30 Follow-Up Materials

06014795

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tate & Lyle

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 03 2006
THOMSON FINANCIAL

FILE NO. 82- 905 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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OICF/BY: dlw

DAT : 7/5/06

TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

82-905
ARLS
3-21-06

ANNUAL REPORT 2006



Tate & Lyle PLC
Tate & Lyle PLC is a public limited company listed on the London Stock Exchange and registered in England. This is the Report and Accounts for the year ended 31 March 2006.

More information about Tate & Lyle can be found on our website at www.tateandlyle.com

Cautionary statement
This Annual Report and Accounts contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Tate & Lyle PLC. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this Annual Report and Accounts should be construed as a profit forecast.

OUR PURPOSE
TO CREATE THE WORLD'S LEADING RENEWABLE INGREDIENTS BUSINESS.

OUR VISION
WE WILL GROW BY UNITING OUR BUSINESSES AND DEVELOPING PARTNERSHIPS TO CREATE THE WORLD'S LEADING RENEWABLE INGREDIENTS BUSINESS. WE WILL BUILD A CONSISTENT GLOBAL PORTFOLIO OF DISTINCTIVE, PROFITABLE, HIGH-VALUE SOLUTIONS IN PRODUCTS AND SERVICES FOR OUR CUSTOMERS.

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. Founded in the UK in 1921, Tate & Lyle is now a global company operating more than 65 production facilities in 29 countries mainly throughout Europe, the Americas and South East Asia.

All of our ingredients are produced from renewable crops, predominantly corn (maize), wheat and sugar. Through the use of innovative technology, we transform these crops into value added ingredients for our customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries.

Our ingredient portfolio includes sweeteners, high performance and basic starches, polyols, acidulants, gums, sugars and SPLENDA® Sucralose.

Backed by a strong and growing research organisation, our ingredients help add taste, texture, nutrition and increased functionality to everyday products used by millions of people around the world.

TATE & LYLE PERFORMED WELL DURING THE 2006 FINANCIAL YEAR AND ACHIEVED GOOD PROFIT GROWTH

Profit before tax, exceptional items and amortisation £m


UK GAAP
IFRS
159 220 227 255 254 295
2002 2003 2004 2005 2005 2006

Dividends per share pence


17.8 18.3 18.8 19.4 20.0
2002 2003 2004 2005 2006

Diluted earnings per share before exceptional items and amortisation pence


UK GAAP
IFRS
22.1 33.0 33.9 38.0 37.4 41.7
2002 2003 2004 2005 2005 2006

Net debt £m


UK GAAP
IFRS
639 471 388 451 471 858
2002 2003 2004 2005 2005 2006

Basis of preparation
These financial statements are presented for the first time on the basis of International Financial Reporting Standards (IFRS), having previously been reported under UK GAAP. The comparative information in respect of the year to 31 March 2005 has been restated, other than accounting for Financial Instruments, for which IAS32 and IAS39 were adopted from 1 April 2005.

Amortisation
Unless stated otherwise, the use of the word 'amortisation' on pages 2 to 64 in this annual report and accounts relates to the amortisation of intangible assets arising on acquisition of businesses.

	Year to 31 March 2006	Year to 31 March 2005	
Sales	**£3 720m**	£3 339m	+11%
Profit before tax, exceptional items and amortisation[1]	**£295m**	£254m	+16%
Profit before taxation	**£42m**	£205m	–80%
Diluted earnings per share before exceptional items and amortisation	**41.7p**	37.4p	+11%
Diluted (loss)/earnings per share	**(6.3)p**	30.6p	n/a
Dividend per share	**20.0p**	19.4p	+3.1%

[1] Before net charge for exceptional items of £248 million (2005 – £45 million) and amortisation of £5 million (2005 – £4 million).

- Profit before tax, exceptional items and amortisation up 16%
- Strong full year contribution from total value added products with profit before interest, exceptional items and amortisation increased by 22% from £132 million to £161 million
- Diluted earnings per share before exceptional items and amortisation up 11%
- Exceptional impairment charge of £272 million principally relating to EU sugar regime reform
- Net debt increased by £387 million to £858 million; interest cover remains strong at 9.9 times
- Proposed total dividend per share increased by 3.1% to 20.0p

HOW OUR BUSINESS IS ORGANISED, OUR OPERATIONS AND JOINT VENTURES, PRODUCTS, SERVICES AND PLANTS

Food & Industrial Ingredients, Americas

Contribution to profit before interest[1]



38%

Products and services
Cereal starches and sweeteners
Proteins
Acidulants
Biogums
Ethanol
Aquasta™
Bio-PDO™
Alleggra™
Blending

Plants (excluding joint ventures)
11 US
1 EU
1 South America

Processes and raw materials
Corn (maize) milling
Cereal sweetener, sugar
or molasses fermentation

Main joint ventures
Almex
Cereal starches and sweeteners

Astaxanthin Partners
Aquasta™ astaxanthin, an essential nutrient for farm-raised fish

DuPont Tate & Lyle BioProducts
Bio-PDO™ a monomer made from corn used to produce DuPont™ Sorona® polymer

Sucromiles
Citric acid and alco-chemicals

Food & Industrial Ingredients, Europe

Contribution to profit before interest[1]



14%

Products and services
Cereal starches and sweeteners
Proteins
Potable alcohol
Polyols
Biogums
Ethanol
Blending

Plants (excluding joint ventures)
9 EU
1 Morocco

Processes and raw materials
Wheat and corn (maize) milling
Cereal sweetener fermentation
Hydrogenation

Main joint ventures
Eaststarch
Cereal starches and sweeteners

Hungrana (part of Eaststarch)
Cereal starches and sweeteners, and potable alcohol

Sedamyl
Cereal starches and sweeteners, and potable alcohol

Sedalcol
Potable alcohol and ethanol

Orsan Guangzhou Gourmet Powder Co.
Glutamate (flavour enhancer) producer

Sucralose

Contribution to profit before interest[1]



21%

Products and services
SPLENDA® Sucralose

Plants
1 US
1 Singapore (under construction)

Processes and raw materials
Patented sucralose manufacturing process

[1] *For the year ended 31 March 2006 and before exceptional items and amortisation.*

Sugars, Americas & Asia

Contribution to profit before interest[1]



8%

Products and services
Sugars

Main consumer brands
Redpath
Melli

Plants (excluding joint ventures)
1 Canada
1 Packing and blending operation (Canada)

Processes and raw materials
Cane sugar refining
Blending

Main joint ventures
Occidente
Sugar, molasses and potable alcohol

Nghe An Tate & Lyle
Sugar

Sugars, Europe

Contribution to profit before interest[1]



19%

Products and services
Sugars, syrups and molasses
Sugar and ethanol trading, molasses trading and blending and liquid storage
Process technology and engineering

Main consumer brands
Tate & Lyle
Lyle's Golden Syrup
Sidul
Sores

Plants (excluding joint ventures)
2 EU
18 Global molasses blending facilities

Processes and raw materials
Cane sugar refining
Blending

Main joint ventures
Eastern Sugar
Sugar

Compania de Melazas
Molasses

Premier Molasses Company
Molasses

Global

Global Food Ingredients Group
Global Marketing
Global Research & Development
Global Information Systems/ Information Technology
Corporate Centre

All our ingredients are made from renewable crops (corn, sugar and wheat) and our industrial ingredients often replace synthetic or petrochemical alternatives.

More details on our subsidiaries, joint ventures and investments can be found on pages 113 to 115.



"TATE & LYLE HAS HAD ANOTHER YEAR OF STRONG PERFORMANCE DRIVEN SUBSTANTIALLY BY OUR VALUE ADDED BUSINESSES"



Results

Tate & Lyle has had another good year with profit before tax, exceptional items and amortisation of £295 million (2005 – £254 million) representing a 16% improvement over the prior year. There was a positive exchange translation effect of £8 million. The improvement was driven mainly by growth in SPLENDA® Sucralose and strong performances from Food & Industrial Ingredients, Americas and sugar trading. The operating performance at the end of the year was particularly good, notably from Food & Industrial Ingredients, Americas and sugar trading, with additional benefit from mark-to-market adjustments and certain one-off items.

Growth was delivered despite increased energy costs across the business, the adverse effect of the oversupply of sugar in the EU, and consequences arising from reform of the EU sugar regime. Sales increased to £3,720 million (2005 – £3,339 million).

Diluted earnings per share before exceptional items and amortisation for the year to 31 March 2006 were up 11% at 41.7p (2005 – 37.4p). After exceptional items and amortisation the diluted loss per share was 6.3p (2005 – earnings of 30.6p).

The net charge for exceptional items before tax totalled £248 million (2005 – £45 million). In our announcement of 29 March 2006 we stated that we would be reviewing the carrying value of our European assets affected by changes to the EU sugar regime. The outcome of this review is the principal element of the total impairment charge of £272 million (the details of which, including the effect on the future depreciation charge, are set out in the Operating and Financial Review). This has been partially offset by a £24 million release of provisions relating to US healthcare liabilities following changes to the funding of these costs announced by the US government.

Profit before tax after exceptional items and amortisation was £42 million (2005 – £205 million).

After an increase in investment and capital expenditure to £344 million (including significant expenditure on SPLENDA® Sucralose), and an increase of £58 million reflecting the adoption of IAS39 on 1 April 2005, net debt increased by £387 million to £858 million (2005 – £471 million). Interest cover was 9.9 times (2005 – 11.6 times).

Dividend
In line with its stated dividend policy, the Board proposes an increase of 0.6p (3.1%) in the total dividend for the year to 20.0p. This is covered 2.1 times by earnings before exceptional items and amortisation. The proposed final dividend of 14.1p (2005 – 13.7p) will be due and payable on 27 July 2006 to all shareholders on the register at 30 June 2006.

Directors
As stated in last year's Annual Report, Allen Yurko retired from the Board on 28 July 2005 and Dr Barry Zoumas was appointed as a non-executive director from 1 May 2005. He has agreed to chair our newly formed Research Advisory Group, of which more details are set out in the Chief Executive's Review.

Carole Piwnica will be retiring as a non-executive director at the Annual General Meeting on 19 July 2006, having served on the Board for approaching ten years. The Board thanks her for her commitment to the Company and her considerable contribution to its strategic development.

Robert Walker was appointed as a non-executive director from 1 January 2006. He is currently Chairman of WH Smith and brings to the Board an in-depth knowledge of the food and beverage sector, having spent much of his earlier career working for companies such as Procter & Gamble and PepsiCo.

Corporate Social Responsibility
For Tate & Lyle, corporate social responsibility means applying our four core values – safety, integrity, knowledge and innovation – to the way we run our business. This involves continuous progress in achieving the highest standards of safety; considering the environmental impact of every aspect of what we do; and treating our employees, suppliers and the communities in which we work as long-term partners. The Group continues to be a constituent of FTSE4Good, the UK corporate social responsibility index. It is pleasing to report a third consecutive calendar year of improvement in the Group Safety Index, this year by 39.4% and that energy consumption per unit of production showed a useful reduction of 3.6%, beating our Group target of 3% per annum.

Tate & Lyle's UK occupational health programme has also been acknowledged as a model of excellence by the UK National Health Service. The Department of Health is interested in using our programme (which includes health promotion activities, an occupational health clinic, advice on healthy eating and counselling services) as an example of best practice to launch the Department's new initiative, Business Communities of Health.

Board Effectiveness
During the year, the Board once again carried out a review of its effectiveness and that of its Committees led by myself. The 2006 evaluation, based on one-to-one interviews with the directors, the Company Secretary and the Group Human Resources Director, followed a similar process to the one held in 2005 and, as in the previous year, the 2006 evaluation concluded that the Board and its Committees were operating effectively. Recommendations, such as improvements to the format of strategic papers provided to the Board and the content of the agenda for the annual full day strategy review, have been implemented. A full session of the Board is planned for July 2006 to consider other outputs of the effectiveness review.

Strategy
Our strategy remains to increase the value added component of our business, which has grown substantially over recent years both in absolute profit terms and as a proportion of the Group's total profit. Growth continues to be driven by a good performance from our global food ingredients business, through innovative marketing, and the successful expansion of SPLENDA® Sucralose manufacturing capacity and sales.

This has in many respects been a year of transition where one of our objectives has been to invest for growth. We have made significant progress towards the completion of several key investments to facilitate that objective.

Outlook
This has been another strong financial performance from Tate & Lyle, driven substantially by our value added businesses and benefiting from a good operating performance and certain one-off items at the end of the year. These results have been achieved despite absorbing significantly increased energy costs across the business. In addition, our European operations were adversely affected by an oversupply of sugar in the EU market and other factors arising from the reform of the EU sugar regime.

In our announcement of 29 March 2006 we stated that we would be reviewing the carrying value of those of our European assets affected by changes to the EU sugar regime. The outcome of this review is the principal element of the total impairment charge of £272 million, the details of which are set out in the Operating and Financial Review. Fundamental options to mitigate the impact of the sugar regime are being examined.

Our strategy to grow the profit contribution from value added products continues to be successful and we have set as our target for the current year an increase in profit contribution of 30% from this activity. In part, our target derives from the exciting prospect of new value added product facilities (including capacity for SPLENDA® Sucralose) being completed and commissioned during the year to 31 March 2007. This time last year we said that we viewed the future with confidence. The success of our value added strategy makes it entirely appropriate to repeat that message.

Sir David Lees
Chairman
24 May 2006

"THE SPLENDA® SUCRALOSE BUSINESS AGAIN PERFORMED STRONGLY AND WE SIGNIFICANTLY INCREASED THE CONTRIBUTION FROM OUR CORE VALUE ADDED INGREDIENT PRODUCTS"



Overview

Tate & Lyle performed well in the 2006 financial year and achieved good profit growth despite a challenging environment. The SPLENDA® Sucralose business again performed strongly, benefiting during the year from the first stage of expansion to the McIntosh, Alabama facility. We significantly increased the contribution from our core value added ingredient products and it was also pleasing to note the margin gains we achieved on commodity products in the 2006 calendar year's sweetener pricing round in the US.

A number of factors have partially offset these positive performances. Firstly, higher global energy prices added £30 million to our energy costs and also increased ingredient and transport costs. Secondly, profits were depressed by lower margins for sugar and related products in the EU and higher export licence costs at Sugars, Europe. These arose as a consequence of oversupply as the market begins to adapt to the changes resulting from reform of the EU sugar regime.

All our expansion projects, which will promote longer term value added growth across the business, are progressing satisfactorily. The capital projects to double the McIntosh, Alabama sucralose production capacity acquired under the realignment of the SPLENDA® Sucralose activities have been completed and commissioning is under way. The new Singapore sucralose facility and our new joint venture plant with DuPont to produce Bio-PDO™ from renewable resources should both begin to come on stream in our financial year ending 31 March 2007. The project to increase value added capacity in our Sagamore facility in the US is also scheduled to be completed in that year, and the Loudon expansion is due for completion in the year to 31 March 2008.

In line with our value added growth strategy, we completed two bolt-on acquisitions during the year. The acquisition of the Italian based Cesalpinia Foods was completed in December 2005 and that of US speciality food ingredients company Continental Custom Ingredients Inc. was completed in January 2006 for a combined consideration of £72 million. Both businesses have been customers of Tate & Lyle for a number of years and together we will be more responsive in developing distinctive and innovative solutions for the food industry. The acquisitions made profits in line with our expectations in the final months of the financial year. These acquisitions represent a further step in broadening our product mix, technology and customer base in rapidly expanding areas such as blends and fortification and may be supplemented by the acquisition of further bolt-on businesses.

In April 2006, just after the year-end, we completed the acquisition of the assets and intellectual property of Hycail BV and its Finnish subsidiary Hycail Finland OY. Hycail develops polylactic acid polymers and resins, a biodegradable plastic made from renewable resources. This modest £2 million initial investment strengthens Tate & Lyle's knowledge and resources in the field of industrial ingredients from renewable resources.

This investment supplements our internal research and development capability, which we consider a key differentiator for Tate & Lyle. We continue to invest substantially in this area, increasing headcount by 45 and cost by 5% in the year to 31 March 2006. To improve oversight and give an external perspective, we have established a Research Advisory Group, chaired by Dr Barry Zoumas, one of our non-executive directors. The Committee comprises external experts and senior Tate & Lyle people. It will review our research and development portfolio and provide insight into how leading edge technologies could apply to future developments.

We have also established Tate & Lyle Ventures, our fund to invest in new products and technologies that are closely aligned with our strategy. It will complement our existing research and development and partnering activities and will be formally launched once the necessary regulatory approvals have been obtained.

We are consolidating the global marketing of Tate & Lyle's current range of value added and functional food ingredients into one team, our new Global Food Ingredients Group. This team will take Tate & Lyle into new ingredient areas and growth opportunities. This change to the structure and leadership of Tate & Lyle's businesses reflects the acceleration of the Group's growth strategy and our continuing commitment to delivering excellence in customer service.

Under the new European sugar regime proposals our Greek corn processing plant (part of Food & Industrial Ingredients, Europe) is not viable. We therefore propose to close the plant, which has an isoglucose quota of 13,000 tonnes, by September 2008. We have entered an information and consultation phase with employees. Proceeds from the surrender of quota will mitigate the cash closure costs.

As part of our commitment to vigorously defend and enforce our sucralose patents, we announced on 23 May 2006 that we had filed suit in the US District Federal Court for Central Illinois against a Chinese manufacturing group based in Hebei province as well as six importers of sucralose into the US. The proceedings allege infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China.

Group profit before tax, exceptional items and amortisation of £295 million was a 16% improvement on the prior year (2005 – £254 million). Group profit before tax after exceptional items and amortisation was £42 million (2005 – £205 million).

Net debt has risen from £471 million at 31 March 2005 to £858 million at 31 March 2006.

Group Targets

Despite the growth in profits outlined above this has, in many ways, been a year of transition as we invest for growth.

- We have increased the contribution of total value added products to Group profit before interest, exceptional items and amortisation from £132 million to £161 million. The changes to the EU sugar regime will, however, reduce the contribution from the commodity, quota constrained and consumer branded segments over the next few years. This makes our current target of a contribution from total value added of 60% of Group profit before interest, exceptional items and amortisation achievable for the wrong reasons.

  Given uncertainty over how the EU sugar regime will impact the Group over the next few years, and the number of capital projects that are coming to fruition, we have decided to replace this target with a new one-year target for profit before interest, exceptional items and amortisation from total value added products to increase by 30% in the 2007 financial year.
- The net debt to EBITDA (earnings before exceptional items and before interest, tax, depreciation and total amortisation) multiple has increased from 1.2 times to 1.9 times. Our maximum target for net debt to EBITDA is 2.5 times.
- Interest cover was 9.9 times. This remains robust, underpinning our investments in future growth and our progressive dividend policy. Our minimum target remains 5.0 times.
- All businesses have a target on both economic and environmental grounds to reduce energy consumption on a per unit basis by 3% per year. It is pleasing to report that in the 2005 calendar year the Group beat this target, achieving a reduction of 3.6%. At prevailing energy prices, we would expect energy costs to increase by £45 million in the year ending 31 March 2007 and the total energy bill for the year (after taking into account increased production) to exceed £250 million. We have in place contracts and hedges that cover around two-thirds of our estimated energy usage for the 2007 financial year.

Segmental Reporting

This is the first full year under our new basis for segmental financial reporting. This analysis is presented along product lines, rather than the geographic analysis previously reported, and we believe that this will give a more meaningful analysis of our activities.

Performance of Main Businesses

Food & Industrial Ingredients, Americas produced a very strong performance, with all of its major operations showing net gains despite higher energy and other manufacturing costs. Sales were up 9% at £1,127 million and profit before interest, exceptional items and amortisation of £125 million was up 30%.

Food and industrial products improved due to higher volumes and increased gross margins, increasing the contribution from core value added products. Sweetener volumes were higher. Overall sweetener gross margins improved following the 2006 calendar year sweetener pricing round. Net corn costs were lower. Ethanol benefited from increased margins due to higher gasoline prices and benign corn costs. The recovery of the citric acid product line continued with increased profitability, although this was constrained by higher input costs. Tate & Lyle Custom Ingredients (the former Continental Custom Ingredients Inc. business acquired in January 2006) made a modest profit in the final months of the financial year, in line with our expectations.

All major capital expansion projects are on schedule. Construction continues to progress satisfactorily at the Bio-PDO™ plant in Loudon, Tennessee, and also at Loudon and Sagamore where expansion of the value added food ingredient and ethanol facilities is taking place. The Bio-PDO™ facility is expected to commence commissioning during the middle of the 2006 calendar year.

At Food & Industrial Ingredients, Europe sales were down 6% at £719 million with higher volumes offset by lower prices reflecting the calendar 2005 pricing round. Profit before interest, exceptional items and amortisation was up 5% at £46 million. Selling prices for isoglucose have been squeezed due to an oversupply of sugar in the market and impending changes to the EU sugar regime. Favourable raw material costs, and improved selling prices for value added and most other products in the 2006 calendar year pricing round, partially mitigated the impact of higher energy costs and lower isoglucose prices. Tate & Lyle Cesalpinia (the former Cesalpinia Foods business acquired in December 2005), performed in line with our expectations and made a small profit in the last quarter of the financial year.

In response to oversupply in the market, the EU has withdrawn 2.5 million tonnes of quota from the sugar year ending in September 2007. Whilst we support this action as an appropriate measure to correct the balance of supply and demand, it will reduce isoglucose volumes. However, one of the provisions of the reform is the granting of an additional isoglucose quota of almost 20%, effective from October 2006. This will partially offset the lower volume resulting from the withdrawal.

"All our expansion projects which will promote longer term value added growth across the business are progressing satisfactorily"

SPLENDA® Sucralose has continued to enjoy buoyant demand across all major food, beverage and pharmaceutical categories and performed strongly with sales of £142 million, up 23%. Profit before interest, exceptional items and amortisation of £68 million was 48% higher despite higher manufacturing costs (mainly due to increased energy and ingredient costs and expansion related operational constraints), and start-up costs of £5 million (2005 – transitional costs £3 million).

The first McIntosh, Alabama plant expansion has now been commissioned. The second phase of the expansion is also mechanically complete and will be fully commissioned by the middle of the 2006 calendar year. These two expansions will result in a doubling of the McIntosh capacity compared to the capacity of the plant when we acquired it in April 2004. With this increased production capacity we will have additional product available to build the customer base and SPLENDA® Sucralose brand.

In 2004, when we decided to more than triple the SPLENDA® Sucralose capacity we acquired under the business realignment with McNeil Nutritionals, we took into account our customers' views of potential demand. With the first expansion to the McIntosh facility completed and the second expansion due to come on stream, we are building up production and accelerating our work with customers on innovation and reformulation. Construction of the new Singapore facility is on schedule to be completed by January 2007, and has been designed with the potential for capacity to be expanded if necessary. Based on our ongoing discussions with our customers about their future plans, we remain confident of our ability to meet market growth in the foreseeable future.

Sugars, Americas & Asia sales were up 15% to £273 million and profit before interest, exceptional items and amortisation was up 35% to £27 million. Our sugar operation in Canada has performed as expected despite the effect of increased imports and higher energy prices. The results benefited from a mark-to-market gain on raw sugar inventory of £7 million due to the higher prevailing world sugar price. Our sugar business in Vietnam achieved slightly higher profits as higher selling prices more than offset lower production due to a drought. Results at Occidente in Mexico were satisfactory, although lower than the previous year due to a change in sales mix with higher export and lower domestic sales.

At Sugars, Europe sales were up 23% at £1,459 million but profit before interest, exceptional items and amortisation of £62 million was down 14%. Profitability in our EU sugar refining business has been substantially reduced, impacted by oversupply in the EU market coupled with the expected higher cost of export licences and higher energy costs. Both London and Lisbon refineries reported lower results than the prior period. The impact on the Group has been partially mitigated by a strong performance from sugar trading, achieving an increase in profit before interest, exceptional items and amortisation of £13 million in what has been a volatile sugar market. This was also the main cause of the increase in sales of the division. Sugar trading has enjoyed two years of well above average profits. We believe that it is likely to achieve a lower contribution in the 2007 financial year. The Eastern Sugar joint venture business continues to improve, although the quota reduction outlined above will also impact this business in the 2007 financial year.

European Sugar Regime

The EU Commission published a press release on 24 November 2005 outlining the final proposals for the reform of the EU sugar industry. Tate & Lyle fully understands the need for reform of the EU sugar regime. We welcome the proposals, and in particular the action by the Commission to address the imbalance of the impact on the cane refining sector (contained in earlier proposals) through the granting of transitional aid, and the extended period of stability until the end of September 2015, contained therein. Tate & Lyle published its estimates of the impact on the Group on 25 November 2005. These estimates excluded other factors which impact operating results such as the effect of market forces during the transition period to the new sugar regime and higher energy prices. Since then our European businesses have been affected by oversupply of sugar within the EU with a consequent effect on sugar pricing premia. This has reduced the profitability of those businesses in the year to 31 March 2006 and is expected to depress margins for sugar and related products further in the year to 31 March 2007.

As mentioned above, the EU has announced the withdrawal of 2.5 million tonnes of quota for the sugar year ending in September 2007. This should have a beneficial impact on pricing for sugar and related products but the extent cannot be evaluated at this time. Future quota withdrawals or cuts by the Commission cannot be discounted. The need for these will depend on supply and demand which will be influenced by a number of factors, in particular the amount of quota surrendered by manufacturers.

As advised in our announcements of 25 November 2005 and 29 March 2006, one consequence of the EU sugar regime reform has been a review of the carrying value of our European assets affected by the reform. This is the principal element of the total exceptional impairment charge of £272 million, the details of which are set out in the Operating and Financial Review. We propose to close our Greek corn processing plant, which is part of Food & Industrial Ingredients, Europe, by September 2008.

The final detailed legislation resulting from reform of the EU sugar regime may be concluded only just before the start of the new regime on 1 July 2006. Although these implementing regulations are not expected to materially alter the key elements of the new regime, they will set the rules for the day-to-day running of the EU sugar market.

As previously stated, we anticipate that the impact of the reform on the results of the Group will be at least offset by our successful strategy to grow the total value added component of our business, a consistent objective since 1999.

Safety

Tate & Lyle has no higher priority than safety, which we believe is fundamental to running a successful business. Every year we strengthen our commitment to ensure safe and healthy conditions for our employees, contractors and visitors. For the third consecutive year, safety performance across Tate & Lyle has improved in all categories, reflecting our commitment to providing a safe workplace for all our employees.

Community Involvement

Tate & Lyle aims to play a positive role in all the communities in which we operate. Over the years we have developed a Group-wide community involvement policy that forms one of the core components underpinning our ethical behaviour. Our programme involves building long-term relationships with local partners to deliver a shared objective: establishing strong, safe and healthy communities by investing time and resources into projects that directly address local needs.

Our community partnerships are very well supported by employees, many of whom take part in programmes. Tate & Lyle's community involvement benefits our employees by enhancing their own local community, offering significant personal development opportunities and making Tate & Lyle a company for which they are proud to work. The community involvement policy is reviewed annually by the Board.

Conclusion

Tate & Lyle performed well in the 2006 financial year. We have seen continued success in our strategy of growing the total value added component of our business.

This performance has been achieved despite a challenging environment and we could not have produced such a satisfactory outcome without considerable effort and commitment from our people around the world. I would like to take this opportunity to thank them for their dedication and contribution.

Looking forward, management will be focused on three principal areas.

Firstly, to progress expansion projects, under way in the US and Asia, which will facilitate continued value added growth across both the food and industrial activities of the business. These projects will involve substantial commissioning time and cost in the 2007 financial year. They are central to our value added strategy and are progressing satisfactorily.

Secondly, we will continue to build the SPLENDA® Sucralose customer base and brand. SPLENDA® Sucralose is a key component in many of our new solution sets, developed for the food and beverage industry. We will also maintain our vigilance in defending the brand and our intellectual property.

And thirdly, we are examining fundamental options to mitigate the impact of the EU sugar regime reform on the Group.

We continue to view Tate & Lyle's future with confidence.



Iain Ferguson CBE
Chief Executive
24 May 2006



UNDERSTANDING PEOPLE'S LIFESTYLES

TO HELP OUR CUSTOMERS LEAD IN THE MARKETPLACE, WE RESEARCH PEOPLE'S EATING HABITS AND ASPIRATIONS

Our consumer research programme in Europe and the Americas has been running for over two years and provides us with both qualitative and quantitative data on people's dietary habits, lifestyles and health aspirations.

This knowledge ensures that our product development programme meets the needs of the market both today and in the future. It also helps our customers to reformulate their trusted brands and deliver their new products with confidence.


Automated Analysis Control
Sample Progress

DEVELOPING THE RIGHT INGREDIENTS

WE CREATE INNOVATIVE PRODUCTS FROM RENEWABLE RESOURCES



People around the world are looking to renewable resources to provide everything they need from food to fuel. Our scientists have been developing food and industrial ingredients from renewable resources (corn, wheat and sugar) for over 80 years. To complement our existing research and development team, we have established Tate & Lyle Ventures, a fund to invest in new products and technologies. By continuing to develop our research and knowledge, we are helping to meet the world's increasing demand for products from renewable resources.



INVESTING FOR GROWTH

WE ARE BUILDING NEW PLANTS, NEW CAPACITY AND NEW TECHNOLOGY

We are investing to grow our business and to meet increasing customer and consumer demand for our products. Our new Bio-PDO™ joint venture plant in Loudon, Tennessee will come on stream in 2006. We are building a new SPLENDA® Sucralose plant in Singapore and have doubled capacity at our existing plant in McIntosh, Alabama.

In Sagamore, Indiana we are investing £57 million to increase capacity for value added food starches used in dairy, beverages, baking, snacks and dressings. In Loudon, Tennessee we are investing £43 million to produce value added ingredients, ethanol, and substrate for the nearby Bio-PDO™ joint venture plant. Both these investments will not only help grow our value added business, but will also bring significant environmental benefits.

OFFERING DISTINCTIVE SOLUTIONS

OUR CORE™ RANGE OF SERVICES HELPS OUR CUSTOMERS MAXIMISE THE POTENTIAL OF THEIR PRODUCTS AND BRANDS

Our solutions combine unique sets of ingredients with innovative product development services to meet the needs of our food and beverage customers. We provide these solutions through four services:

Tate & Lyle CREATE®
Innovations in shape, structure, taste and texture – helping make our customers' products even more exciting and distinctive.

Tate & Lyle OPTIMIZE®
Maximising efficiency and added value services – helping our customers meet their cost and margin targets.

Tate & Lyle REBALANCE®
Reformulating to lower fat, lower sugar and lower calorie positions without compromising on taste.

Tate & Lyle ENRICH®
Enhancing the nutritional benefits of products without compromising on taste.



CREATING RECIPES FOR SUCCESS

SPLENDA® SUCRALOSE PROVIDES MILLIONS OF PEOPLE AROUND THE WORLD WITH A WIDER CHOICE OF GREAT-TASTING REDUCED-CALORIE FOOD AND BEVERAGES THAN EVER BEFORE

Driven by its great sugar-like taste and unique functionality, the no calorie sweetener SPLENDA® Sucralose is now an integral ingredient in over 4,000 products.

The majority of SPLENDA® Sucralose is sold to food producers. Introducing SPLENDA® Sucralose to a food can be a complex science – it's not always a simple case of ingredient substitution.

One gram of SPLENDA® Sucralose can replace the sweetness of 600 grams of sugar, but removing that sugar can adversely affect mouthfeel, body and texture. Our technical services teams use their unique expertise and our extensive portfolio of ingredients to ensure that when customers use SPLENDA® Sucralose in their products, they are able to replace the functionality lost when sugar is taken out. Because we specialise in food ingredients, we understand how ingredients work together to create a great product. We don't just sell ingredients: from ingredient choice and reformulation to giving consumers the taste experience they want, we help our customers at every stage.





MAKING BIO-BASED LIVING A REALITY

WITH OUR PIONEERING NEW POLYMER INGREDIENT, BIO-PDO™, WE ARE TURNING CORN INTO CLOTHES

This year sees the commercial opening of our joint venture plant with DuPont to produce Bio-PDO™, an innovative new monomer made from corn that is used to produce DuPont's Sorona® polymer. Sorona® is extremely versatile and can be used to create a range of textiles from soft silky fabrics to robust, stain-resistant carpets.

Making Bio-PDO™ uses significantly less energy than petrochemical-based alternatives, saving around 92 million litres (20 million gallons) of oil a year – good for us, and good for the environment.



DELIVERING GREAT PRODUCTS



Tom

Don't forget to buy some:

Washing tablets
Salad dressing
Lozenges
Detergent
Orangeade
Yoghurt
Biscuits
Muesli bars
Bread
Jam
Toothpaste

and a new notepad!
xx




"Our business in Vietnam ensured over 2,000 children in 27 primary schools were provided with school bags and stationery."
TATE & LYLE
SAFETY FIRST
"Our US staff helped raise over $56,000 for The American Red Cross Hurricane Katrina relief fund."

A RESPONSIBLE BUSINESS

FROM SAFETY AT WORK TO PARTNERING WITH LOCAL COMMUNITIES, WE TAKE A RESPONSIBLE APPROACH TO EVERYTHING WE DO

Behaving responsibly means considering the effects of our operations on our people, our partners, the communities we work in and the environment, and building their needs and concerns into the commercial decisions we take about our business. We define our responsibilities in terms of the safety and health of our employees and contractors; the environmental impact of our operations and products; and the nature of the relationships we build with our suppliers and the communities in which we work. For more details, see the corporate social responsibility section of the Operating and Financial Review on pages 35 to 41.

Introduction

This Operating and Financial Review (OFR) provides a broader perspective of Tate & Lyle's business to enable a more informed judgement to be made of the Group's financial performance and prospects.

Forward-looking statements

The OFR contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Tate & Lyle. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts.

Business description

Tate & Lyle is a world leading maufacturer of renewable food and industrial ingredients. Founded in the UK in 1921, Tate & Lyle is a global company with more than 65 production facilities in 29 countries predominantly throughout Europe, the Americas and South East Asia.

Tate & Lyle has its roots in a number of well-established companies, focused on sugars in Europe and Canada, wheat and corn milling in Europe and corn milling in the US. All our ingredients are produced from renewable crops, predominantly corn (maize), wheat and sugar, but on a smaller scale incorporating other agricultural products. We take these renewable crops and transform them through the use of innovative technology into value added ingredients and solutions for food, beverage and industrial customers across the world.

The Group operates through five divisions:

- Food & Industrial Ingredients, Americas;
- Food & Industrial Ingredients, Europe;
- Sucralose;
- Sugars, Americas & Asia; and
- Sugars, Europe.

These divisions are supported by a number of global business groups and the corporate Head Office in London.

A description of the performance of the Tate & Lyle Group and each of its five divisions for the year ended 31 March 2006, and significant developments which occurred during the year, is set out in the Chief Executive's Review on pages 8 to 11 and on pages 26 to 34 of this OFR.

Strategy and objectives

Tate & Lyle's purpose is to create the world's leading renewable ingredients business. In order to grow our business and create value for our shareholders, our strategic objectives are to:

- grow the contribution from value added products;
- invest in acquisitions and partnerships;
- unite our business;
- operate efficiently;
- invest in technology and people; and
- serve our customers.

Each of these strategic objectives is explained in more detail below.

Grow our value added products

We are committed to continuing to grow the contribution from our value added products such as our speciality food starches and sweeteners and SPLENDA® Sucralose and to develop other products such as Bio-PDO™. By providing distinctive, high-value products and solutions for our customers, we will benefit from higher margins and greater earnings stability.

Invest in acquisitions and partnerships

Tate & Lyle has expanded its business through selected acquisitions. We continually evaluate opportunities that would add strategic value by enabling us to enter new markets or add products, technologies and knowledge more efficiently than we could organically.

We also expect to grow our business by forming joint ventures and partnerships to develop and distribute new products, and to enhance the capabilities of our existing ingredient portfolio. As we have found with our global alliance with McNeil Nutritionals for SPLENDA® Sucralose and with our joint venture with DuPont for Bio-PDO™, using alliances and joint ventures can be an efficient way to lower our cost of investing in new areas and markets and help secure access to new and complementary technology and expertise.

Unite our business

Tate & Lyle has a customer-focused global approach to marketing. To support this approach, all of our divisions operate together under the 'Tate & Lyle' name. This enables us to present a consistent global portfolio of distinctive, profitable, high-value products and services to our customers.

To accelerate our growth strategy, we have formed a new Global Food Ingredients Group. This new group will focus on coordinating our customer-focused activities so as to maximise the profitability and market reach of our range of value added and functional food ingredients, as well as taking us into new ingredient areas and growth opportunities in the future.

Operate efficiently

We are committed to being a low-cost producer. Through our expertise in high-volume process management, our focus on technical and manufacturing excellence and the efficient use of services such as logistics and utilities, we are continually working to improve the efficiency of our operations.

Invest in technology and people

We are increasing our investment in our research and development capabilities to underpin our strategy to grow our value added products. We believe this is a key differentiator for Tate & Lyle. We are recruiting more scientists and increasing expenditure to help us develop innovative solutions that meet our customers' product challenges. We are also leveraging our research and development capabilities through business and technology partnerships, university collaborations and investments in start-up companies.

To develop talent, improve leadership and help our employees succeed, we are implementing 'The Tate & Lyle People Strategy'. This consists of various programmes designed to ensure we have the right skills at all levels to grow our business and to enable our employees to meet new challenges as their careers progress.

Serve our customers

Delivering excellent customer service is at the core of everything we do and we consistently monitor our performance using a variety of measures. Our Global Quality Service and Standards set consistent high levels of service and quality which are expected to apply across the Group. This enables us to fulfil our customers' requirements efficiently wherever we operate in the world.

Our aim is to ensure that we can help our customers develop more successful and innovative consumer products. Tate & Lyle's strategy is to be the partner of choice in our customers' innovation processes. At the highest level this involves getting a better understanding of our customers' longer term strategic direction, and current consumer trends, in order to strengthen our relationships.

To develop our customer relationships further throughout our business, we have set up cross-functional teams consisting of people drawn from research and development, marketing, sales, finance and customer service. These teams work with our customers to provide both consumer and customer insights and to look at support and product innovation opportunities.

Operating environment

Markets

Tate & Lyle participates in diverse markets:

- Food and food ingredients – from refined sugar and simple starches to higher value products such as complex starches and functional sweeteners, including the no calorie sweetener SPLENDA® Sucralose.
- Industrial bio-materials – from basic bio-materials such as paper starches and fuel ethanol to more advanced bio-materials such as Bio-PDO™, a monomer made from corn which can be polymerised by DuPont into a textile called Sorona®.
- Other non-food markets such as pharmaceuticals and personal care where, for example, we produce high value modified starches which can be used to provide texture and stability in facial lotions.
- Animal nutrition ingredients – from feed molasses to Aquasta™ astaxanthin, an essential nutrient for farm-raised fish produced through a unique fermentation process from renewable resources.

Currently, the most important driver of growth for our business is value added food ingredients. In this market, Tate & Lyle operates primarily within the categories of sweeteners, functional foods, fat replacers, hydrocolloids, emulsifers and acidulants.

Solutions

Alongside our broad range of distinctive high-quality sweeteners and food ingredients, we also offer tailored solutions for our customers. These are unique combinations of ingredients or services that allow food manufacturers to achieve certain goals, such as nutritional reformulation, cost reduction or enrichment without compromising on taste and texture. Tate & Lyle's solutions are marketed under four services, namely:

- Tate & Lyle CREATE® – innovations in shape, structure, taste and texture.
- Tate & Lyle OPTIMIZE® – maximising efficiency and added value services to help our customers meet their cost and margin targets.
- Tate & Lyle REBALANCE® – reformulating to lower fat, lower sugar and lower calorie positions without compromising on taste and texture.
- Tate & Lyle ENRICH® – enhancing the nutritional benefits of foods and beverages without compromising on taste.

During the year, we commercialised solutions for a wide range of products including flavoured waters, yoghurts, ice creams, breakfast cereals and dressings.

Our solutions-based approach has also changed the way we take our products to market and the way we work with and are perceived by our customers, providing us with new opportunities to sell our products and grow our business.

Customers

We principally sell our ingredients, solutions and services to food, beverage and industrial manufacturers. We also sell end-products directly through retail distribution channels to retail customers. We serve about 6,000 customers at 13,000 locations around the world and our customer base includes many of the major global food, beverage and industrial companies. They purchase our ingredients to manufacture their consumer and industrial products.

As shown in the table below, our renewable ingredients portfolio can be broadly split into ten segments serving a customer base that extends from branded and own-label foods and beverages to household and industrial products, paper and animal feeds.

Our renewable ingredients portfolio can be split into ten segments.

Our ingredients can be found in:	Cereal Starches	Cereal Sweeteners	Sugars, Syrups and Molasses	SPLENDA® Sucralose	Proteins	Acidulants	Biogums	Alcohols and Polyols	Other fermented products	Allegra™
Foods	○	○	○	○	○	○	○	○	○	○
Beverages	○	○	○	○	○	○				
Dairy	○	○	○	○	○	○	○	○		
Confectionery and desserts	○	○	○	○	○	○	○	○		○
Snacks and bars	○	○	○	○	○	○	○	○		○
Alcoholic beverages		○	○	○		○		○		
Household products (such as detergents, washing liquids, cosmetics and toothpaste)	○		○			○		○		
Tate & Lyle consumer-branded products			○							
Pharmaceuticals (tablets, syrup-based medications, effervescent and fortified products)	○	○	○	○		○	○	○		
Industrial products (building, engineering, energy etc.)	○		○			○	○	○	○	
Paper and board products	○									
Textiles	○								○	
Animal feeds	○	○	○		○	○			○	

Competition

The starch industry is concentrated around a small number of large participants who operate in many different application areas, including food, beverage, paper and pharmaceuticals. The US accounts for over half of global starch production. Our main competitors in the US for corn wet milling and starch-based products are Archer Daniels Midland Company, Corn Products International and Cargill. National Starch (a subsidiary of ICI PLC) is another significant competitor in the US, particularly in relation to higher value modified food and industrial starches, as well as Penford Corporation in the North American paper starch industry. In Europe, our main competitors in the starch industry are Cargill and Roquette Frères. Competition for our European sugar business comes mainly from British Sugar (a subsidiary of Associated British Foods plc), Südzucker, Nordzucker and Tereos. The main competitors for our global food ingredients business are Cargill, Danisco, Kerry and National Starch.

Governmental regulation

Some of the markets in which Tate & Lyle operates are subject to significant influence from legislation or regulation. The main regulatory development during the year related to the reform of the EU sugar regime. More information on the impact of this reform on the Group is explained in the Chief Executive's Review on page 11. Another development during the year occurred in November 2005 when the anti-dumping and countervailing duties which provide protection to the Canadian domestic sugar industry (in which Tate & Lyle operates) were renewed for a period of five years.

Products and their uses

Tate & Lyle's major products together with information about the ways they are broadly used are detailed below. The table on pages 4 and 5 shows the regions from which these products are manufactured and distributed.

Cereal Sweeteners and Starches

Cereal Sweeteners

We believe we are one of the leading producers of cereal sweeteners and starches in the world. We believe we are among the top three producers of sweeteners and starches in the European Union (EU) and we hold the largest share of the current EU quota for isoglucose (the European name for high fructose corn syrup – HFCS). This aspect of our business involves the production and marketing of ingredients produced from corn and wheat for the food and industrial sectors. Our corn sweeteners, such as HFCS, glucose syrup, fructose, dextrose and maltodextrins, are widely employed in the production of soft drinks and as feedstocks in the brewing and fermentation industry.

Starches

Our highly functional value added food starches add texture and body to food as well as bind together ingredients offering stability and moisture retention. Our starches can also improve the shelf-life of processed foods and snacks and are used to produce the texture and other quality features of consumer products such as chewing gum, cosmetics, toothpaste and pharmaceutical applications. We are also a key player in the production of non-food starches for industrial markets. We supply textile, paper, corrugated board and plasterboard manufacturers and the building industry with industrial starches. In the paper industry, native and speciality starches are used to increase dry paper strength and improve surface conditions. Speciality starches are used in the manufacturing of corrugated board to bond the different layers of paper. Starches are used in adhesive and building product applications, and in the textile industry to increase weaving efficiencies.

Sugar and Related Products

We are a world leading producer of sugar, processing cane and beet both for industrial customers and retail sale. We also produce value added and consumer branded sugar products such as Lyle's Golden Syrup and Tate & Lyle Light Cane (a sugar and sucralose blend). We have strengthened this core business by adding a variety of other products which are produced from natural by-products of the refining or processing of sugar.

Cane and Beet Sugar

Sugar is produced from either sugar cane or sugar beet. Refined sugar, syrups and treacles are used to provide natural sweetness, texture, colour and flavour across a full range of food and drink applications. We are the largest producer of cane sugar in the EU. We are the UK's sole cane sugar refiner, and produce over 1.3 million tonnes of cane sugar per annum from our refineries in London, England and Lisbon, Portugal. We are a leading retail brand in the UK, supplying a full range of retail and domestic sugars as well as more specialised products including Lyle's Golden Syrup. We operate cane sugar refineries in Canada and Vietnam and a joint venture in Mexico which supply customers in those regions. We also operate a joint venture processing beet sugar in Central and Eastern Europe. In addition to refining sugar, our global trading operation purchases and trades sugar in markets across the world. In general, we purchase sugar from major sugar producing regions such as Brazil and sell it into countries with sugar deficits.

Molasses

Molasses is the versatile by-product of cane and beet sugar production. It offers various benefits as an animal feed, provides a raw material for fermentation and is also used in a diverse range of other industrial processes. We have been able to leverage our position as a leading sugar manufacturer to become a market leader in the international trading, distribution and storage of molasses with operations in over 20 countries. We have developed the expertise we gained from storing molasses to establish an ancillary business of storing for our customers other commodities in bulk liquid storage facilities around the world.

SPLENDA® Sucralose

SPLENDA® Sucralose is a no calorie, high intensity sweetener that is made from sugar. SPLENDA® Sucralose offers the taste of sugar without the calories. As a food ingredient, its proven stability means that products using SPLENDA® Sucralose will retain their sweetness over time, helping to preserve the optimal balance of sweetness and flavour. SPLENDA® Sucralose can be used successfully in high temperature processing, such as sterilisation, pasteurisation, canning and extrusion. It is used today to sweeten more than 4,000 foods and beverages worldwide.

Acidulants, Alcohol, Polyols and Proteins

Acidulants

From a base of sugar, dextrose or molasses, we produce acidulants such as citric acid, fumaric acid, malic acid, potassium citrate and sodium citrate. We are one of the world's leading producers of citric acid. Citric acid is used as a flavour enhancer and to retard spoilage in a wide range of foods and beverages, as well as forming the basis of detergents and pharmaceuticals.

Alcohol

We have expanded our product offering by using the raw ingredients of corn, wheat and sugar to become a producer and distributor of a range of alcohol products. These are used in the manufacture of beverages and vinegar, as well as industrial products such as paint, or blended with gasoline and used as a fuel. We produce fuel-grade alcohol (ethanol) in both Europe and the US and, in Europe, our potable grain alcohol is found in some of the UK's leading brands of spirit-based drinks.

Polyols
Polyols, such as sorbitol, are used by both food and pharmaceutical companies to sweeten and retain moisture and can be found in toothpaste and chewing gum.

Proteins
In addition to starches and sweeteners, the processing of corn and wheat produces proteins. Wheat proteins such as vital wheat gluten and soluble wheat proteins can be employed in a variety of food and animal feed products to provide valuable functional and nutritional benefits. For example, vital wheat gluten is used in baking to reinforce the flour, guarantee stable dough processing and improve loaf volume.

Biogums
We produce biogums such as xanthan gum used by the food industry to provide texture and viscosity to sauces and dressings and as low calorie fat replacers and stabilisers. Our STANZAN X® industrial-grade xanthan gum is used in the oil-well drilling industry as a lubricant and coolant. Our gum range has recently been expanded through the acquisition of Cesalpinia Foods to include locust bean and guar gums.

Advanced Bio-Materials
Textile polymer ingredient Bio-PDO™, made from corn by DuPont Tate & Lyle BioProducts, will be commercially available in the financial year ending 31 March 2007. It is used by DuPont to produce Sorona® which has a wide range of textile applications from swimwear to carpets.

Other products
We also produce Alleggra™ and Aquasta™. Alleggra™ is a unique, soy-based alternative to liquid and powdered eggs and can be used for a variety of sweet and savoury product applications. Aquasta™ is an essential nutrient for farm-raised fish which we manufacture in joint venture partnership with Igene Biotechnology Inc.

Key performance indicators	Target in 2007	2006	2005
Contribution from value added products[1]	30% increase	£161m	£132m
Net debt to EBITDA multiple[2]	maximum 2.5 times	1.9 times	1.2 times
Interest cover[3]	minimum 5.0 times	9.9 times	11.6 times
Energy reduction[4]	3.0%	3.6%	2.4%
Safety index (score)[5]	zero	1.72	2.84

[1] A one-year target has been set for the financial year ending 31 March 2007 to increase the profit before interest, exceptional items and amortisation from value added products by 30%. In the year ended 31 March 2006, the contribution from value added profit before interest, exceptional items and amortisation of £161 million consisted of £68 million from Sucralose and £93 million from core value added products.
[2] EBITDA is earnings before exceptional items and before interest, tax, depreciation and total amortisation. As stated above, the target of 2.5 times is a maximum target level.
[3] Based on profit before interest, exceptional items and amortisation. As stated above, the target of 5.0 times is a minimum target level.
[4] Our businesses have a target to reduce energy consumption on a per unit basis by 3% per year. Information on our environmental performance is on page 37.
[5] The safety index compares safety performance across the Group and is a weighted average of injuries sustained in the workplace, with more severe incidents having greater impact. A decrease in the index reflects improved performance. Information on our safety performance is on pages 35 and 36.

Key performance indicators

Tate & Lyle's Board and Group Management Committee monitor a range of financial and non-financial performance indicators, reported on a periodic basis, to measure the Group's performance over time. Of these, the key performance indicators (KPIs) are:

- contribution from value added products;
- the net debt to EBITDA (earnings before exceptional items and before interest, tax, depreciation and total amortisation) multiple;
- interest cover;
- energy reduction; and
- the safety index (score).

Targets are set anually for these KPIs in line with the Group's strategic objectives. Performance data in relation to the KPIs for the year ended 31 March 2006 and for the prior year can be found in the table above. The targets which have been set for the year ending 31 March 2007 are explained in the Chief Executive's Review on page 9 and set out in the table above.

Resources

The Group has a number of key resources that help it achieve its strategic objectives.

People
Tate & Lyle employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Our workforce encompasses a broad range of skills and experience in areas such as food science, sales and marketing, engineering and business support services.

It is a key objective for the Group to attract and retain top quality recruits, and to ensure that our employees develop and grow in their roles and meet new challenges as their careers progress. To help achieve these objectives, we have developed and are implementing 'The Tate & Lyle People Strategy'. This consists of four main components:

- Behaviours for Success – this encourages our people to display strong leadership at all stages of seniority by exhibiting identified key characteristics and behaviours we need for success, such as a focus on excellent customer service.
- Talent Management – this is a system which addresses key business issues such as succession planning and filling development gaps to ensure we have the right skills to grow the Group at all levels.
- Leadership Programme – this provides managers and supervisors across the Group with the opportunity to improve their skills and expand their knowledge through a number of tailored programmes, seminars and courses.
- Graduate Recruitment – a Group-wide graduate recuitment programme to attract and develop top talent building on the existing successful programmes already operated by our business divisions.

Tate & Lyle's remuneration polices are designed to attract, retain and reward employees of the highest calibre and experience to help execute the Group's strategy.

Research and development
To underpin our strategy to grow the contribution from our value added products, we are continuing to invest in research and development. We believe this is a key differentiator for Tate & Lyle. In the year ended 31 March 2006, we employed a further 45 qualified scientists and associated staff and the cost of research and development increased by 5%. We also established Tate & Lyle Ventures, a fund to invest in new products and technologies that are closely aligned with Tate & Lyle's strategic objectives.

Patents
Tate & Lyle maintains a significant number of patents to support its businesses and protect its competitive advantage. Much of the product innovation and development work carried out by our research and development teams results in patentable new technology. We monitor market developments closely to identify any potential violations of our patents and take appropriate legal action where considered necessary.

Risk factors

Tate & Lyle may be affected by a number of risks, not all of which are within our control. Outlined below is a description of some of the risk factors that may affect our business and share price. Other factors besides those listed below may also adversely affect the Group. The process Tate & Lyle has in place for managing these risks is described in the Corporate Governance report on page 52.

There are inherent risks and uncertainties behind all the forward-looking statements contained in this section which could have a material impact on the future results. Along with those discussed in the financial review, the following section contains our perception of particular important risks and uncertainties facing the Group.

Failure to act safely could have a detrimental impact on Tate & Lyle's operations
The safety of our employees, contractors, suppliers, the communities in which we operate and the consumers of our products, is of paramount importance for Tate & Lyle. Around the world, the Group is subject to supranational, national, federal, state and local laws, regulations, rules and ordinances relating to health, safety and the environment including pollution, the protection of the environment and the generation, storage, handling, transportation and disposal of waste materials. The Group recognises the negative impacts that could arise from a major safety or environmental incident which include:

- fines or penalties for breach of safety laws;
- interruptions in operations or loss of licence to operate;
- liability payments and costs to employees or third parties arising from injury or damage; and
- damage to reputation.

Our success depends upon our employees and the recruitment and retention of key personnel
Central to the success of Tate & Lyle's growth strategy is the performance, knowledge and skill-sets of our key personnel and employees around the world. We recognise the need to attract, integrate and retain the talent required to fulfil our ambitions and understand the negative impact on results that could arise from an inability to retain key knowledge and adequately plan succession.

Non-compliance with legislation can lead to financial and reputational damage
The Group is aware of the importance of complying with all applicable legislation affecting its business activities and of the potential damage to reputation and financial impact which can result from any breach.

Fluctuations in prices and availability of raw material, energy, freight and other operating inputs may affect our margins
All our finished products are derived from renewable agricultural raw materials. All of these materials are subject to fluctuations in price due to factors such as harvest and weather conditions, crop disease, crop yields, alternative crops and by-product values. In particular the ongoing changes in the EU sugar regime will increase the importance of gaining access to adequate supplies of raw sugar for our European refineries. Energy usage in our production facilities represents one of our main production costs. The Group primarily purchases coal, oil and natural gas, each of which is subject to price volatility due to fluctuations in both global and regional supply and demand. In some cases, due to the basis for pricing in our sales contracts, or due to competitive markets, we may not be able to pass on to our customers the full amount of raw material price increases or higher energy, freight or other operating costs to our customers and this could reduce our profitability.

Changes in consumer dietary requirements and preferences, or new scientific evidence could decrease demand for our products
A decline in consumption of one or more product categories could occur in the future due to a variety of factors (such as concerns about obesity and diabetes resulting in a consumer preference for lighter, lower calorie beverages and foods) or could occur in the future if new scientific research or studies were to raise material issues regarding the adverse safety or health effects of food products which are currently considered safe and healthy. Although our product offering contains alternative products to meet these preferences and concerns we may not be able to adapt our production and research and development as rapidly as market changes occur in the mix of products used. If there were found to be any long-term detrimental effects to any of Tate & Lyle's products this could impact the Group's future profitability.

Tate & Lyle relies on the continued safe operation and the sufficiency of our geographically dispersed manufacturing facilities
The Group's revenues are dependent on the continued operation of our various manufacturing facilities and the consistent production of finished products that meet our customers' specifications. The operation of our plants involves many risks, including the breakdown, failure or substandard performance of equipment, explosion due to the flammable nature of some substances used in production, the improper installation or operation of equipment, natural disasters, potential product contamination and the need to comply with environmental and other directives of governmental agencies. Any significant manufacturing disruptions or product contamination could adversely affect our ability to make and sell products which could cause our sales and operating profits to decline.

Competitors may achieve significant competitive advantage through technological step change or higher service levels
If our competitors were able to identify, develop and introduce on a commercial basis a major technological step change,

such as significantly improving the efficiency of the production process and lowering costs or introducing a new product with better functionality, we may not be able to introduce a comparable change in our production process. Similarly, we must ensure we at least match or exceed competitors' service and quality performance. If we cannot compete effectively with such innovation or service levels, our sales and profitability could decline.

We may not be able to protect our intellectual property
Our commercial success depends, in part, on obtaining and maintaining patent protection on certain of our products and successfully defending these patents against third party challenge or infringements. Our technology is protected from unauthorised use by others only to the extent that it is covered by valid and enforceable patents or effectively maintained as trade secrets. Our patents or patent applications, if issued, may be challenged, invalidated or circumvented. Our patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technologies. Others may independently develop technologies similar to ours or independently duplicate our technologies. Due to the extensive time required for development, testing and regulatory review of certain potential products, our patents may expire or remain in existence for only a short period following commercialisation. This would reduce or eliminate any advantage of the patents. We may face litigation to assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the scope and validity of others' proprietary rights. We may be unable to enforce our patents or otherwise protect our proprietary rights, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to deliver on major projects could impact Tate & Lyle's ability to maximise both profitability and return on capital
The successful completion of major projects such as significant capital expenditure projects, acquisitions, and establishing new partnerships or joint ventures is important to Tate & Lyle's ability to both sustain and grow the business.

The commoditisation of value added products or a failure to achieve appropriate margins could lead to greater price volatility
The natural life cycle of many products means that value added products that currently generate higher margins could become commoditised in the future. The relatively higher margins of value added products compared to commodities could attract new entrants or existing competitors into our product markets which could in turn lead to a decline in our sales or margins. Equally, a failure to recognise the true value which the market places on our value added products may mean that we do not sell at the appropriate price and fail to achieve their full profitability.

Failure to manage joint venture or partnership relationships effectively could be detrimental to Tate & Lyle's business
The Group recognises that joint ventures (such as Bio-PDO™ with DuPont) and other commercial arrangements (such as the global alliance with McNeil Nutritionals on SPLENDA® Sucralose) must be managed effectively to ensure that both partners' objectives are aligned and to maximise financial and operational performance. At the same time, the Group is aware of the importance of selecting new partners carefully so as to avoid the potential negative impacts on growth or profit levels of an unsuccessful relationship.

Fostering the correct conditions for growth is critical to Tate & Lyle's success
The Group acknowledges the significance of identifying appropriate markets in which to grow the business, and in fostering the correct conditions within the business to achieve growth and to ensure that we maximise returns. We also understand the importance of the low-cost focus within our manufacturing facilities (which provides a sound base for this growth) and the need to proactively respond to new market trends and conditions. Failure to identify these trends, opportunities and potential threats and then carry out proper evaluation and execution could have an adverse effect on our business.

Failure to maintain an effective system of internal financial controls could lead to financial irregularities and loss
Without its effective internal financial controls, the Company could be exposed to financial irregularities and loss from intentional or accidental acts which could have a significant impact on the ability of the business to operate. This covers a variety of areas ranging from safeguarding the assets of the business to the accuracy and reliability of its records and financial reporting.

As a public company Tate & Lyle must provide accurate and timely information to the market to deliver long-term shareholder value
The share price on the stock market is based on the expectations of a wide variety of market participants such as analysts, brokers, investment funds and other investors. Media stories or rumours can influence these expectations. Failure to provide accurate and timely information, failure to meet Group targets, or failure to respond in an appropriate way could lead to uncertainty and volatility in the share price and the erosion of shareholder value.

Exchange rate fluctuations could create earnings and balance sheet volatility
The Group operates in many different countries and is subject to currency fluctuations arising on transactional foreign currency exposures and the translation of overseas subsidiaries' results. For example, a weakening of the US dollar and euro against sterling would have a negative impact on the sterling reported net assets and shareholders' funds.

Volatile capital markets could create a shortfall in funding of retirement benefits
The Group maintains various retirement benefit plans for employees that are funded through investments in equities, bonds and other investments, the value of which is dependent on world markets that can be volatile. The Group may be required to provide additional funding to cover any shortfalls in our benefit plan funding arising from falls in the value of these investments. Any significant additional funding requirements could adversely impact the Group's financial position.

These risks could have a material adverse effect on our business. Accordingly, our overall success as a global business depends, in part, upon our ability to succeed in different economic, social and political environments and to manage and to mitigate these risks.

Financial review
Group

	Year to 31 March 2006	Year to 31 March 2005	
Sales	**£3,720m**	£3,339	+11%
Profit before interest[1]	**£328m**	£278m	+18%
Margin[1]	**8.8%**	8.3%	+0.5pts

[1]Before exceptional items and amortisation

Sales


Food & Industrial Ingredients, Americas 31%
Food & Industrial Ingredients, Europe 19%
Sucralose 4%
Sugars, Americas & Asia 7%
Sugars, Europe 39%

Profit before interest*


Food & Industrial Ingredients, Americas 38%
Food & Industrial Ingredients, Europe 14%
Sucralose 21%
Sugars, Americas & Asia 8%
Sugars, Europe 19%

*Before exceptional items and amortisation

Basis of preparation

These financial statements are presented for the first time on the basis of International Financial Reporting Standards (IFRS), having previously been reported under UK GAAP. The comparative information in respect of the year to 31 March 2005 has been restated, other than accounting for Financial Instruments, for which IAS32 and IAS39 were adopted from 1 April 2005.

Summary of financial results

Sales of £3,720 million were £381 million or 11% above the prior year. Exchange rate translation increased sales by £88 million. Underlying sales growth was driven by an increase of £74 million from sales of value added products, including SPLENDA® Sucralose, and £232 million relating to higher volumes and prices within the sugar trading business. These increases were partially offset by the impact of lower selling prices in Europe.

Profit before interest, tax, exceptional items and amortisation increased by 18% from £278 million to £328 million reflecting increased profits from SPLENDA® Sucralose, Food & Industrial Ingredients, Americas and sugar trading, partially offset by lower profits from Sugars, Europe. Exchange impacts, principally arising from the stronger US dollar, increased profit before interest by £8 million. The margin of profit before interest, tax, exceptional items and amortisation as a percentage of sales increased from 8.3% to 8.8%. Exceptional items amounted to a net charge before tax of £248 million (2005 – £45 million) consisting mainly of an impairment charge of £272 million as described below. Amortisation amounted to £5 million (2005 – £4 million).

Profit before interest and tax, after net exceptional charges of £248 million (2005 – £45 million) and amortisation of £5 million (2005 – £4 million) was £75 million, compared with profit of £229 million in the year to 31 March 2005.

Net finance expense increased from £24 million to £33 million. Interest cover before exceptional items and amortisation reduced from 11.6 times to 9.9 times. After exceptional items and amortisation, interest cover reduced from 9.5 times to 2.3 times.

Profit before tax, exceptional items and amortisation was £295 million, £41 million or 16% above the prior year's profit of £254 million. Profit before tax, exceptional items and amortisation at constant exchange rates increased by 13%, after adjusting for the £8 million favourable impact of exchange translation. Profit before tax, after exceptional items and amortisation was £42 million compared with £205 million in the year to 31 March 2005.

Diluted earnings per share before exceptional items and amortisation for the year to 31 March 2006 were 41.7p (2005 – 37.4p). The diluted loss per share after exceptional items and amortisation was 6.3p (2005 – earnings of 30.6p).

The Board is recommending a 0.4p per share increase in the final dividend from 13.7p to 14.1p to bring the total dividend for the year to 20.0p per share (2005 – 19.4p). The proposed dividend is covered 2.1 times by earnings before exceptional items and amortisation, 0.2 times higher than the previous year.

Net debt increased by £387 million from £471 million to £858 million due to capital expenditure and an increase in working capital.

Exceptional items and amortisation

Exceptional items before tax totalled a net charge of £248 million (2005 – £45 million). An impairment charge of £272 million was recognised comprising £263 million relating to property, plant and equipment in Food & Industrial Ingredients, Europe, due to the expected impact of the new EU sugar regime regulations, and £9 million relating to property, plant and equipment in the Citric business in the UK (which is reported as part of the Food & Industrial Ingredients, Americas division). There was an exceptional credit of £24 million resulting from a reduction in the Group's US healthcare liabilities following changes to the US government's federal healthcare provision. There were no net gains on disposal of operations and assets (2005 – £10 million net gain). Net exceptional charges after tax totalled £229 million (2005 – £29 million).

Amortisation of acquired intangible assets totalled £5 million in the year (2005 – £4 million). This comprised £4 million relating to the patents acquired as part of the SPLENDA® Sucralose realignment in 2004 (2005 – £4 million) and £1 million relating to the intangible assets arising on acquisition during the year of Continental Custom Ingredients Inc. and Cesalpinia Foods.

Segmental analysis of profit before interest, exceptional items and amortisation

The following paragraphs refer to profit before interest, exceptional items and amortisation.

Financial review
Food & Industrial Ingredients, Americas

	Year to 31 March 2006	Year to 31 March 2005	
Sales	£1,127m	£1,037m	+9%
Profit before interest[1]	£125m	£96m	+30%
Margin[1]	11.1%	9.3%	+1.8pts

[1]Before exceptional items and amortisation

Contribution to Group sales

31%



Contribution to Group profit before interest*

38%



*Before exceptional items and amortisation

Highlights

- Profits increased by 30% to £125 million
- Strong performance from value added and sweetener businesses
- Construction of all major capital expansion projects on schedule
- Acquisition of Continental Custom Ingredients Inc. food ingredient business in January 2006

Food & Industrial Ingredients, Americas had a good year, with profits increasing by £29 million to £125 million. The margin of profit before interest, exceptional items and amortisation over sales increased from 9.3% to 11.1%. Exchange rate translation increased profits by £4 million. The division benefited from strong performances in both the value added and sweetener businesses which more than compensated for significantly higher operating costs. Our main plants were operating at capacity for much of the year.

Value added food and industrial ingredients achieved good growth in both volumes and margins. Sales of food and industrial grade xanthan gum commenced during the year. Sweetener results were enhanced by deliveries to Mexico and successful price negotiations for the 2006 calendar year. Ethanol benefited from a change in US energy legislation that increased the minimum usage requirement for ethanol in fuel. Consequently profits increased due to higher selling prices and increased demand.

Lower corn prices, as carry-over stocks from the record harvest in 2004 were supplemented by another good crop in 2005, led to reduced net corn costs. Manufacturing expenses increased due to substantially higher costs of energy and ingredients.

At Almex, our joint venture in Mexico, profits continued to improve. High fructose corn syrup (HFCS) volumes increased due to sales to non-soft drink markets and demand from customers granted exemption from the tax on soft drinks containing HFCS. Starch volumes were also higher.

Citric Acid profits continued to benefit from improved pricing and slightly higher volumes. However, substantial raw material and energy price increases limited the profit improvement. The performance of the UK business has resulted in an asset impairment of £9 million at 31 March 2006.

Our joint venture facility to produce Aquasta™ astaxanthin, a natural nutrient and pigment for farm-raised fish, successfully scaled up to designed capacity during the year. Selling prices were in line with expectations, but manufacturing costs were impacted by higher energy and raw material costs and the business reported a loss of £1 million for the year.

Integration of the recently acquired Continental Custom Ingredients food ingredient business has progressed smoothly, with a contribution to 2006 results in line with our expectations.

Construction of all major capital expansion projects remains on schedule. Commissioning of the Bio-PDO™ joint venture plant in Loudon, Tennessee is expected to commence in the middle of the 2006 calendar year. Start-up losses of £3 million during the year were slightly above the comparative period. Key value added projects announced during 2005, relating to the Sagamore plant in Lafayette, Indiana and the plant in Loudon, Tennessee are on target for commissioning in January 2007 and October 2007, respectively.

Financial review
Food & Industrial Ingredients, Europe

	Year to 31 March 2006	Year to 31 March 2005	
Sales	£719m	£761m	–6%
Profit before interest[1]	£46m	£44m	+5%
Margin[1]	6.4%	5.8%	+0.6pts

[1]Before exceptional items and amortisation

Contribution to Group sales


19%

Contribution to Group profit before interest*


14%

*Before exceptional items and amortisation

Highlights

- Profits increased by 5%, mainly due to lower net raw materials costs
- £263 million impairment charge to the asset base due to new sugar regime
- Acquisition of Cesalpinia Foods completed in December 2005
- Trading profits in 2007 expected to be significantly lower than in 2006 before reduction in depreciation charge

Profits in our Food & Industrial Ingredients, Europe business increased slightly, by 5%, from £44 million to £46 million, mainly due to lower net raw material costs.

Sales volumes grew modestly and product mix improved due partly to recent investments in value added products. Selling prices for much of the year were lower following the 2005 calendar year pricing round. There was some recovery in prices in the 2006 pricing round, although this will be insufficient to recover higher energy prices. Commodity sweetener prices were also impacted by a significant drop in European sugar prices during the second half of the year in anticipation of the new sugar regime regulations. Volumes were also impacted by a temporary reduction to isoglucose quotas during the year.

Both corn and wheat costs were lower as the record European cereal harvest in 2004 was followed by another favourable crop in 2005. High production and high stocks carried forward from the previous year kept the market at close to intervention price levels. By-product prices fell, in line with cereal prices as both compete in the animal feed markets.

Energy costs were higher than in previous years despite the effect of a combination of forward cover and efficiency savings for much of the year. The situation in the UK gas market is of particular concern. Some credit was obtained from the sale of carbon dioxide emission rights. There was a small reduction in other manufacturing costs.

The Eaststarch joint ventures in Central and Eastern Europe showed further improvement, mainly due to lower net raw material costs and volume growth. This was partially offset by a lower quota allocation for isoglucose/glucose in Turkey following a reallocation by the Sugar Board.

The results for the division include a small contribution, in line with expectations, from the acquisition of Cesalpinia Foods, which was completed at the end of December 2005.

The new sugar regime will come into effect in July 2006 and will have an immediate and progressive adverse impact on the business over the four-year transition period. This resulted in a £263 million impairment charge to the asset base. Before the effect of the impairment on the depreciation charge, trading profits in the year ending 31 March 2007 are expected to be significantly lower (particularly in the second half-year) than in the year ended 31 March 2006. It is anticipated that the impact will be more than offset by the reduction of approximately £25 million to the annual depreciation charge, due to the impairment.

Financial review
Sucralose

	Year to 31 March 2006	Year to 31 March 2005	
Sales	£142m	£115m	+23%
Profit before interest[1]	£68m	£46m	+48%
Margin[1]	47.9%	40.0%	+7.9pts

[1]Before exceptional items and amortisation

Contribution to Group sales



4%

Contribution to Group profit before interest*



21%

*Before exceptional items and amortisation

Highlights

- Sales grew strongly, up 23% to £142 million
- Demand for SPLENDA® Sucralose continued to exceed supply
- Expansion projects in Alabama and new Singapore facility on schedule
- Demand for SPLENDA® Sucralose is expected to remain strong during calendar year 2006

Our SPLENDA® Sucralose ingredient business enjoyed another year of strong growth with sales up 23% to £142 million and profits of £68 million in the year to 31 March 2006 (2005 – £46 million). Prior year profits were adversely impacted by £4 million due to an IFRS stock adjustment. Profits for the year ended 31 March 2006 included £5 million of start-up costs mainly related to the new plant in Singapore (2005 – transitional costs of £3 million). Exchange rate translation increased profits by £2 million.

Demand for SPLENDA® Sucralose continued to exceed supply, despite a gradual increase in capacity at our Alabama plant as the first phase of the expansion project was completed by the year-end. Sales were actively managed throughout the period by close collaboration with our existing global customer base. In spite of this restricted supply situation, our ingredient customers launched a number of new products in both the food and beverage categories. Many of these products featured the 'Sweetened with SPLENDA®' Brand logo on their packaging and in the year to 31 March 2006 we approved over 750 new packaging items displaying the SPLENDA® logo. In Europe we continued to grow our UK ingredient business and witnessed the first product launches in France containing SPLENDA® Sucralose. January 2006 also saw the launch of a reformulated Coke Light in Norway and Sweden sweetened with SPLENDA® Sucralose.

The first phase of the expansion project at our Alabama facility was commissioned in the first three months of calendar year 2006. The second phase has been completed and commissioning has commenced. These two expansions will result in a doubling of the McIntosh capacity compared with the capacity when the plant was acquired in April 2004.

Construction of a second sucralose manufacturing plant in Singapore remains on schedule. The administration building and the final product finishing and packaging areas are complete and will be commissioned in 2006 in preparation for the main plant start-up in January 2007.

Demand for SPLENDA® Sucralose is expected to remain strong during calendar year 2006 as we continue to consolidate our position in North America together with further expansion of our ingredient businesses in Europe, Latin America and the Far East.

Financial review
Sugars, Americas & Asia

	Year to 31 March 2006	Year to 31 March 2005	
Sales	£273m	£237m	+15%
Profit before interest[1]	£27m	£20m	+35%
Margin[1]	9.9%	8.4%	+1.5pts

[1]Before exceptional items and amortisation

Contribution to Group sales



7%

Contribution to Group profit before interest*



8%

*Before exceptional items and amortisation

Highlights

- Tate & Lyle Canada's profits above previous year due to a mark-to-market gain on raw sugar stocks of £7 million
- Profits lower at Occidente, our Mexican joint venture, due to domestic competition from cereal sweeteners
- Profits at Nghe An Tate & Lyle in Vietnam were marginally higher

Profits increased by 35%, from £20 million to £27 million. Exchange rate translation increased profits by £2 million.

Profits from Tate & Lyle Canada were above the level of the comparative period due to a mark-to-market gain on raw sugar stocks of £7 million (2005 – £2 million) following a significant increase in the world raw sugar price. Energy costs were above the prior year due to higher natural gas prices. Our blending and packaging operation in Niagara performed above the level of the prior year, due to manufacturing cost savings and improvements in supply chain management. The anti-dumping and countervailing duties, which provide protection to the Canadian domestic sugar industry, were renewed for a period of five years in November 2005.

The sugar cane businesses had a mixed year. Occidente, our Mexican joint venture business, reported lower profits as domestic competition from cereal sweeteners reduced local demand for sugar, increasing the volume of lower margin exports.

In Vietnam, Nghe An Tate & Lyle's profits were marginally higher despite increased input costs and a drought that caused a reduction in sugar output to half of capacity. The buoyant world and regional markets, combined with Vietnam becoming a sugar importer, led to firm prices. Further progress was made in developing the 'Melli' brand. The factory expansion was completed and capacity is now 50% higher than when the factory opened in 1998.

Financial review
Sugars, Europe

	Year to 31 March 2006	Year to 31 March 2005	
Sales	£1,459m	£1,189m	+23%
Profit before interest[1]	£62m	£72m	–14%
Margin[1]	4.2%	6.1%	–1.9pts

[1]Before exceptional items and amortisation

Contribution to Group sales


39%

Contribution to Group profit before interest*


19%

*Before exceptional items and amortisation

Highlights

- UK and Portuguese refining businesses reported profits significantly lower than previous year
- Fierce price competition driven by continuing oversupply in the market and uncertainties over EU sugar regime changes
- Strong performance from sugar trading capitalising on volatility of sugar prices on the world market

Sugars, Europe had a mixed year, with a difficult year in the refining businesses partially offset by a strong performance in the sugar trading activity. Overall profits declined by 14%, from £72 million to £62 million.

The UK and Portuguese refining businesses reported profits significantly lower than in the comparative period. The businesses suffered from fierce price competition driven both by continuing oversupply, following accession of Eastern European countries to the EU, and general uncertainties in anticipation of the EU sugar regime changes. EU sugar regime reform is covered in detail in the Chief Executive's Review. The excess of sugar in the EU also resulted in increased export licence costs which were £7 million higher than in the prior year. The current cost of licences is below €40 per tonne of sugar from peaks in excess of €100 per tonne. Profits were also impacted by record natural gas prices in the UK and high gas prices in the EU which increased energy costs by £6 million. The impact was mitigated somewhat by a continued reduction in manufacturing costs.

Lyle's Golden Syrup Spreadable was successfully launched during the year, building on the strong Lyle's Golden Syrup heritage and giving the Tate & Lyle brand a greater presence in the retail environment. Packaging of the Tate & Lyle retail sugar product range was refreshed during the year giving customers greater product and usage differentiation. Light Cane, launched in 2005, continues to perform well.

Sugar trading profits were £13 million higher than the previous year, capitalising on the volatility of sugar prices on the world market. This is a result of the continued growth in worldwide consumption of sugar at a time when Brazil has been diverting sugar cane production to ethanol because of high oil prices, together with the planned reduction in EU white sugar exports. Volumes traded were higher and profits strengthened particularly from the Brazilian market due to the high world prices.

Molasses improved its performance over the prior year, mainly through increased profitability of its UK storage business. Molasses prices have moved in line with those of sugar and this has kept demand, and trading margins, in Europe and Asia at similar levels to the prior year.

Eastern Sugar, our European beet sugar joint venture operation in Hungary, Slovakia and the Czech Republic, continued to see benefits from accession to the EU, although changes to the EU sugar regime are likely to result in lower profits in the next few years. Significant focus on organisation and costs, together with a very successful beet campaign, saw the group make good progress versus the comparative period.

Financial review continued

Net finance expense

The net finance expense was £33 million compared with £24 million in the year to 31 March 2005, due principally to higher net debt to fund both investments in capital and acquisitions during the year. This includes a net charge of £3 million (2005 – £3 million) relating to retirement benefits.

The interest rate in the year calculated as net finance expense divided by average net debt was 5.2% (2005 – 4.6%). Interest cover based on profit before interest, exceptional items and amortisation was 9.9 times (2005 – 11.6 times).

Taxation

The Group taxation charge was £69 million (2005 – £55 million). The effective rate of tax on profit before exceptional items and amortisation was 30.2% (2005 – 28.4%). The increase was mainly due to a higher proportion of profits from the US, exacerbated by a small charge relating to prior years.

Dividend

The Board is recommending a final dividend of 14.1p as an ordinary dividend to be paid on 27 July 2006 to shareholders on the register on 30 June 2006. This represents an increase in the total dividend for the year of 0.6p per share. An interim dividend of 5.9p (2005 – 5.7p) was paid on 10 January 2006. Earnings before exceptional items and amortisation covered the proposed total dividend 2.1 times.

Retirement benefits

Under IAS19 the income statement contains two main elements: a service charge to operating profit, representing the annual ongoing cost of providing benefits to active members; and a net finance cost or credit, representing the difference between return on the assets in the funds and interest on servicing future liabilities, calculated using a corporate bond yield.

The charge to operating profit before exceptional items for retirement benefits in the year to 31 March 2006 was £20 million (2005 – £21 million). An exceptional credit of £24 million resulted from a reduction in the Group's US healthcare liabilities following changes to the US government's federal healthcare provision (2005 – £nil million). Under IAS19 the net pension deficit decreased by £62 million to £77 million, and the US healthcare provision decreased by £10 million to £95 million.

Contributions to the Group's pension funds, both regular and supplementary, totalled £40 million (2005 – £34 million).

Cash flow and balance sheet

Cash flow and debt

Operating cash flow before working capital totalled £461 million compared with £355 million in the previous year. There was a working capital outflow of £211 million (2005 – £38 million outflow). This was principally caused by the impact of higher world sugar prices on the Group's sugar trading activities. A significant part of this outflow is expected to reverse in the year ending 31 March 2007. In addition supplementary payments were made to the Group's pension funds of £17 million and payments of £12 million were made against provisions. Net interest paid totalled £27 million. Net taxation paid was £98 million (2005 – £84 million).

Capital expenditure of £273 million was more than double depreciation of £125 million and we expect similar expenditure for the year to 31 March 2007.

Free cash outflow (representing cash generated from operations after interest, taxation and capital expenditure) totalled £148 million (2005 – inflow £71 million).

Equity dividends were £93 million (2005 – £89 million). In total, a net £130 million (2005 – £111 million) was paid to providers of finance as dividends and interest.

Investment expenditure was £71 million, primarily reflecting the acquisitions of Cesalpinia Foods in December 2005 and Continental Custom Ingredients Inc. in January 2006. Proceeds from the sale of property, plant and equipment totalled £4 million (2005 – £4 million).

A net inflow of £16 million was received relating to employees exercising share options during the year. Exchange translation increased net debt by £31 million.

The Group's net debt increased from £471 million to £858 million. The adoption of IFRS increased opening net debt of £451 million at 31 March 2005, as previously reported under UK GAAP, by £20 million due to the proportional consolidation of joint ventures. An additional increase of £58 million took place on 1 April 2005 following the adoption of IAS39.

The ratio of net debt to earnings before exceptional items, interest, tax, depreciation and total amortisation (EBITDA) increased from 1.2 times to 1.9 times. During the year net debt peaked at £858 million in March 2006 (August 2004 during the year ended 31 March 2005 – £596 million). The average net debt was £638 million, an increase of £120 million from £518 million in the prior year.

Funding and liquidity management

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including capital markets and bank borrowings.

In order to ensure maximum flexibility in meeting changing business needs, the Group seeks to maintain access to a wide range of funding sources. During the year ended 31 March 2006, our Food & Industrial Ingredients, Americas business arranged a US$100 million receivables securitisation programme, of which US$89 million was drawn down at 31 March 2006, and Tate & Lyle European Finance s.a.r.l. arranged and drew down a €50 million five-year term loan. Capital market borrowings include the €300 million 5.75% bond maturing in October 2006, the €150 million Floating Rate Note maturing in 2007, the £200 million 6.50% bond maturing in 2012 and the US$500 million 5.00% 144(a) bond maturing in 2014. At 31 March 2006 the Group's long term credit ratings from Moody's and Standard & Poor's were Baa2 and BBB respectively.

The Group ensures that it has sufficient undrawn committed bank facilities to provide liquidity back-up for its US commercial paper programme and other short-term money market borrowing for the foreseeable future. The Group has committed bank facilities of US$615 million which mature in 2009 with a core of highly rated banks. These facilities are unsecured and contain common financial covenants for Tate & Lyle and its subsidiary companies that subsidiaries' pre-exceptional and amortisation interest cover ratio should not be less than 2.5 times and the multiple of net debt to EBITDA, as defined in our financial covenants, should not be greater than 4.0 times. The internal targets for these items are a minimum of 5.0 times and a maximum of 2.5 times, respectively. The Group monitors compliance against all its financial obligations and it is Group policy to manage the consolidated balance sheet so as to operate well within covenanted restrictions at all times. The majority of the Group's borrowings are raised through the Group treasury company, Tate & Lyle International Finance PLC, and are then on-lent to the business units on an arms-length basis.

The Group manages its exposure to liquidity risk by ensuring a diversity of funding sources and debt maturities. Group policy is to ensure that, after subtracting the total of undrawn committed facilities, no more than 30% of gross debt matures within 12 months and at least 50% has a maturity of more than two and a half years. At the end of the year, after subtracting total undrawn committed facilities, there was 10% of debt maturing within 12 months and 90% of debt had a maturity of two and a half years or more (2005 – 0% and 98%). The average maturity of the Group's gross debt was 4.8 years (2005 – 5.8 years).

At the year-end the Group held cash and cash equivalents of £158 million (2005 – £384 million) and had undrawn committed facilities of £354 million (2005 – £327 million). These resources are maintained to provide liquidity back-up and to meet the projected maximum cash outflow from debt repayment, capital expenditure and seasonal working capital needs foreseen for at least a year into the future at any one time.

Funding not treated as debt
In respect of all financing transactions, the Group seeks to optimise its financing costs. Where it is economically beneficial, operating leases are undertaken in preference to purchasing assets. Leases of property, plant and equipment where the lessor assumes substantially all the risks and rewards of ownership are treated as operating leases with annual rentals charged to the income statement over the term of the lease. Commitments under operating leases to pay rentals in future years totalled £229 million (2005 – £212 million) and related primarily to railcar leases in the US.

Financial risk controls

Management of financial risk
The main financial risks faced by the Group are liquidity risk, interest rate risk, currency risk and certain commodity price risks. Tate & Lyle also faces risks which are non-financial or non-quantifiable, for example, country and credit risk. The Board of Tate & Lyle PLC regularly reviews these risks and approves written policies covering the use of financial instruments to manage these risks and sets overall risk limits.

All the Group's material financial instruments are categorised as being held either for trading or risk management. Financial instruments held for trading within the Group are severely limited, confined only to tightly controlled areas within the sugar and corn pricing operations and reinsurance activities. The derivative financial instruments approved by the Board to manage financial risks include swaps, both interest rate and currency, swaptions, caps, forward rate agreements, financial and commodity forward contracts and options, and commodity futures.

Control and direction of treasury
Tate & Lyle's group treasury function operates within a framework of clearly defined Board approved policies and procedures setting out permissible funding and hedging instruments, exposure limits and a system of authorities for the approval of transactions. Most of the Group's financing, interest rate and foreign exchange risks and other treasury activities are managed through the Group treasury company, Tate & Lyle International Finance PLC, whose operations are controlled by its Board. The treasury company is chaired by the Group Finance Director and has other Board members independent of the treasury function.

Group interest rate and currency exposures are concentrated either in the treasury company or in appropriate holding companies through market-related transactions with Group subsidiaries. These acquired positions are managed by the treasury company within its authorised limits.

Interest rate risk
The exposure to fluctuating interest rates is managed by fixing or capping portions of debt using interest rate derivatives to achieve a target level of fixed/floating rate net debt which aims to optimise net finance expense and reduce volatility in reported earnings. The Group's policy is that between 30% and 75% of Group net debt (excluding the Group's share of joint venture net debt) is fixed or capped (excluding out-of-the-money caps) for more than one year and that no interest rate fixings are undertaken for more than 12 years. At 31 March 2006 the longest term of any fixed rate debt held by the Group was until November 2014. The proportion of net debt (excluding the Group's share of joint venture net debt) which was fixed or capped for more than one year was 35% (2005 – 85%), excluding £147 million (2005 – £145 million) of out-of-the-money interest rate options capping euro rates at 4.83% (2005 – 4.83%).

If the interest rates applicable to the Group's floating rate debt rise from the levels at the end of March 2006 by an average of 1% over the year to 31 March 2007, this would reduce Group profit before tax by approximately £5 million.

Management of foreign exchange risk
The Group has transactional foreign currency exposures arising from sales and purchases by subsidiaries in currencies other than their functional currencies. The Group's foreign currency exposure management policy requires subsidiaries to hedge transactional currency exposures against their functional currency once they are probable, mainly through the use of forward foreign exchange contracts.

The Group's accounting policy is to translate profits of overseas companies using average exchange rates. It is the Group's policy not to hedge exposures arising from profit translation.

The Group has significant investment in overseas operations, particularly in the Americas and Europe. Movements in exchange rates between balance sheet dates can affect the sterling value of the Group's consolidated balance sheet. The currency profile of net debt is managed to mitigate the effect of these translational exposures arising on the Group's net investment in overseas operations. This is achieved by borrowing in currencies, where practicable and cost effective, which provide a match for the Group's foreign currency assets and which can be serviced from foreign currency cash flows. Given the current profile of the Group's net operating assets and operating cash flows the Group aims to maintain a target currency profile of net debt (excluding the Group's share of joint venture net debt) such that US and Canadian dollars combined should exceed 40%, euro should exceed 25%, sterling should not represent more than 25% and other currencies should not exceed 10%. At the year-end net debt (excluding the Group's share of joint venture net debt) was held in the following currencies: net borrowings of US and Canadian dollars 72% (2005 – 75%), euro 37% (2005 – 46%); and other currencies 0% (2005 – 0%) with sterling deposits of 9% (2005 – 21%). The weighted average exchange rate used to translate US dollar profits was US$1.79 (2005 – US$1.85), compared with the year-end rate of US$1.74 (2005 – US$1.88).

The only material risks from economic foreign currency exposures are to the UK sugar refining business from sterling appreciation against the euro.

Credit risk

The Group controls credit risk by entering into financial instruments only with highly credit-rated authorised counterparties which are reviewed and approved regularly by the Board of Tate & Lyle PLC. Counterparty positions are monitored on a regular basis.

Price risk

Derivatives are used to hedge movements in the future prices of commodities in those domestic and international markets where the Group buys and sells sugar, corn and wheat. Commodity futures and options are used to hedge inventories and the costs of raw materials for unpriced and prospective contracts not covered by forward product sales. The options and futures hedging contracts generally mature within one year and all are with organised exchanges.

Use and fair value of financial instruments

In the normal course of business the Group uses derivative financial instruments and non-derivative financial instruments.

The fair value of Group net borrowings at year-end was £869 million against a book value of £858 million (2005 – fair value £503 million; book value £471 million).

Derivative financial instruments used to manage the interest rate and currency of borrowings had a fair value of £12 million asset (2005 – £2 million liability). The main types of instrument used are interest rate swaps, interest rate options (caps or floors) and cross-currency interest rate swaps.

The fair value of other derivative financial instruments hedging future currency and commodity transactions was £3 million liability (2005 – £nil million). In currency exposure management the instruments used are spot and forward purchases and sales, and options.

The fair value of derivative financial instruments held for trading was £71 million asset (2005 – £1 million liability) arising in the commodity trading and reinsurance operations. The net loss included in operating profit from trading financial instruments was £7 million (2005 – £3 million gain).

Fair value estimation

The fair value of derivative financial instruments is based on the market price of comparable instruments at the balance sheet date if they are publicly traded. The fair value of the forward currency contracts has been determined based on market forward exchange rates at the balance sheet date. The fair values of short-term deposits, receivables, payables, loans and overdrafts with a maturity of less than one year are assumed to approximate their book values. The fair values of bonds, bank and other loans, including finance lease liabilities due in more than one year are estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments, adjusted for the fair valuation effects of currency and interest rate risk exposures where those instruments form part of a related hedging relationship agreements, financial and commodity forward contracts and options, and commodity futures.

Going concern

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Corporate social responsibility

For Tate & Lyle, corporate social responsibility equates to applying our four core values – safety, integrity, knowledge and innovation – to the way we run our business. This means continuous progress in achieving the highest standards of safety; considering the environmental impact of every aspect of what we do; and treating our employees, suppliers and the communities in which we work as long-term partners.

Putting these concerns at the centre of our business requires proactive management at the highest levels within the Company. The Board reviews Tate & Lyle's policies and performance annually, and the Chief Executive is the Board member accountable for all aspects of corporate social responsibility.

This report covers our performance in calendar year 2005, sets out plans for the future and explains how we manage corporate social responsibility to the benefit of both Tate & Lyle and our partners.

Safety

Tate & Lyle has no higher priority than safety, which we believe is fundamental to running a successful business. Every year we strengthen our commitment to ensure safe and healthy conditions for our employees, contractors and visitors. By reporting, recognising and rewarding safety performance, we ensure that all our operations focus on continuous improvement.

Employee safety

Calendar year 2005 results

For the third consecutive year, safety performance across Tate & Lyle improved in all categories, reflecting our commitment to providing a safe workplace for all our employees. Compared with the 2004 calendar year results:

- Group safety index improved by 39.4%;
- Recordable injury rate (injury requiring treatment beyond first aid) improved by 12.9%;
- Lost-time accident rate (recordable accidents sufficiently severe to result in lost workdays or to restrict the employee's ability to perform his/her job, counted from the first day of incapacitation) improved by 22.6%; and
- Severity rate (number of workdays lost due to injuries) improved by 45.7%.

Rates are based on 200,000 employee hours worked.

The Group Safety Index compares safety performance across Tate & Lyle. This is a weighted average of injuries sustained in the workplace, with more severe incidents having greater impact. A decrease in the index reflects improved performance. Our target is zero for every Tate & Lyle operation.

Benchmarking results

The US and Europe compile safety statistics differently and therefore it is difficult to compare results. However, we can compare the performance of each of our divisions with results from the US Bureau of Labor Statistics. Again this year, our divisions are outperforming the average reported standard for their peers in their respective sectors and in the US private sector as a whole.

Managing safety

Maintaining a consistently safe and healthy workplace for our people requires effective, proactive management. Constantly improving our safety results requires:

- Changing behaviour by encouraging a safety culture at all of our locations;
- Auditing safety performance;
- Rewarding improved safety performance with local safety awards, divisional 'Most Improved Plant' and Group-wide 'Safety First' awards;
- Sharing information and best practice amongst all our locations;
- Improving communication on safety issues throughout the Group; and
- The active involvement of senior executives in auditing and promoting safety.

Benchmarking safety: recordable injury rate*
US industry statistics as reported by
US Bureau of Labor Statistics


8.20
5.60
5.80
1.26
0.72
12.20
4.13
2.08
US Industry
4.80
A
B
C
D
E
F
G
H

A US Food Manufacturing
B US Grain Milling
C US Corn Refiners
D Tate & Lyle Food & Industrial Ingredients, Americas
E Tate & Lyle Food & Industrial Ingredients, Europe
F US Sugar Industry
G Tate & Lyle Sugars, Americas
H Tate & Lyle Sugars, Europe

*Number of injuries per 200,000 employee hours requiring more than first aid

Benchmarking safety: lost-time accident rate*
US industry statistics as reported by
US Bureau of Labor Statistics


1.90
1.50
0.40
0.07
0.51
3.00
0.28
1.21
US Industry
1.40
A
B
C
E
F
G
H

A US Food Manufacturing
B US Grain Milling
C US Corn Refiners
D Tate & Lyle Food & Industrial Ingredients, Americas
E Tate & Lyle Food & Industrial Ingredients, Europe
F US Sugar Industry
G Tate & Lyle Sugars, Americas
H Tate & Lyle Sugars, Europe

*Rate of recordable accidents per 200,000 employee hours sufficiently serious to result in lost workdays or restricted work activities

Group safety index


3.75
4.07
3.51
2.84
1.72
2001
2002
2003
2004
2005

The smaller the index, the better the performance

Achievements and awards

Most of Tate & Lyle's locations equalled or improved their 2004 performance, including 29 that reported no lost-time accidents and 11 that reported no recordable injuries for the year. An important part of managing safety is our annual 'World Class Safety Excellence' awards programme. To qualify for entry, plants must:

- Operate the entire year without lost-time;
- Have active employee participation in their safety programme;
- Have an active auditing programme; and
- Demonstrate adherence to Tate & Lyle's standards during executive, management and network audits.

Calendar year 2005 winners were:

- Large plant (over 250,000 employee hours per year)
  - Europe: Lisbon, Portugal
  - Americas: McIntosh, USA.
- Small plant (less than 250,000 employee hours per year)
  - Europe: Plaistow, UK
  - Americas: Houlton, USA.
- Most improved safety performance
  - Europe: Nisasta, Turkey
  - Americas: Sagamore, USA.

Tate & Lyle has also received external recognition for safety: the state of Alabama honoured our McIntosh, USA, plant with their Safety Achievement Award for outstanding safety performance in 2005.

Contractor safety

Calendar year 2005 results

2005 is the second year we have collected contractor safety statistics so we can now begin to assess progress. Compared with the 2004 calendar year results:

- Contractor safety index improved by 3.7%;
- Recordable injury rate improved by 38.4%;
- Lost-time accident rate improved by 19%; and
- Severity rate increased by 1%.

Benchmarking results

Contractor safety continues to compare well with the US Bureau of Labor Statistics 2004 (the most recent data available). The Bureau reports the overall recordable injury rate per 200,000 employee hours for US contractors to be 6.10 against 2.18 at Tate & Lyle, and the overall lost-time accident rate to be 2.00 against our 1.32.

Managing safety

While there have been improvements in some aspects of contractor safety this year, the standards are not yet on a par with those of Tate & Lyle employees. The death of two contractors in October 2005 in Razgrad, Bulgaria, is a reminder that we can never let up on our drive for safety for all those who work at our sites. Improving contractor safety is more of a challenge because Tate & Lyle does not directly supervise the employees of contractors; however, many of our sites are beginning to work more closely with contractors on safety issues (see 'Commercial partners/suppliers' on page 38 for more details on how one of our divisions is working to improve contractor safety), and we hope to see improvements in contractor safety performance in future years as a result.

Working together is very important for improving standards, but ultimately we will dismiss contractor organisations if they do not demonstrate the same commitment to improving safety as does Tate & Lyle.

Outlook

2005 has been a year of transition in terms of developing programmes to improve contractor safety. Our focus in 2006 will be to bring contractor safety standards closer to the high standards of employee safety we are achieving at Tate & Lyle. At the same time, while we are pleased with our continuing progress in employee safety, we recognise that there is always room for improvement. By continuing our drive for a safe workplace as highlighted in this report, we are determined to improve our record still further in future years.

Contractor safety index



1.03
1.25
8.20
14.8
0.00
4.61
8.57
21.42
42.21
5.32
5.29
2.86
1.65
2.05

A Tate & Lyle Food & Industrial Ingredients, Americas
B Tate & Lyle Food & Industrial Ingredients, Europe
C Tate & Lyle Sucralose
D Tate & Lyle Sugars, Americas
E Tate & Lyle Sugars, Europe
F Citric Acid
G Nghe An Tate & Lyle Sugar Company (Vietnam)

The smaller the index, the better the performance

Benchmarking contractor safety: recordable injury rate*

US industry statistics as reported by US Bureau of Labor Statistics



2.18
6.10
A
B

A Tate & Lyle
B US Industry

*Number of injuries per 200,000 employee hours requiring more than first aid

Benchmarking contractor safety: lost-time accident rate*

US industry statistics as reported by US Bureau of Labor Statistics



1.32
2.00
A
B

A Tate & Lyle
B US Industry

*Rate of recordable accidents per 200,000 employee hours sufficiently serious to result in lost workdays or restricted work activities

Environment

Tate & Lyle's environmental policy is for all our operations to be conducted in light of our responsibilities towards the natural environment in which we live and work, and to comply with relevant laws, regulations and consents, which may vary from location to location. The Board reviews environmental performance and the policy annually.

Tate & Lyle continues to subscribe to the principles of the International Chamber of Commerce's Business Charter for Sustainable Development. In accordance with Group policy, all locations fully integrate environmental management into their operational systems and procedures.

Environmental impacts are many and varied. When reviewing our environmental footprint, it has always been Tate & Lyle's policy to focus particularly on those impacts which have most effect on the environment and over which we have direct control. Our three most significant environmental impacts are, in order of magnitude, energy use, water use and non-hazardous solid waste production.

Energy use is by far our most significant impact, and we therefore give it the highest priority. Managing our impacts for a positive result is good for the environment and also brings economic benefits to Tate & Lyle.

Calendar year 2005 results

- Energy consumption reduced by 3.6%.
- Water consumption increased by 1.3%.
- Non-hazardous waste production increased by 7.7%.

We focus our measurement and our improvement efforts on the areas that have most environmental and financial impact. For example, on the 2005 energy bill, every 1% improvement in our energy index offers a cost saving estimated at £1.9 million. An equivalent improvement in the water index offers a saving of some £145,000, while a 1% improvement in the non-hazardous waste index saves around £30,000.

We are therefore pleased to report that energy consumption, our most significant impact both environmentally and economically, showed a good reduction on a per unit basis of 3.6%, beating our Group target of 3.0% per annum. Non-hazardous waste production has increased this year due to major construction projects under way in a number of locations, for example, our new plant in Singapore and expansions at two of our plants in the US. Once these projects are complete, we expect to return to decreasing the amount of non-hazardous waste we produce.

Violation, abatement and compliance orders

The vast majority of our operations completed 2005 without incident. Where Tate & Lyle inadvertently contravened regulations, incidents were minor and we reacted immediately to correct the problems.

Managing environmental impacts

Managing environmental impacts is very important at Tate & Lyle. Environmental risks are included in the Group-wide risk management process, and are reviewed and assessed regularly. For more information, see the sections on Risk Factors on pages 24 and 25 and Corporate Governance on page 52.

Measuring data

To manage our environmental footprint to the benefit of the environment and the Company we collect detailed data and report results from each operating unit quarterly, using a comprehensive system that has been validated by our Internal Audit department. We then normalise the data to reflect the amount of product manufactured. This protects the commercial sensitivities of the data while allowing us to report publicly on our progress, and make comparisons between years. The data is then aggregated to create a single set of indices for the Group, adjusted to take account of acquisitions and disposals.

Training

Employees receive regular training on managing environmental impacts and changes in legislation, so that they are always aware of the issues. Many operating units have environmental management committees that meet regularly to discuss progress.

Customers and suppliers

We work closely with our customers to ensure our systems meet their requirements. We brief all contractors on key environmental issues to make sure that we are managing our environmental impact effectively and, in the UK, we have begun working with contractors to help them improve business efficiency and decrease their impact on the environment (see 'Commercial partners/suppliers' on page 38 for more details).

Group energy index


0.89
0.85
0.83
0.84
0.81
2001
2002
2003
2004
2005

The smaller the index, the better the performance.

Group water index


0.89
0.83
0.81
0.79
0.80
2001
2002
2003
2004
2005

The smaller the index, the better the performance.

Group non-hazardous solid waste index


1.12
1.03
1.07
1.17
1.26
2001
2002
2003
2004
2005

The smaller the index, the better the performance.

Outlook

The production of value added products for our customers consumes considerable energy. Our ongoing challenge is to reduce environmental impacts, energy in particular, while growing the business and developing these products. We will continue to manage our environmental footprint as efficiently as possible, ensuring that we build environmental concerns into our processes as we develop new products.

Employee health and wellbeing

At Tate & Lyle, we aim to lead the way in employee health. Programmes will differ across the Group according to local needs, but all are based on the principle that the Company has a role to play in helping employees improve their health by providing information and advice on all aspects of health and wellbeing.

Calendar year 2005 highlights
UK
Tate & Lyle's UK occupational health programme has been acknowledged as a model of excellence by the UK National Health Service. The Department of Health is using our programme, which includes health promotion activities, an occupational health clinic, advice on healthy eating and counselling services, as an example of best practice to launch the Department's new initiative, Business Communities of Health.

Our programme also won Silver in the employee health and wellbeing initiatives category at the UK's Food and Drink Federation Community Partnership Awards, which recognise the UK food and drink sector's commitment to the community.

Europe
Many of our mainland Europe plants offer similar health programmes to the UK. Programmes include Company-sponsored fitness programmes; health and wellbeing awareness campaigns; healthy menu options in employee restaurants and annual health and fitness check-ups.

Americas
Throughout North America, Tate & Lyle offers an outsourced counselling service, the Employee Assistance Programme, to employees and their families. Many plants offer exercise facilities or Company-sponsored fitness programmes. In Decatur, Illinois for example, Tate & Lyle has a Healthy Lifestyles Task Force run by employee volunteers which plans and implements a variety of activities to promote health and fitness such as an annual health fair, flu vaccinations, exercise programmes and regular presentations on a variety of health-related topics.

Outlook
While our occupational health programmes will continue to be managed locally to meet employees' needs, in 2006 we aim to share ideas and best practice more widely across Tate & Lyle.

Commercial partners/suppliers

Long-term, good relationships with our partners and suppliers are very important at Tate & Lyle. We have a consistent, Group-wide approach, based on our Code of Conduct, which covers purchasing strategies at global, regional and local levels. We pride ourselves on our supply chain ethics, and are committed to sharing best practice and improving standards amongst suppliers.

Calendar year 2005 highlights
Auditing
Managing supplier relationships for the benefit of both parties requires regular, consistent auditing. We continue to develop our supplier audit system, paying closer attention to supply chain ethics, while our risk management programme focuses on supply chain risks at a strategic level.

Raw materials suppliers
Across the Group we have long-standing and mutually beneficial relationships with our growers of sugar cane, sugar beet, maize and wheat. We apply rigorous standards to our raw materials suppliers, and survey many of them on their ethical commitment. We work closely with them to ensure compliance with our needs, implementing traceability and ensuring that our customers' requirements over issues such as genetic modification are fully met.

In June 2005, we strengthened our commitment to improving practices in the raw sugar supply chain by hosting the first meeting of 'Better Sugar, Better Business', a joint IFC (International Finance Corporation)/WWF (Worldwide Fund for Nature) initiative on improving the environmental and social impacts of cane growing. Since that meeting, the initiative has formed a steering group, of which Tate & Lyle is a member, and the group is now drafting its terms of reference.

In previous reports we have highlighted the long-term relationship we have with suppliers of raw sugar for our European Union (EU) refining business, acting as a conduit for the EU's policy of providing advantageous prices to these suppliers. Clearly, the reduction in prices agreed by the EU under the new sugar regime will significantly reduce this benefit to our suppliers. The African, Caribbean and Pacific (ACP) countries are currently in discussion with the EU Commission on a package of accompanying measures to help them adapt to these new circumstances. This is a direct negotiation between the countries themselves and the Commission. However, we have stressed that these packages must be wholly adequate, correctly targeted, and efficiently delivered in a timely way.

Information about the impact on Tate & Lyle of changes to the EU sugar regime are described in the Chief Executive's Review on page 11.

Safety and environment programmes
Reflecting our commitment to sharing best practice and improving standards amongst suppliers, Sugars, Europe, has begun to involve commercial partners in both safety and environment programmes.

Safety
- Monthly safety meetings: all contractors are now invited to send a representative to our monthly safety meetings, with each contractor organisation taking it in turn to act as host. The host contractor gives a presentation on how their organisation manages safety, and explains what they can offer Tate & Lyle in terms of good practice. The meeting serves as a general learning session for everyone, sharing best practice between contractor organisations as well as with Tate & Lyle.
- Behavioural auditing: Tate & Lyle has introduced behavioural safety auditing for contractors, using our own system. Each contractor group now performs three audits per month.
- STOP: this year Tate & Lyle offered STOP (Safety Training Observation Programme) to contractors for the first time. One contractor organisation will begin running the programme as a pilot in 2006, and it will then be rolled out to others, who will run it with Tate & Lyle facilitating.
- Awards: each month we have a contractor award for safety, in addition to our employee award. We have also set up a contractors' annual safety league table to encourage them to improve performance.
- Contractor 'passports': Tate & Lyle has signed up to the Construction Industry Training Board's 'passport' scheme, which has been introduced as a requirement for contractors in certain construction and manufacturing roles. Under the scheme, contractors complete a training course on the fundamentals of safety in construction and manufacturing, and receive a passport to certify that they can work at any site that requires one.

This system is an efficient way of ensuring that each individual contractor has the necessary safety training to work on our sites, and makes it easier for contractors to certify their suitability for a job.

Environment
Tate & Lyle joined with UK organisation Envirowise to set up a programme to help suppliers improve their business efficiency by minimising waste and maximising cost savings. A group of suppliers attended the launch workshop at Thames Refinery, and are now benefiting from practical plans for their businesses covering a range of subjects from waste management and minimisation and packaging optimisation to environmental management systems and environmentally-driven procurement.

Sustainable procurement
We are reviewing procurement to look at how Tate & Lyle can encompass sustainability more fully in our strategies. As part of that process, we have signed up to the Mayor of London's Green Procurement Code, an initiative to help companies based in London to identify best practice in recycling waste and buying products manufactured from recycled materials.

Managing suppliers: Tate & Lyle's Business Code of Conduct
Tate & Lyle's Business Code of Conduct applies unconditionally to all parts of the wholly-owned Group, and we also aim to apply the Code in those operations in which we have a 50% stake or more. Where we have a minority stake, we encourage our partners to adopt the Code. In contracting rounds with suppliers and when issuing purchase orders, we attach the Code of Conduct, and require them to notify us immediately if they have any issues with it. Every division within Tate & Lyle must confirm twice a year that the Code is being communicated to suppliers, and report any contraventions. Suppliers who persistently contravene the Code may be faced with termination of their contracts.

Outlook
In 2006, we aim to continue to improve standards in our supply chain through developing our work on supply chain ethics, risk management and sustainable procurement, and by working increasingly closely with suppliers to share best practice on a range of issues. We will continue to develop our supplier audit programme to ensure consistently high standards across the Group.

Communities

Tate & Lyle aims to play a positive role in all the communities in which we operate. Over the years we have developed a Group-wide community involvement policy that forms one of the core components underpinning our ethical behaviour. Our programme involves building long-term relationships with local partners to deliver a shared objective: establishing strong, safe and healthy communities by investing time and resources into projects that directly address local needs.

Our community partnerships are very well supported by employees, many of whom take part in local community programmes. These benefit our employees by enhancing their own local communities, offering significant personal development opportunities and making Tate & Lyle a company for which they are proud to work.

Calendar year 2005 highlights
Charitable donations
Our Corporate Donations Committee oversees community policy throughout the world in order to improve internal standards, select projects that target local needs and deliver the most positive impact, and to ensure that ultimately our community involvement work reflects our broader responsibilities as a company. Our guidelines for funding and support are: Education – 50%; Environment – 25%; Health – 15%; Arts – 10%.

In the financial year to 31 March 2006, Tate & Lyle's total worldwide charitable donations were £766,000. Our total global pro bono contribution in goods and services is estimated to have been £193,000, up from £188,000 in the previous year.

We support many local organisations involved in community activities all round the world. Listed here are the top three in each region in 2005:

- UK: Tate Britain, London Bombings Relief Charitable Fund, Community Links;
- Europe (excluding UK): Razgrad Disabled Children's Centre (Bulgaria), Telethon for genetic disease research (France), Union of Blind People (Slovakia);
- Americas: American Red Cross, Millikin University, Community Foundation of Decatur; and
- Vietnam: Road-building programme, housing support programme for local communities, 'For the future' support for schools programme.

Key achievements
Tate & Lyle employees around the world make huge efforts to support their local communities. Here we highlight just some of the great stories from each region.

- UK
  - Educational visits: 850 students, up from 660 last year, and 95 teachers visited our locations during 38 curriculum-based visits.
  - Citizenship Week: 23 schools, up from 17 last year, participated in a range of citizenship activities during this Tate & Lyle-sponsored event.
  - Ideas Factory at Tate Britain: 180 Newham primary school children completed the six-month project that uses original works of art to improve language and literacy skills, supported by 15 employee volunteers.
- Europe (excluding UK)
  - Bulgaria: Tate & Lyle continued to support the development of a rehabilitation centre in Razgrad for social integration of children needing special care, donating further funds for its expansion.
  - France: Tate & Lyle sponsored the local Telethon, a one-day event in France devoted to raising money for research into genetic diseases.
  - Slovakia: Tate & Lyle donated money to support local disabled people, including wheelchair purchase and and guide dog sponsorship.
- Americas
  - 'Project Success': Tate & Lyle supported this innovative programme in Decatur and Macon County that helps children succeed at school.
  - University of Illinois: Tate & Lyle supports a number of research initiatives at the University of Illinois, the state's flagship university.
  - City of Loudon: Tate & Lyle provided funding for the 'Tate & Lyle Performing Arts Center' in Loudon's Municipal Park. The Center hosts a variety of musical and theatrical performances.

Community spend by allocation for financial year 2006*



- Education 49%
- Environment 19%
- Health 23%
- Arts 9%

*Excludes donation made to the London Bombings Relief Charitable Fund

- Vietnam
  - Support programmes for local community schools.
  - Rural housing project to improve living standards in local communities.

UK community survey results

Again this year we sent out a questionnaire with our UK Community Involvement Report. Responses from the questionnaire showed that our performance continues at its traditionally high level. Our willingness to support community partners was rated at 98%, while some 58% of respondents reported an improved capability to help their target cause, with the same number reporting an improvement in their facilities or environment.

Managing our impact

Our aim is to ensure that our Community Involvement Policy, ratified by the Board, is followed wherever we operate. While we made progress in 2005 in developing community activities in all our locations, there remain different levels of community activity in our various geographical locations, reflecting the history of Tate & Lyle's involvement in the area.

Our global Corporate Donations Committee, which oversees community policy, will continue to share best practice and improve internal standards and reporting across Tate & Lyle to ensure that in future, all parts of the Group develop mutually beneficial long-term community partnerships.

Employee volunteering

The time and effort our employees spend on community involvement work is vital to maintaining the long-term good relationships we have developed with the communities in which we operate: volunteering brings skills and experience from the workplace into the community that corporate funding alone cannot achieve. Of the organisations we support, several have been partners for over a decade and our employees join their committees, advocate their causes in the wider community and provide mentoring and business skills.

Volunteering also brings benefits to Tate & Lyle. Employees tell us that they benefit hugely from community work, which helps them develop their skills and become more rounded as individuals. A strong volunteer network is vital to the success of our community involvement programme, and developing that network across Tate & Lyle is an important ongoing aim.

Outlook

Our aim for the coming year continues to be to integrate our community efforts around the world into one global programme. While work continued in 2005 to share expertise between locations where we have long-running, successful partnerships with local organisations with our newer operations, there is still work to be done to ensure that wherever we operate, Tate & Lyle makes a positive contribution and is a valued part of the local community.

Results of 2005 UK Community Involvement Report survey: how Tate & Lyle's community performance is rated %


95 92 95 98 95 95 100 98 95 95 97 95
A 2002
A 2003
A 2004
A 2005
B 2002
B 2003
B 2004
B 2005
C 2002
C 2003
C 2004
C 2005

A Efficiency of response
B Willingness to support
C Contribution to the community

Results of 2005 UK Community Involvement Report survey: how Tate & Lyle's support created additional value %


67 59 58 50 59 52 29 45 39 54 41 58 13 32 30
A 2003
A 2004
A 2005
B 2003
B 2004
B 2005
C 2003
C 2004
C 2005
D 2003
D 2004
D 2005
E 2003
E 2004
E 2005

A Improved capability to help target cause
B Raised profile
C Wider network of contacts/volunteers
D Improved facilities/environment
E Improved staff motivation

Awards

We never embark on any activity with the specific aim of winning an award, however, we value the recognition by experts in the field that such awards represent. Moreover, awards can help to support the reputation of the business and offer an opportunity to highlight and celebrate success. Over the past year we have received a range of awards for our support for local communities.

Food and Drink Federation Community Partnership Awards 2006 (UK)
Tate & Lyle won two awards, Gold in the 'Community' category for our education support, and Silver in the 'Workplace Community incorporating Healthy Workplace Initiatives' category, for our employee occupational health programme.

Employee Rewards & Benefits Awards 2006 (UK)
Tate & Lyle was a finalist in the 'Most Effective Health Strategy' category, for our employee health and wellbeing programme.

Newham Education Business Partnership (UK)
Tate & Lyle was awarded a certificate from the Newham Education Business Partnership 'in recognition of the outstanding support given to the Partnership and the young people of Newham'.

Community Prosperity Award (USA)
The US communities of Lafayette, Indiana and Loudon, Tennessee presented awards to Tate & Lyle recognising corporate and individual contributions to the areas. The Loudon County Economic Development Agency presented Tate & Lyle with a 'PEAK' (Performance, Excellence, Achievement and Knowledge) award, and the Lafayette/West Lafayette Community Prosperity Award was awarded to the Lafayette South and Sagamore plants for their positive impact on the local community.

Purdue University Award (USA)
Tate & Lyle received an award from Purdue University, Indiana for making a significant contribution to their agriculture and engineering programmes. Company donations were used to establish a food carbohydrate laboratory in the Department of Food Science in the College of Agriculture.

Henrique Salgado Award (Portugal)
A team from Lisbon, Portugal, was placed second out of 3,000 companies in the Henrique Salgado Award competition which recognises companies for their strong emphasis on developing industrial health and safety activities.

The operating and financial review was approved on 24 May 2006 on behalf of the Board by:

Iain Ferguson
Chief Executive

Simon Gifford
Group Finance Director

Stanley Musesengwa
Chief Operating Officer

BOARD OF DIRECTORS


01



02



03



04



05



06

01 Sir David Lees
Chairman

Joined the Board and was appointed Chairman in October 1998. He joined GKN plc in 1970 and became Group Finance Director in 1982. He was appointed Group Managing Director in 1987 and then Chairman and Chief Executive in 1988. He retired as Chief Executive of GKN in 1996 but continued to serve as Chairman until his retirement in May 2004. From 1991 to 1998 he served as a non-executive director of Courtaulds plc, the last two years as Chairman. He also served as a non-executive director of the Bank of England from 1991 to 1999. He is currently joint Deputy Chairman of Brambles Industries plc and Brambles Industries Limited, Deputy Chairman and Senior non-executive director of QinetiQ Group plc, a director of Royal Opera House, Covent Garden Limited, a member of the Panel on Takeovers and Mergers and Chairman of the Governing Body of Shrewsbury School. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Aged 69.

02 Iain Ferguson, CBE
Chief Executive

Joined the Group and was appointed Chief Executive in May 2003. Previously, he worked for Unilever where he held a number of senior positions including Executive Chairman of Birds Eye Walls and Senior Vice-President, Corporate Development. He is a former Commissioner on the UK Government's Policy Commission on the Future of Farming and Food and also a former President of the Institute of Grocery Distribution. He is currently Deputy President of the Food and Drink Federation and Honorary Vice-President of the British Nutrition Foundation. Aged 50.

03 Richard Delbridge
Senior Independent
Non-Executive Director

Joined the Board in September 2000 and was appointed Senior independent non-executive director in December 2003. A Chartered Accountant, he is a former Partner of Arthur Andersen & Co and Managing Director and General Manager of JP Morgan & Co in the UK. In 1989, he was appointed Director, Group Finance at Midland Bank plc, later becoming Group Finance Director, HSBC Holdings plc. In 1996, he was appointed Director and Group Chief Financial Officer of National Westminster Bank Plc, a position he held until April 2000. He is also a non-executive director of JP Morgan Cazenove Holdings, Fortis Group and Gallaher Group Plc. Aged 64.

04 Simon Gifford
Group Finance Director

Joined the Group in 1969 having qualified as a Chartered Accountant in that year. He has held various senior financial and general management roles including Managing Director, Foreign Investment Division from 1987 and Company Secretary with responsibility for investor relations from 1993. He was appointed to his current position and joined the Tate & Lyle Board in January 1996. From January to April 2003, he served as Acting Chief Executive whilst a new Chief Executive was being recruited. He is a non-executive director of Richard House Limited. Aged 59.

05 Evert Henkes
Independent Non-Executive Director

Joined the Board in December 2003. He worked for the Royal Dutch/Shell Group of companies for 30 years, during which time he held a number of senior management positions in Europe and Asia Pacific including President of Shell's Billiton Metals business from 1992 to 1995, Chemicals Coordinator, Director, Strategy and Business Services of Shell's Chemicals division from 1995 to 1997 and then Chief Executive of Shell Chemicals until his retirement in April 2003. He is also a non-executive director of Outokumpu OYJ, SembCorp Industries Ltd and CNOOC Ltd (China National Offshore Oil Company). Aged 62.

06 Stanley Musesengwa
Chief Operating Officer

Joined the Group in 1979 as a refinery manager and subsequently performed a number of roles before becoming Regional Director, Tate & Lyle Africa in 1995. In December 1999, he was appointed Chief Executive of Tate & Lyle Europe with responsibility for the Group's European sugar refining businesses and its global sugar and molasses trading activities. He was appointed to the Tate & Lyle Board in April 2003 and to his current position of Chief Operating Officer in May 2003. Aged 53.


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07 Kai Nargolwala
Independent Non-Executive Director
Joined the Board in December 2004. He is currently a Group Executive Director of Standard Chartered PLC where he is responsible for growth and governance across the Asia Pacific region including South Asia. He also serves as a Director of the Asia Pacific region of Visa International. Previously, he worked for Bank of America where he served as Group Executive Vice-President, Head of Asia Wholesale Banking Group. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Aged 56.

08 Carole Piwnica
Non-Executive Director
Joined the Board in October 1996. In August 2000, she was appointed as 'Non-Executive Vice-Chairman, Governmental Affairs' for Tate & Lyle. She qualified as a lawyer at the New York and Paris bars and has wide business experience in agribusiness and food & drinks companies. Appointed to the Board of Amylum Europe N.V. in 1991, she served as Chairman from October 1996 to August 2000. She is a non-executive director of Aviva PLC and is practising law in Europe and the USA specialising in private equity and EU regulatory matters. Aged 48.

09 Stuart Strathdee
Corporate Development Director
Joined the Group in 1977. He has served in a variety of senior management positions including Group Treasurer, Managing Director of United Molasses, Managing Director of Tate & Lyle International and Managing Director, International Division. He was appointed to the Tate & Lyle Board in November 1994 and to his current position as Corporate Development Director in July 2003. He is a non-executive director of James Finlay Limited. Aged 54.

10 Robert Walker
Independent Non-Executive Director
Joined the Board in January 2006. He is currently Chairman of WH Smith PLC and a non-executive director of Wolseley Plc, Signet Group Plc and Williams Lea Group Limited. He started his career at Procter & Gamble and McKinsey & Co., then spent over 20 years with PepsiCo International culminating as a Division President. In May 1996, he joined the Board of Severn Trent Plc as a non-executive director and then served as Group Chief Executive from August 2000 until his retirement in February 2005. He is also an adviser to Cinven. Aged 61.

11 Dr Barry Zoumas
Independent Non-Executive Director
Joined the Board in May 2005. He is currently the Alan R. Warehime Professor of Agribusiness and Professor of Food Science and Nutrition at The Pennsylvania State University, USA. He is also President of the International Life Sciences Institute, North American Branch, of which he is also a director. He worked for Hershey Foods Corporation for 27 years, the last 16 as Corporate Vice-President, Science and Technology. He has also previously served as Visiting Scientist for the Rome-based Food and Agriculture Organization of the United Nations and as a Principal Adviser to US Aid for Agricultural Development. Aged 63.

12 Robert Gibber
Company Secretary
A solicitor, he joined Tate & Lyle in 1990 as a commercial lawyer. He was appointed General Counsel in 1997 and then also Company Secretary in 2001. Aged 43.

Board Committees
The specific responsibilities delegated to the Board Committees are described on pages 50 to 52.

Audit Committee
Richard Delbridge (Chairman)
Evert Henkes
Kai Nargolwala
Robert Walker
Dr Barry Zoumas

Chairman's Committee
Sir David Lees (Chairman)
Richard Delbridge
Iain Ferguson
Evert Henkes
Kai Nargolwala
Carole Piwnica
Robert Walker
Dr Barry Zoumas

Nominations Committee
Sir David Lees (Chairman)
Richard Delbridge
Iain Ferguson
Evert Henkes
Kai Nargolwala
Carole Piwnica
Robert Walker
Dr Barry Zoumas

Remuneration Committee
Evert Henkes (Chairman)
Richard Delbridge
Kai Nargolwala
Robert Walker
Dr Barry Zoumas

THE SENIOR MANAGEMENT TEAM OPERATES THROUGH TWO EXECUTIVE COMMITTEES, THE GROUP MANAGEMENT COMMITTEE AND THE GROUP OPERATIONAL COMMITTEE

Group Management Committee
The Group Management Committee is chaired by Iain Ferguson, Chief Executive, and oversees the development and execution of the Group's strategy. It also has overall responsibility for achieving business results.

Members
The current members of the Group Management Committee are listed on this page. Their biographies are detailed on pages 42 and 43, except for Corry Wille whose biography is given opposite.

Iain Ferguson
Chief Executive

Stanley Musesengwa
Chief Operating Officer

Simon Gifford
Group Finance Director

Stuart Strathdee
Corporate Development Director

Robert Gibber
Company Secretary and General Counsel

Corry Wille
Group Human Resources Director



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01 Corry Wille
Group Human Resources Director
Joined the Group and was appointed Group Human Resources Director in April 2004. She began her career in 1984 with BP Chemicals where she held a number of Human Resources positions in Belgium, the UK and the US. She joined Whirlpool Europe in 1994, working initially as the Human Resources Director for the Customer Services Division in Germany before moving to the European headquarters in Italy, firstly as the Human Resources Director for Manufacturing and then as the Vice-President Human Resources, Europe. Aged 45.

Group Operational Committee

The Group Operational Committee is responsible for all aspects of the day-to-day operations and trading of the Group. The Committee drives for excellence in customer service while ensuring the efficiency of our business.



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Members

The Group Operational Committee is chaired by Stanley Musesengwa, Chief Operating Officer. His biography can be found on page 42. The other members of the Group Operational Committee are listed on this page, together with those senior executives who are standing attendees at Committee meetings.

02 D. Lynn Grider
President, Food & Industrial Ingredients, Americas

03 Ian Bacon
Chief Executive, Sugars, Europe

04 Silvio Allamandi
President, Sugars, Americas

05 Clive Rutherford
Chief Executive, Food & Industrial Ingredients, Europe

06 Mark White
President, Global Food Ingredients Group

07 Loren Luppes
Group President, Manufacturing and Technology

08 J. Patrick Mohan
President, Support and Efficiency Services

09 Jan Broekaert
Human Resources Director, Europe

10 Dr. Bob Schanefelt[1]
Head of Global Research and Development

11 Austin Maguire[1]
President, Sucralose

[1] Attend all Committee meetings but are not formal members of the Committee.

Principal Activities of the Group
The principal activities of Tate & Lyle PLC and its subsidiary and associated undertakings (the Group) are developing, manufacturing and marketing food and industrial ingredients that have been made from renewable resources.

Financial Year
The accounting period under review is for the year ended 31 March 2006. Comparative figures used in this report are for the year ended 31 March 2005.

Business Review
The Chairman's Statement on pages 6 and 7, the Chief Executive's Review on pages 8 to 11 and the Operating and Financial Review on pages 20 to 41 report on the activities during the year, post balance sheet events and likely future developments. The information in these reports which are required to fulfil the requirements of the business review are incorporated in this Directors' Report by reference.

Dividend
A final dividend of 14.1p per share is recommended for the year to 31 March 2006. If approved, it will be due and payable on 27 July 2006 to shareholders on the register on 30 June 2006. This dividend amounts to £68 million and makes a total for the year of 20.0p per share, compared with 19.4p per share for the year to 31 March 2005.

Annual General Meeting
The Annual General Meeting (AGM) will be held at the Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 19 July 2006 at 11.15 am. Enclosed with this report is a letter from the Chairman to shareholders. Attached as an appendix to the letter is the Notice convening the meeting which includes four items of special business. The letter includes an explanation of all the resolutions to be proposed at the AGM.

Share Capital
The Company issued 2,268,237 ordinary shares during the year, all on the exercise of employee share options. The total value of ordinary shares issued at the issue price for cash was £7,289,315. Information about the Company's share capital and options granted under the employee share schemes is given on page 95.

Details of shares purchased by the Tate & Lyle Employee Benefit Trust to satisfy options granted under the Group's long-term incentive plans are given in the Directors' Remuneration Report on page 64.

Details of substantial interests in Tate & Lyle as at 24 May 2006 are given on page 96. Apart from these holdings, the directors have not been notified of any material interest of 3% or more or any non-material interest of 10% or more of the issued voting capital of the Company.

The Company was given authority at the 2005 AGM to make market purchases of up to 48,679,468 of its own ordinary shares. This authority will expire at the 2006 AGM and approval will be sought from shareholders at that meeting for a similar authority to be given for a further year. The Company has not acquired any of its own shares during the year.

Directors
The current members of the Board, together with biographical details of each director, are set out on pages 42 and 43.

Dr Barry Zoumas was appointed as a non-executive director from 1 May 2005. Robert Walker was appointed as a non-executive director from 1 January 2006. Allen Yurko retired as a non-executive director at the 2005 AGM on 28 July 2005.

Retirement and Re-election of Directors
In accordance with its Articles of Association, one-third (or the nearest whole number below one-third) of the directors of Tate & Lyle PLC are required to retire at each AGM, together with directors appointed by the Board since the previous AGM. In addition, under the Combined Code on Corporate Governance, directors are required to submit themselves for re-election by shareholders every three years.

The directors retiring by rotation at the 2006 AGM and offering themselves for re-election are Iain Ferguson, Stanley Musesengwa and Stuart Strathdee. Carole Piwnica will also be retiring by rotation at the 2006 AGM but will not be offering herself for re-election. In addition, Robert Walker, who was appointed as a director since the last AGM, will be retiring and offering himself for re-election.

Iain Ferguson, Stanley Musesengwa and Stuart Strathdee are all executive directors and are employed under service contracts, the details of which are set out on page 58. Robert Walker does not have a service contract.

At no time during the year has any director had any material interest in a contract with the Group, being a contract of significance in relation to the Group's business.

A statement of directors' interests in shares of the Company is given on page 64.

Corporate Governance
The report on Corporate Governance is on pages 48 to 53. The Directors' Remuneration Report is on pages 54 to 64.

Research and Development
The Group spent £21 million (2005 – £20 million) on research and development during the year.

Financial Risk Policies
A summary of the Company's treasury policies and objectives relating to financial risk management, including exposure to associated risks, is on pages 32 to 34.

Employment
The average number of employees in the Group during the year is given in note 9 on page 82.

Group companies operate within a framework of human resources policies, practices and regulations appropriate to their own market sector and country of operation. Policies and procedures for recruitment, training and career development promote equality of opportunity regardless of gender, sexual orientation, age, marital status, disability, race, religion or other beliefs and ethnic or national origin. The aim is to encourage a culture in which all employees have the opportunity to develop as fully as possible in accordance with their individual abilities and the needs of the Group.

The Group is committed to effective communication with employees, including information on its performance and business environment. It follows appropriate consultation procedures and has an established European Forum. Training is concentrated on multi-skilling to encourage flexibility in working practices. The Group runs a series of international management programmes to develop management skills and create valuable opportunities for the cross-fertilisation of management ideas across the Group.

Donations

Worldwide charitable donations during the year totalled £766,000 (2005 – £778,000), of which £386,000 (2005 – £317,000) was donated in the UK. More details of the Group's involvement in the community can be found in the corporate social responsibility section of the Operating and Financial Review on pages 35 to 41.

During the year, in line with the Group's policy, no political donations were made in the European Union (EU). Outside the EU, the Group's US Food & Industrial Ingredients business made contributions during the year totalling US$28,000 (£16,000) (2005 – US$29,000; £16,000) to state and national political party committees and to the campaign committees of state candidates affiliated to the major parties. Contributions were only made where allowed by state and federal law. The total includes US$10,000 (£6,000) (2005 – US$12,000; £7,000) contributed by the Tate & Lyle Political Action Committee (PAC). The PAC is funded entirely by US employees. Employee contributions are entirely voluntary and no pressure is placed on US employees to participate. No funds are provided to the PAC by Tate & Lyle but under US law, an employee-funded PAC must bear the name of the employing company.

Payment to Suppliers

It is the Group's policy that UK operating companies should follow the CBI Prompt Payers' Code. The Code requires the Company to agree the terms of payment with its suppliers, to ensure its suppliers are aware of those terms and to abide by them. It is the Group's policy also to apply the requirements of the Code to wholly owned companies around the world, wherever possible.

Tate & Lyle PLC is a holding company and had no amounts owing to trade creditors at 31 March 2006.

The Group's creditor days outstanding at 31 March 2006 were 36 days (2005 – 36 days).

Directors' Responsibilities for the Accounts

The directors are responsible for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union, and for preparing the parent company financial statements and the Directors' Remuneration Report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

The directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of affairs of the Group and of the profit or loss of the Group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of affairs of the Company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether the Group financial statements comply with IFRS as adopted by the European Union, and with regard to the parent company financial statements whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent company financial statements and the Directors' Remuneration Report comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

So far as each director is aware, there is no relevant audit information (that is, information needed by the Company's auditors in connection with preparing their report) of which the Company's auditors are unaware.

Each director has taken all the steps that he/she ought to have taken in his/her duty as a director in order to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Auditors

The auditors, PricewaterhouseCoopers LLP, have signified their willingness to continue in office and a resolution re-appointing them as auditors will be proposed at the 2006 AGM.

On behalf of the Board
Robert Gibber
Company Secretary
24 May 2006

Tate & Lyle is committed to high standards of corporate governance, business integrity and professionalism in the way it conducts its activities. In accordance with the Listing Rules of the UK Listing Authority, the Company is required to state whether it has complied with the provisions set out in Section 1 of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the Code) and, where the provisions have not been complied with, to provide an explanation. The Company is also required to explain how it has applied the principles set out in the Code.

The paragraphs below, together with the Directors' Remuneration Report on pages 54 to 64, provide details of how the Company applies the principles and complies with the provisions of the Code.

Compliance with the Combined Code

Throughout the year ended 31 March 2006, the Company was in compliance with the provisions and applied the principles of the Code except that, as a consequence of changes to the composition of the Board described in the Directors' Report on page 46, from the beginning of the year to 1 May 2005 and from the date of the Annual General Meeting (AGM) on 28 July 2005 to 1 January 2006, at least half the Board, excluding the Chairman, did not consist of independent non-executive directors. Since the appointment of Robert Walker as an independent non-executive director from 1 January 2006, the Board's composition has been in compliance with the Code.

At the date of this Annual Report, the Board considers that the Company is in compliance with the applicable provisions of the Code.

Board of Directors

The Board is collectively responsible for promoting the success of the Company and for providing entrepreneurial leadership within a framework of prudent and effective controls that enable risk to be assessed and managed. It sets the Company's strategic aims and ensures that necessary financial and human resources are in place to enable these objectives to be met and undertakes reviews of management performance. In addition, the Board sets the Company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

The Board has a formal schedule of matters reserved to it for its decision. This schedule is reviewed annually and includes approval of:

- Group strategy;
- annual budget and operating plans;
- major capital expenditure, acquisitions or divestments;
- annual and interim financial results;
- safety and environmental policies;
- appointments to the Board and as Company Secretary;
- senior management structure, responsibilities and succession plans;
- treasury policies;
- system of internal control and risk management; and
- dividend policy.

Other specific responsibilities are delegated to Board Committees which operate within clearly defined terms of reference. Details of the responsibilities delegated to the Board Committees are given on pages 50 to 52.

The Board meets at least eight times each year. Two meetings usually take place at an operating subsidiary or joint venture company. Board meetings are structured to allow open discussion and all directors participate in discussing the strategy, trading and financial performance and risk management of the Company. The chart below shows the approximate time the Board has taken to consider agenda items during the year separated into general categories.

Board allocation of time
For the year ended 31 March 2006



Strategy 44%
Operations 15%
Finance and Risk 22%
Capital expenditure and investments 9%
Governance 7%
Other 3%

All substantive agenda items have comprehensive briefing papers which are circulated five days before the meeting. Members of executive management attend Board meetings and make presentations to the Board on a regular basis.

The Company Secretary is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. All directors have access to the advice and services of the Company Secretary whose appointment or removal is a matter for the Board as a whole. In addition, there is a formal procedure in place whereby, in the furtherance of their duties, directors can obtain independent professional advice, if necessary, at the Company's expense.

The Company maintains appropriate insurance cover in respect of legal proceedings and other claims against its directors.

The attendance of individual directors at Board meetings held during the year which they were eligible to attend is shown in the table below.

	Meetings attended
Sir David Lees, Chairman	8/8
Richard Delbridge	8/8
Iain Ferguson	8/8
Simon Gifford	8/8
Evert Henkes	8/8
Stanley Musesengwa	8/8
Kai Nargolwala	6/8
Carole Piwnica	8/8
Stuart Strathdee	8/8
Robert Walker (from 1 January 2006)	2/3
Allen Yurko (until 28 July 2005)	2/2
Dr Barry Zoumas (from 1 May 2005)	8/8

In the very few instances where a director is unable to attend a Board or Committee meeting, his or her comments on the briefing papers to be considered at that meeting are given in advance to the relevant Chairman.

Chairman and Chief Executive

The roles of the Chairman and Chief Executive are separated and their responsibilities are clearly established, set out in writing and agreed by the Board. The Chairman is responsible for the leadership and workings of the Board and ensuring its effectiveness, and the Chief Executive for the running of the business and the implementation of Board strategy and policy.

The significant current commitments of the Chairman, Sir David Lees, are set out in his biography on page 42. During the year, he was appointed as Deputy Chairman and Senior non-executive director of QinetiQ Group plc. The Board is satisfied that this appointment and his other commitments do not unduly restrict him from carrying out his duties effectively.

Board balance and independence

The Board currently comprises the Chairman, who has no executive responsibilities, four executive directors and six non-executive directors.

With the exception of the Chairman, who is presumed under the Code not to be independent, the Board considers all the non-executive directors to be independent other than Carole Piwnica who is a former Chairman of Amylum Europe N.V. and is paid by the Group for consultancy services which she performs in addition to her duties as a non-executive director. Details of the terms of her consultancy agreement are given in the Directors' Remuneration Report on page 59.

In terms of the Code, at the date of this Annual Report, the Board currently comprises five independent directors, five non-independent directors (including the four executive directors) and the Chairman.

Richard Delbridge is the Senior Independent Director and is available to shareholders if they have any issues or concerns.

The non-executive directors have a wide range of skills and knowledge and combine broad business and commercial experience with independent and objective judgement. The names and biographical details of the current directors are given on pages 42 and 43. The Board is aware of the other commitments of its non-executive directors and is satisfied that these do not conflict with their duties as directors of the Company. Changes to the commitments of the non-executive directors are reported to the Board.

The terms and conditions of appointment of the non-executive directors are available for inspection at the Company's registered office and will be available for inspection at the AGM.

Re-election of directors

The Company's Articles of Association require the re-election of one-third of the Board (or the nearest whole number below one-third) at each AGM. All directors are subject to re-election at least once every three years. Any directors appointed by the Board since the last AGM must stand for re-election at the next AGM. Any non-executive directors who have served for more than nine years will be subject to annual re-election.

The names of the directors retiring and standing for re-election at the 2006 AGM are set out on page 46. Further details are given in the letter from the Chairman to shareholders in relation to the 2006 AGM.

Information, induction and professional development

The Chairman, with the assistance of the Company Secretary, is responsible for ensuring that the directors receive accurate, timely and clear information on all relevant matters.

On appointment to the Board, directors receive a comprehensive induction programme which includes site visits and meetings with senior management across the businesses and Group functions. New directors also receive a pack of background reading about the Group and details of Board procedures and other governance-related matters. Major shareholders have been offered the opportunity to meet new non-executive directors as part of their induction programme.

Training and updates on particular issues are arranged for directors, as appropriate, on an ongoing basis taking into account their individual qualifications and experience. The Company Secretary also helps directors to undertake any other professional development they consider necessary or desirable to assist them in carrying out their duties as directors or as members of the relevant Board Committees. During the year, this included attendance by directors at external training sessions and seminars run by independent organisations on accounting and governance-related matters.

Visits to external events or organisations are also arranged for the Board to help the non-executive directors in particular to gain a deeper insight into the Group's strategy and business activities. During the year, the Board visited the Food Ingredients Europe Fair in Paris and also Leatherhead Food International in the UK, a provider of consumer research and sensory testing services.

Performance evaluation

During the year, the Board carried out an evaluation of the effectiveness of the Board and its Committees. As in previous years, this was an internal exercise led by the Chairman.

The 2006 evaluation involved the Chairman holding one-to-one performance evaluation meetings with each director, the Company Secretary and the Group Human Resources Director. A number of assessment areas, both on an individual and a collective basis, were identified by the Chairman in advance of these meetings which were used as the framework for the discussions. The effectiveness of the changes made to the Board's processes and procedures following the evaluation in 2005 were one of the areas discussed. The Chairman summarised the main themes and comments arising from the meetings and presented a report to the Board for discussion. The Board concluded that it was operating in an effective manner but identified some areas where further improvements could be made such as to the format of strategic papers provided to the Board and the content of the agenda for the annual full day Board meeting to discuss the Group's strategy.

With regard to the performance of individual directors, following the evaluation process, the Chairman concluded that each director continues to make an effective contribution to the work of the Board, is well prepared and informed concerning items to be considered by the Board, has a good understanding of the Group's businesses and their commitment to the role remains strong (evidenced by the Board and Committee attendance records set out in this report).

During the year, the non-executive directors met together without the Chairman present, under the chairmanship of the Senior Independent Director, to appraise the Chairman's performance (the Senior Independent Director having first sought the views of the executive directors). In addition, the Chairman held a private meeting with the non-executive directors to appraise the Chief Executive's performance and to address any other matters the non-executive directors wished to raise. The outcome of both appraisals was highly positive.

The Audit, Nominations and Remuneration Committees each also held an evaluation of their work and effectiveness during the year, the results of which were reported to the Board by the respective Committee Chairmen. The reviews concluded that each Committee was operating in an effective manner.

Shareholder communications

The Chief Executive, Group Finance Director and Director of Investor Relations, with the support of the Chairman and Senior Independent Director, maintain a regular programme of visits and presentations to major institutional shareholders. A detailed report of these discussions and meetings is provided to the Board each time it meets.

In addition, all directors receive copies of reports issued by analysts and brokers on the Company. During the year, the Board received a briefing from one of the Company's financial advisers on investors' perceptions of Tate & Lyle and its investor relations activities.

The non-executive directors are encouraged to attend presentations to analysts and shareholders, and in particular the presentations that take place on the publication of the Company's interim and annual results.

The Chairman provides feedback to the Board on any matters raised with him by major shareholders.

Some 250 shareholders normally attend the AGM and are invited to ask questions and meet informally with the directors after the formal proceedings have ended. The level of proxy votes lodged for and against each resolution, together with the level of abstentions, are announced at the AGM following each vote on a show of hands.

The Company aims to present a balanced and understandable assessment in all its reports to the public and to regulators. Key announcements, financial reports and other information about the Group can be found on the Company's website at www.tateandlyle.com.

Board Committees

There are four main Board Committees: Chairman's; Nominations; Remuneration; and Audit. The terms of reference of each Committee are reviewed annually by the Board, are available upon request from the Company Secretary and are on the Group's website at www.tateandlyle.com.

The Committees are provided with sufficient resources to undertake their duties through access to the services of the Company Secretariat and, if deemed necessary, can obtain independent professional advice at the Company's expense. The Company Secretary, Robert Gibber, is Secretary to each Board Committee.

Chairman's Committee

The members of the Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are as follows:

	Meetings attended
Sir David Lees, Chairman	8/8
Richard Delbridge	8/8
Iain Ferguson	8/8
Evert Henkes	8/8
Kai Nargolwala	6/8
Carole Piwnica	8/8
Robert Walker (from 1 January 2006)	2/3
Allen Yurko (until 28 July 2005)	2/2
Dr Barry Zoumas (from 31 May 2005)	8/8

The Committee comprises the non-executive directors and the Chief Executive under the chairmanship of the Chairman of the Board. The Committee meets before each Board meeting, as required, and provides an opportunity for the Chairman and Chief Executive to brief and obtain the views of the non-executive directors on specific issues.

Nominations Committee

The members of the Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below.

	Meetings attended
Sir David Lees, Chairman	8/8
Richard Delbridge	8/8
Iain Ferguson	8/8
Evert Henkes	8/8
Kai Nargolwala	6/8
Carole Piwnica	8/8
Robert Walker (from 1 January 2006)	2/3
Allen Yurko (until 28 July 2005)	2/2
Dr Barry Zoumas (from 31 May 2005)	8/8

The Committee comprises the non-executive directors and the Chief Executive under the chairmanship of the Chairman of the Board (except when the Committee is dealing with the appointment of a successor to the Chairman of the Board when the Senior Independent Director chairs the Committee). In terms of the Code, at the date of this Annual Report, the Committee comprises a majority of independent non-executive directors.

The main responsibilities of the Committee are:

- to review the size and composition of the Board including the planning of succession to the Board and the leadership needs of the Group generally;
- to make recommendations to the Board on candidates for appointment as executive and non-executive directors and as Company Secretary, taking into account the balance of the Board and the required blend of skills and experience;
- to make recommendations to the Board on the appropriate processes for the appointment of the Chairman of the Board; and
- to make recommendations to the Board on the nomination of the Senior Independent Director, the re-appointment of non-executive directors upon the expiry of their term of office and the proposed re-election of directors retiring by rotation at the AGM.

During the year, two non-executive directors, Dr Barry Zoumas and Robert Walker, were appointed to the Board. In the case of each appointment, the Committee first considered the particular skills, knowledge and experience that would most benefit the Board. External recruitment consultants were engaged who provided the Committee with a shortlist of potential appointees from which candidates were interviewed and then selected for recommendation to the Board for appointment.

Remuneration Committee

The members of the Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below.

	Meetings attended
Evert Henkes, Chairman	8/8
Richard Delbridge	8/8
Kai Nargolwala	6/8
Robert Walker (from 1 January 2006)	2/3
Allen Yurko (until 28 July 2005)	2/2
Dr Barry Zoumas (from 31 May 2005)	8/8

The Committee meets as required, usually before each Board meeting. The Committee consists solely of independent non-executive directors.

The Committee determines the individual remuneration packages of each executive director and other members of the Group Management Committee. This includes base salary, bonus, long-term incentives, benefits, and terms of employment including those upon which their service may be terminated. Additionally, the Committee approves the base salary, long-term incentives and benefits of members of the Group Operational Committee. In consultation with the Chief Executive, the Committee also determines the remuneration of the Chairman.

The remuneration of the non-executive directors is determined by the Board excluding the non-executive directors.

The Directors' Remuneration Report on pages 54 to 64 provides more information on the Company's executive remuneration policy and practice, and on the working of the Committee.

Audit Committee

The members of the Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below.

	Meetings attended
Richard Delbridge, Chairman	4/4
Evert Henkes	4/4
Kai Nargolwala	3/4
Robert Walker (from 1 January 2006)	1/1
Allen Yurko (until 28 July 2005)	2/2
Dr Barry Zoumas (from 31 May 2005)	3/3

The Committee consists solely of independent non-executive directors. All the Committee members have extensive management experience in large international organisations and the Chairman, Richard Delbridge, who is a chartered accountant, is a former group finance director of a FTSE 100 company.

The Committee meets four times each year. The Chairman, Chief Executive, Group Finance Director, Head of Internal Audit and other members of the senior management team (as invited by the Committee), together with the external auditors, usually attend meetings. Non-executive directors who are not members of the Committee are also invited to attend meetings to provide advice as necessary. The minutes of each meeting are circulated to all members of the Board. Both the Head of Internal Audit and the external auditors have access to the Chairman of the Committee outside of formal Committee meetings.

The Committee maintains a formal calendar of items which are to be considered at each Committee meeting and within the annual audit cycle to ensure that its work is in line with the requirements of the Code.

The main responsibilities of the Committee are:

- to monitor the integrity of the interim and annual financial statements and any formal announcements relating to the Company's financial performance, paying particular attention to significant reporting judgements contained therein including critical accounting policies and practices;
- to review the Group's internal financial controls and its internal control and risk management systems;
- to review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;
- to make recommendations to the Board, for submission to shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditors and to approve the remuneration and terms of engagement of the external auditors;
- to monitor and review the effectiveness of the Internal Audit function;
- to develop and implement a policy on the engagement of the external auditors to supply non-audit services; and
- to review arrangements by which employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting, financial control or other matters.

During the year the Audit Committee discharged its responsibilities as set out in its terms of reference by undertaking the following work:

- meeting prior to the Board meeting at which the annual report and financial statements, and the interim report and financial statements were approved. In doing so, the Committee reviewed significant accounting policies, financial reporting issues and judgements and reports from the external auditors;
- reviewing the effectiveness of the external audit process, the external auditors' strategy and plan for the audit, and the qualifications, expertise, resources and independence of the external auditors;
- agreeing the terms of engagement and fee of the external auditors for the audit and recommending to the Board that PricewaterhouseCoopers LLP be proposed to shareholders at the Annual General Meeting for re-appointment as external auditors to the Company;
- reviewing the policy on auditor independence and the provision of non-audit services by the external auditors;
- receiving and considering regular reports from the Head of Internal Audit on the Group's risk management system, findings from internal audit reviews, and the remit, organisation, annual plan and resources of the Internal Audit function;
- undertaking a review of the effectiveness of the Internal Audit function. The Committee's review in 2006 concluded that the Internal Audit function was operating effectively;
- reviewing the Committee's terms of reference and its effectiveness and recommending changes to the Board as a result of this review. The review in 2006 concluded that no recommendations to amend the terms of reference were required and that the Committee was operating in an effective manner;
- reviewing the Annual Report disclosure items relevant to the Committee including the going concern statement and the reports on risk management and internal control;
- reviewing the potential impact on the Group's financial statements of significant corporate governance and accounting matters and reviewing the implementation of International Financial Reporting Standards;
- reviewing the findings of the external auditors, their management letters on accounting procedures and internal financial controls and audit representation letters;
- meeting privately with the external auditors and the Head of Internal Audit;
- reviewing procedures under which employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting, financial control or other matters; and
- reviewing an annual report on the Group's system of internal control and its effectiveness and reporting the results of the review to the Board.

During the year, training was also provided to Board and Committee members outside the scheduled meetings on subjects of particular relevance.

The Committee operates a policy to safeguard the objectivity and independence of the external auditors. This policy sets out certain disclosure requirements by the external auditors to the Committee, restrictions on the employment of the external auditors' former employees, partner rotation and procedures for the approval of non-audit services by the external auditors. During the year, the Committee reviewed the processes which PricewaterhouseCoopers LLP have in place to safeguard their independence and received a letter from them confirming that, in their opinion, they remained independent.

The procedure for the provision of non-audit related services by the external auditors is governed by a schedule appended to the policy on auditor independence. This schedule categorises such services between:

- those services which the external auditors are permitted to provide;
- those services which the external auditors are not permitted to provide; and
- those services which require approval of the Audit Committee before the external auditors can be appointed.

A report is made to the Committee each time it meets setting out the non-audit services provided by the external auditors during the year and the fees charged. Details of the amounts paid to the external auditors for audit, audit-related work and non-audit work is given in note 7 to the financial statements on page 81.

Having undertaken a review of the non-audit related services provided during the year, the Committee is satisfied that they did not prejudice the external auditors' independence.

Executive Committees

The senior management team operates through two executive Committees, the Group Management Committee and the Group Operational Committee.

The Group Management Committee, which is chaired by Iain Ferguson, Chief Executive, oversees the development and execution of the Group's strategy and has overall responsibility for achieving business results. The Committee comprises the four executive directors, the Group Human Resources Director and the Company Secretary (who is also the Group's General Counsel). Biographical details for members of the Group Management Committee can be found on pages 42 to 44.

The Group Operational Committee, which is chaired by Stanley Musesengwa, Chief Operating Officer, is responsible for all aspects of the day-to-day operations and trading of the Group. The members of the Group Operational Committee are set out on page 45.

The two Committees meet regularly, either in person or by video conference, and at least four times a year both Committees meet together.

Risk management

The Board of Directors has overall responsibility for the Group's system of internal control and risk management. The schedule of matters reserved to the Board ensures that the directors control, amongst other matters, all significant strategic, financial and organisational issues.

The Group's enterprise-wide risk management and reporting process, which was developed, defined and rolled out across the Group by a dedicated risk management team, assists management throughout the Group to identify, assess and mitigate risk. The process, which is designed to deliver competitive advantage for the Group, involves the identification and prioritisation of key risks through an ongoing programme of workshops, facilitated by the risk management team, held around the Group. During the year, over 325 employees attended 34 risk workshops held throughout the Group in order to identify risks to the business. The identified risks then cascade up through functional and divisional levels to the Group Operational and Group Management Committees. This culminates in the identification of the Group's key business, financial, operational and compliance risks with associated action plans and controls to mitigate them where possible (and to the extent deemed appropriate taking account of costs and benefits).

Under the process, senior executive management confirms to the Audit Committee at least twice a year that these key risks are being managed appropriately within their operations and controls have been examined and are effective. Responsibility for managing each key risk and the associated mitigating control is allocated to an individual executive within each division. Changes in the status of the key risks and changes to the risk matrix are reported quarterly to executive management and to the Board. The Board reviews the Group's key risks quarterly.

Internal control

The Board of Directors has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The Board delegates to executive management the responsibility for designing, operating and monitoring both the system and the maintenance of effective internal control in each of the businesses which comprise the Group. These systems of internal control are designed to manage rather than eliminate risk, and can only provide reasonable and not absolute assurance against material errors, losses, fraud or breaches of laws or regulations.

All the material joint ventures which the Group are party to currently follow the Group's formal systems of internal control and their internal control procedures are regularly reviewed by the Group's Internal Audit function. The systems of internal control are based on a process of identifying, evaluating and managing risks and include the risk management processes set out above. These accord with the guidance in the Turnbull Report and were in place throughout this year and up to the date of the signing of this Annual Report.

The key risks that might hinder the achievement of the Group's business objectives are managed, controlled and monitored by the processes described below:

- the Group's businesses operate under mandatory written policies and procedural manuals to provide an appropriate control environment. The Group Policies and Procedures set out the Group's commitment to competence, integrity and ethical values. These policies are reviewed by the Board annually and changes are made as appropriate to enhance existing control procedures;
- key strategic risks are addressed through the Group's process of preparation of plans by each operating unit and the compilation of these risks in the Group's operating plan;
- there is a comprehensive annual planning and financial reporting system comparing results with plan and the previous year on a monthly and cumulative basis. This process of planning, budgeting and making short-term forecasts provides early warning of potential financial risks. Revised forecasts for the year are produced at least quarterly. Reports include a monthly cash flow statement projected for 15 months;
- the Chief Executive, Group Finance Director and Chief Operating Officer undertake regular financial and operational reviews of the major operating units within the Group;
- the Chief Executive, Chief Operating Officer and the Group Finance Director submit written reports to each Board meeting which include consideration of changing threats and opportunities within

the business. The standard Board review of investments and disposals includes identification of major risks that could affect the outcome of each project, with a sensitivity analysis;

- the Company has defined procedures for the authorisation and project management of capital expenditure and investment, granting of guarantees, trading and hedging of currencies and commodities and use of treasury products; and
- formal annual reports and presentations are received by the Board on certain areas of special risk. These include insurance, treasury management, commodity trading, pensions, safety and environmental issues.

The Audit Committee periodically reviews the effectiveness of the system of internal control through reports from the external auditors and the Internal Audit function. The Internal Audit function follows a planned programme of reviews that are aligned to the risks existing in the Group's businesses. They have the authority to review any relevant aspect of the business.

The Board, with the assistance of the Audit Committee, has conducted an annual assessment of the effectiveness of the systems of risk management and internal control during the financial year and up to the date of this Annual Report. The review, which is co-ordinated by the Internal Audit function, includes a Group-wide certification that effective internal controls are in place and being operated effectively. The Internal Audit function monitors and selectively checks the results of this exercise, ensuring that the representations made are consistent with the results of the department's work during the year. Where weaknesses have been identified, plans for correcting them are also reported. The results of this exercise are summarised for the Audit Committee and the Board. In the event that any significant losses are incurred during the year as a result of the failure of controls, a detailed analysis would be provided to the Audit Committee and the Board. The Board confirms that no significant weaknesses were identified in relation to the review conducted during the year and accordingly no remedial actions are required to be taken.

This report has been prepared in accordance with the requirements of Schedule 7A of the Companies Act 1985 (the Act) and the Listing Rules of the UK Listing Authority. PricewaterhouseCoopers LLP have audited the contents of the report to the extent required by the Act (the tabular information on pages 60 to 64). A resolution to approve this report will be proposed at the Annual General Meeting (AGM) on 19 July 2006.

Remuneration Committee
The Remuneration Committee (the Committee) comprises all the independent non-executive directors of the Company. The current members are: Evert Henkes (Chairman), Richard Delbridge, Kai Nargolwala, Robert Walker (appointed from 1 January 2006) and Dr Barry Zoumas (appointed from 31 May 2005). Evert Henkes succeeded Allen Yurko as Chairman of the Committee on 28 July 2005.

The Committee met eight times during the year. Individual members' attendance record at meetings during the year is given in the table on page 50. The terms of reference of the Committee, a copy of which can be found on the Company's website at www.tateandlyle.com, are reviewed annually to ensure they meet best practice.

The Committee conducts a review of its work and effectiveness each year and any recommendations from this review are reported to the Board. The 2006 review concluded that the Committee had fulfilled its role and responsibilities appropriately.

The Committee determines the individual remuneration packages of each executive director and other members of the Group Management Committee. This includes base salary, bonus, long-term incentives, benefits, and terms of employment including those upon which their service may be terminated. Additionally, the Committee approves the base salary, long-term incentives and benefits of members of the Group Operational Committee. In consultation with the Chief Executive, the Committee also determines the remuneration of the Chairman.

The Chairman (Sir David Lees), Chief Executive (Iain Ferguson), Group Human Resources Director (Corry Wille) and Company Secretary and General Counsel (Robert Gibber), who acts as Secretary to the Committee, are normally invited to attend meetings, although not when their own remuneration arrangements are discussed.

In addition, non-executive directors who are not members of the Committee (Carole Piwnica) are invited to attend meetings to provide advice as required.

To ensure that the Group's remuneration practices remain market competitive, the Committee receives advice from independent remuneration consultants. The Committee operates a policy whereby an individual consultant appointed to advise the Committee on the remuneration of executive directors and certain other senior executives shall not also advise general management on the remuneration of any other executives in the Group. In accordance with this policy, during the year the Committee again appointed Leslie Moss of Hewitt Bacon & Woodrow Limited (Hewitt) to act as its principal adviser on executive remuneration arrangements. In addition to market remuneration data provided by Hewitt, the Committee is provided with data from a survey published by Towers Perrin and has appointed Kepler Associates to provide Total Shareholder Return performance data and ranking information for the Performance Share Plan and Deferred Bonus Share Plan. During the year, Hewitt also provided the Group with consulting services in relation to retirement and other benefits, as well as general compensation advice and payroll administration for the new plant in Singapore. Towers Perrin and Kepler Associates provided no other services to the Group.

Remuneration policy
The Remuneration Committee is responsible for setting the remuneration of the executive directors in accordance with a policy determined by the Committee and agreed with the Board. The remuneration policy for executive directors and senior executives is to provide remuneration packages which attract, retain and motivate high-calibre individuals to ensure that the Group is managed successfully to the benefit of shareholders. To achieve this, the remuneration package is designed:

- to be competitive and commensurate with other international businesses of similar size;
- to align the interests of executives and shareholders by rewarding the creation of sustained growth in shareholder value;
- to reward above average performance;
- to ensure that performance-related elements form a significant proportion of the total remuneration package; and
- to take into account local country practice.

It is intended that this policy continues to apply for the year ended 31 March 2007 and subsequent years.

Review of executive remuneration in 2005
In the 2005 Annual Report, we described the review of the Company's executive remuneration arrangements that was undertaken during the year ended 31 March 2005.

Following this review, which included consultation with the Company's major shareholders, a number of changes were proposed to the executive remuneration arrangements within the context of the existing remuneration policy. No change was proposed to the base salary policy but some changes were proposed to the long-term incentive elements of the executive remuneration package. The changes included:

- the cessation of awards under the 2000 Executive Share Option Scheme;
- an increase in the target and maximum awards under the annual bonus scheme;
- the introduction of a new Deferred Bonus Share Plan; and
- an increase in the maximum award level of the Performance Share Plan (this was proposed to enable the overall value of annual long-term incentive awards to be maintained through an increase of performance shares to replace options).

The changes proposed in 2005 were designed to make the remuneration package more effective, promote executive share ownership, aid executive retention and better align the interests of executives and shareholders by making a greater proportion of the remuneration package dependent on the success of management delivering superior shareholder returns. The changes were explained in the Directors' Remuneration Report for 2005 and details provided with the 2005 Notice of AGM. The changes were approved by shareholders at the 2005 AGM with over 96% of proxies' votes lodged supporting the appropriate resolutions.

The Committee believes that the existing executive remuneration package, following the changes approved by shareholders in 2005, remains appropriate and it does not propose making any changes to the remuneration package for the year ending 31 March 2007. Accordingly, for the year ending 31 March 2007, the annual bonus scheme, Performance Share Plan and Deferred Bonus Share Plan will operate on the same basis as for the year ended 31 March 2006.

Remuneration package

Composition

The current remuneration package for executive directors consists of base salary, annual bonus, long-term incentives, pensions and other benefits. The Company's policy is to ensure that a significant proportion of the total remuneration package is performance-related, even at target levels.

The relative proportions of an executive director's remuneration, when valued at both on-target and stretch performance levels (on the basis of the expected value of the long-term incentives but excluding post-retirement benefits and allowances paid in lieu of pensions), are shown in the charts below.

Composition of remuneration package for executive directors (average) as % of total remuneration

Target performance

49%
Non-performance-related pay

51%
Performance-related pay



Stretch performance

24%
Non-performance-related pay

76%
Performance-related pay



Base salary

The Group's policy is for base salaries to take account of the median relative to similar companies and also to reflect job responsibilities and the sustained level of individual performance. The Committee reviews the base salary of each executive director annually.

The most recent annual review of executive directors' base salaries occurred on 1 April 2006. When undertaking this review, the Committee considered external market data supplied by its independent remuneration adviser, individual performance and also the level of pay awards made to other employees and executives throughout the Group. The annual base salaries for each executive director are shown in the table below:

Director	As at 1 April 2006	As at 1 April 2005
Iain Ferguson	**£675,000**	£628,000
Simon Gifford	**£470,000**	£447,000
Stanley Musesengwa	**£470,000**	£447,000
Stuart Strathdee	**£320,000**	£305,000

Benefits

Benefits comprise principally a company car, or a cash allowance in lieu, health insurance and premiums paid on life assurance policies in relation to pension arrangements. These benefits do not form part of pensionable earnings.

Annual bonus scheme

The Group operates an annual cash bonus scheme for executive directors and senior executives which is determined by reference to the performance of the Group, or appropriate division or subsidiary, primarily against financial objectives. The Group's policy is that annual bonuses payable under the scheme are capped at 100% of base salary or lower, dependent on the executive's responsibilities. There is a threshold level below which no bonus is paid. The Committee reviews the attainment of the financial targets and agrees the bonus payments. Bonuses paid to executive directors do not form part of pensionable earnings.

For the year ended 31 March 2006, the target award level for the Chief Executive was 50% of base salary and for the other executive directors was 45% of base salary. The maximum award level was 100% of base salary for the Chief Executive and 90% of base salary for the other executive directors.

The performance criteria for the annual bonus scheme are set by the Committee at the beginning of each financial year. For the year ended 31 March 2006, the performance criteria consisted of a target award payable on the achievement of a predetermined level of Group profit before tax, exceptional items and amortisation (PBTEA), and a maximum award payable for the achievement of a PBTEA level significantly in excess of target performance. The level of PBTEA for target performance set by the Committee at the beginning of the financial year was in line with the market's expectations at that time (as provided by brokers' forecasts). To ensure that bonuses are not inflated or deflated as a result of exchange rate movements during the year, the PBTEA numbers for bonus purposes are re-stated on the basis of the exchange rates used for the Group's annual business plan agreed by the Board at the start of the year.

The PBTEA achieved by the Group for the year ended 31 March 2006, re-stated on a constant exchange rate basis, was 13% above the previous year and exceeded the predetermined level of target performance, reflecting the strong performance of the Group's value added businesses. As a result, the Chief Executive received a bonus of 83% of base salary and the other executive directors received a bonus of 75% of base salary.

Executive directors and other selected senior executives have the opportunity to invest up to 50% of their cash bonus for the year ended 31 March 2006 in Tate & Lyle shares through the Deferred Bonus Share Plan, details of which can be found on page 56.

Current long-term incentive arrangements

The Committee believes that performance-based long-term incentive plans (LTIPs) provide executive directors and senior executives with long-term rewards that closely align with shareholders' interests and are an important component of the overall executive remuneration package.

The Company currently operates two LTIPs being the Tate & Lyle 2003 Performance Share Plan and the Tate & Lyle 2005 Deferred Bonus Share Plan. The Remuneration Committee is responsible for the operation of both LTIPs.

(i) 2003 Performance Share Plan

Shareholders approved the Performance Share Plan (PSP) at the AGM in July 2003. Executive directors and other selected senior executives are eligible to participate in the PSP at the discretion of the Committee. Participants are awarded annually a conditional right to receive a number of Tate & Lyle PLC ordinary shares in value up to a maximum of 175% of base salary and calculated by reference to the average of the daily closing prices of Tate & Lyle PLC ordinary shares during the six months preceding the beginning of the measurement period. The number of shares that a participant receives depends on the Group's performance during the measurement period which is the three years commencing on 1 April in the year of the award.

Performance is measured by comparing the Total Shareholder Return, or TSR (share price growth plus reinvested dividends), from Tate & Lyle PLC relative to a comparator group of companies. The Committee chose relative TSR for the PSP as it closely aligns executives' and shareholders' interests and is an objective measure of the value created for shareholders. For awards made in 2003 and 2004, the comparator group consisted of the FTSE 100 Index at the start of the measurement period excluding companies in the telecommunications, media, technology and financial services sectors. For the award in 2005 and for this year's award, the comparator group consists of the companies occupying positions 50 to 130 of the FTSE index at the beginning of the measurement period. The Committee considers this to be an appropriate comparator group for Tate & Lyle given the Company's position in the FTSE 100, the wide range of market capitalisation between the lower and upper ends of the FTSE 100 Index, and the fact that the Company is expected to remain within the proposed peer group for the foreseeable future. The Committee reviews the continued validity of the comparator group annually.

If, at the end of the measurement period, Tate & Lyle ranks in the upper quartile of the comparator group, participants in the PSP will receive all of the shares conditionally awarded to them. If the ranking is at the median level, 25% of the shares will be received. No shares will be received for below median performance. For intermediate rankings between median and upper quartile, participants will receive a proportionate number of shares increasing on a straight-line basis. This vesting scale is illustrated in the graph at the top of this page.

Irrespective of Tate & Lyle's TSR, before any shares become eligible for release the Committee must be satisfied that this is justified by the underlying financial performance of the Group over the measurement period.

PSP vesting schedule



Award as % of maximum
100
75
50
25
0
Median
75th
Tate & Lyle relative TSR performance

At the end of the three-year measurement period the conditional award is converted into a deferred right to acquire the appropriate number of shares which will not be released to the participant for one further year other than in the specific circumstances set out in the rules of the PSP. Participants benefit from dividends on shares which have already vested during the retention period. If a participant resigns during the one-year retention period, the deferred right to acquire the appropriate number of shares will lapse.

Details of the measurement of the performance condition for the PSP award in June 2003 are set out on page 59.

(ii) Deferred Bonus Share Plan
Shareholders approved the Deferred Bonus Share Plan (DBSP) at the AGM in July 2005. The Committee has the discretion to select senior employees of the Group to participate in the DBSP. Currently, participation is restricted to the four executive directors and other key senior executives.

Under the DBSP, executives have the opportunity to defer up to 50% of their annual cash bonus (after deduction of tax, national insurance or other social security payment) and invest the amount deferred in the Company's shares. Subject to the satisfaction of employment conditions and a performance target over the performance period, participants will receive awards of matching shares based on the number of shares which could have been acquired from the gross bonus amount deferred by the participant. Awards of matching shares are not pensionable in any circumstances.

The performance target is linked to the Company's TSR relative to a comparator group of companies over a three-year period. Participants must also remain employees of the Group throughout the performance period. The Committee chose relative TSR for the DBSP as it closely aligns executives' and shareholders' interests and is an objective measure of the value created for shareholders. For the DBSP award in 2005 and for this year's award, the comparator group against which Tate & Lyle's relative TSR performance is measured is the same as for the PSP, being companies at positions 50 to 130 of the FTSE Index at the start of the performance period. All share prices for the purposes of the TSR calculation are based on a six-month average. The ratio of matching shares awarded under the DBSP is:

- If the shares are held throughout the three-year performance period, and the executive continues to be employed by the Company, matching shares are awarded on the basis of one matching share for every three shares deferred.
- Or, if Tate & Lyle's relative TSR during the three-year performance period is between median and upper quartile of the comparator group of companies, one matching share will be awarded for each share deferred.
- Or, if Tate & Lyle's relative TSR during the three-year performance period reaches the upper quartile of the comparator group, two matching shares will be awarded for each share deferred.

There is no re-testing of the performance target and no apportionment for intermediate rankings in the comparator group between median and upper quartile. During the performance period, dividends are paid on the deferred shares (since the shares in effect already belong to the executive) but not on matching shares.

The Committee is responsible for the operation of the DBSP and reviews the continued appropriateness of the main features of the DBSP annually. In its review this year, the Committee discussed whether it should continue to award participants one matching share for every three shares deferred based on continued employment over the performance period. The Committee concluded that this award, which would only give rise to a relatively small number of shares, remains an important retention incentive for key executives as the Company looks to continue to implement its strategy to grow the contribution from value added products. The Committee will continue to review the appropriateness of this and the other main features of the DBSP annually.

Suspended 2000 Executive Share Option Scheme

Between August 2000 and June 2004, options were granted under the Executive Share Option Scheme (2000 Scheme) to executive directors and other senior executives and employees. In 2005, however, the Committee decided to suspend granting options under the 2000 Scheme. Whilst the Committee retains the discretion to make option grants in the future in exceptional circumstances, for example, in hiring packages, there is no current intention to make use of this discretionary power. No options have been granted under the 2000 Scheme since it was suspended in June 2005.

Before options can be exercised under the 2000 Scheme, earnings per share (EPS) performance criteria need to be met. The performance condition attached to the exercise of options is scaled such that, if over the first three consecutive years, the growth in the Company's normalised EPS has exceeded the growth in the UK Retail Price Index excluding mortgage interest payments (RPIX) by an average of:

- at least 3% per year (9.3% over three years), then 50% of options granted may be exercised;
- at least 4% per year (12.5% over three years), then 100% of options granted may be exercised.

There is no apportionment between the two fixed vesting points.

Options granted in June 2004 have no rolling re-test and, accordingly, if they do not meet the performance condition at the end of the three-year performance period they will lapse. Options granted prior to June 2004 which do not meet the performance condition in the third year may be exercised in subsequent years (up to ten years after the date the options were granted) but only if the appropriate compound performance condition is met.

The achievement or otherwise of the performance condition is assessed by the Committee.

The Committee has ensured that, following the transition to International Financial Reporting Standards, the EPS figures required to carry out the calculation for the performance condition have been calculated on a fair and consistent basis. This calculation has been reviewed by the Company's external auditors.

Closed 1992 Executive Share Option Scheme

Prior to the approval of the 2000 Scheme, options were granted under UK and International Executive Share Option Schemes which were approved by shareholders in 1992 (the 1992 Schemes). The exercise of executive share options granted since November 1995 under the 1992 Schemes is subject to the Group achieving an increase in fully diluted EPS of 6% more than the increase in the UK Retail Price Index during any period of three consecutive financial years over the life of the option. Since the approval of the 2000 Scheme, no option grants have been made under the 1992 Schemes which are now closed.

Sharesave Scheme

The Company has a Sharesave Scheme that is open to all employees in the UK including executive directors. No performance conditions are attached to options granted under the Scheme as it is an all-employee scheme. Options granted to Scheme participants are normally set at a discount of 10% to the market value of the shares at grant.

Executive shareholding policy

To align the interests of executive directors with those of shareholders, a policy is in place under which executive directors are expected to build and maintain a shareholding in the Company equivalent to one times base salary. Executive directors who have not met their target shareholding are expected to retain a significant proportion of shares acquired through the Company's long-term incentive plans in order to meet their target.

External appointments

The Board believes that the Company can benefit from its executive directors holding a non-executive directorship. Such appointments are subject to the approval of the Board and are normally restricted to one for each executive director. Fees may be retained by the executive director concerned.

Stuart Strathdee is a non-executive director of James Finlay Limited for which the fees payable are £15,000 per annum. Iain Ferguson was a non-executive director of Sygen International plc (until December 2005) for which the fees payable were £30,000 per annum. Both directors retained the fees paid to them during the year in respect of these appointments.

Pensions

Policy

The Company's policy is to provide retirement and other benefits which reflect local market practice at median levels. Retirement benefits, in the form of pension and/or lump sums, are provided through tax-approved schemes where possible covering executives in the country and business sector in which they perform their principal duties. The Group's largest pension scheme is the UK-based Tate & Lyle Group Pension Scheme (Group Scheme) which is a defined benefit arrangement. The Company closed the Group Scheme to new entrants from 1 April 2002 and since then new employees have been offered defined contribution type pension provision through a Stakeholder Plan.

UK pensions tax simplification legislation

During the year, in advance of the introduction of UK pensions tax simplification legislation from 6 April 2006, the Committee reviewed its policy and practices for the provision of retirement benefits for those employees who are members of the Group Scheme, including executive directors. Following this review, the Committee decided that:

- Executives covered under the defined benefit scheme but not subject to the UK statutory Earnings Cap can choose to take either a cash allowance in lieu of future pension accrual or incur tax above the lifetime allowance.
- Executives covered under the defined benefit scheme but who have been subject to the UK statutory Earnings Cap, and currently receive a cash allowance in lieu of pension as a percentage of base salary, can elect to give up the cash allowance in exchange for future pension accrual on full salary. The Earnings Cap will not be lifted, however, for past service.

The cost to the Company of the new arrangements is broadly the same as for the existing pension provision and salary supplement arrangements.

Individual executive directors

Stuart Strathdee is a member of the Group Scheme and is eligible at age 60 for a pension equal to two-thirds of his basic salary in the highest of his last five completed tax years. The benefit also includes a widow's pension payable on his death and a lump sum on death in service. Once in payment his pension (and any subsequent widow's pension) is increased each year in line with the Retail Price Index (RPI) up to a maximum of 5%, with a minimum of 3%. Bonuses are not pensionable. With effect from 6 April 2006, Stuart Strathdee elected to continue with future pension accrual and so potentially may incur tax above the lifetime allowance (no cash alternative will be paid).

During the year, Simon Gifford was a member of the Group Scheme eligible for pension benefits on the same terms as Stuart Strathdee. On 31 March 2006, however, he opted out of the Group Scheme and requested that a transfer value of his accrued pension benefits be paid to external pension arrangements. The transfer value was paid on 31 March 2006, details of which are given on page 63. Following payment of the transfer value he has discharged the Group Scheme of all liability in relation to his accrued pension benefits. He is not being provided with any further pension benefits from the Company but remains covered for the lump sum death in service benefit.

Stanley Musesengwa is a member of the Group Scheme and is eligible at age 62 for a pension equal to 49.16% of his basic salary in the highest of his last five completed tax years. Historically, his basic salary for pension purposes has been limited to the UK statutory Earnings Cap. The benefit also includes a widow's pension payable on his death and a lump sum on death in service. Once in payment to him or his widow, the pension is increased each year in line with the RPI up to a maximum of 5%, with a minimum of 3%. Bonuses are not pensionable. With effect from 6 April 2006, Stanley Musesengwa elected to forego his cash allowance in lieu of pension and receive future pension accrual on full base salary (the Earnings Cap will not be lifted, however, for past service).

Iain Ferguson is not a member of the Group Scheme and accordingly accrues no pension benefits under this Scheme.

The Group's policy is that, to the extent that executive directors receive salary which is not pensionable on a tax approved basis, they are paid a cash allowance calculated as a percentage of base salary from which they make their own pension arrangements.

Details of the accrued pension benefits for those executive directors who participate in the Group Scheme are given on page 63. Details of amounts paid in lieu of pensions are included in 'Allowances' in the table on page 60.

Service Contracts

Policy

The Company's policy is that contracts for executive directors should be terminable by the Company on a maximum of one year's notice, except in special circumstances, and by the individual director on up to six months' notice. In the event of early termination of an executive director's contract, the Company's policy is to take legally appropriate mitigation factors into account in determining the amount of compensation payable to an executive director.

Executive directors

All the executive directors have contracts which are terminable by the Company on not more than one year's notice and by the individual director on six months' notice.

As regards mitigation, in a case where the Company seeks early termination of the contract (other than where summary dismissal is appropriate), the service contracts for Iain Ferguson and Stanley Musesengwa, both signed in 2003, give the Company the right, but not the obligation, to pay in lieu of notice the salary and contractual benefits which the director would have received during the notice period. Accordingly, the Company may elect to make a reduced payment under those service contracts, or require phased payment, so as to ensure the relevant director fulfils his obligation to mitigate his losses.

In the case of the older contracts of Simon Gifford and Stuart Strathdee, if the Company seeks early termination of the service contract (other than where summary dismissal is appropriate) the Company is contractually obliged to provide compensation to the director equivalent to the value of the salary and contractual benefits which he would have received during the notice period.

The details of the executive directors' service contracts as at 31 March 2006 are given in the table below.

Chairman and non-executive directors

Chairman

Sir David Lees was appointed non-executive Chairman on 1 October 1998 for an initial period of three years. This appointment was extended by the Board upon the recommendation of the Nominations Committee until 30 September 2002, and continues thereafter terminable by the Company or Sir David on not less than one year's notice. His fees, which are reviewed annually, are determined by the Remuneration Committee in consultation with the Chief Executive. Following the most recent review on 1 October 2005, the Remuneration Committee approved an increase in the Chairman's fee to £292,500 (2005 – £272,500).

Director	Note	Date of service contract	Unexpired term	Notice period
Iain Ferguson	1	15 April 2003	52 weeks	52 weeks
Simon Gifford	2	26 February 1996	26 weeks	26 weeks
Stanley Musesengwa	1	4 June 2003	52 weeks	52 weeks
Stuart Strathdee	2	1 November 1995	52 weeks	52 weeks

1. In the event of early termination of the director's service contract (other than where summary dismissal is appropriate), the Company has the right to pay, in lieu of notice, salary and contractual benefits which he or she would have received during the relevant notice period.
2. In the event of early termination of the director's service contract (other than where summary dismissal is appropriate), the Company is liable to provide compensation to the director equivalent to the value of the salary and contractual benefits which he or she would have received during the relevant notice period.

Non-executive directors

The Company's policy is that the fees of non-executive directors, which are determined by the Board, are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs. The fees paid are commensurate with those paid by other UK listed companies.

The non-executive directors do not participate in the Group's incentive or pension schemes, nor do they receive other benefits except as described below. The non-executive directors do not have service contracts or notice periods, but under the terms of their appointment they are usually expected to serve on the Board for between three and nine years, with a review every three years, subject to their re-election by shareholders in general meeting. During the year, on the recommendation of the Nominations Committee and following a rigorous review, the Board extended the terms of appointment for both Richard Delbridge and Evert Henkes for a further three-year term. Non-executive directors have no right to compensation on the early termination of their appointment.

The fees received by the non-executive directors are determined by the Board and are reviewed annually. In addition to the basic fee for each non-executive director and the senior independent director, supplements are paid to the Chairmen of the Audit and Remuneration Committees to reflect the extra responsibilities attached to these positions. A supplement is also paid to Dr Barry Zoumas for chairing the newly formed Tate & Lyle Research Advisory Group. The most recent review of non-executive directors' fees occurred on 1 April 2006. The fees are shown in the table below.

As referred to on page 49, Carole Piwnica has a consultancy agreement with the Group which was entered into on 14 August 2000. This agreement was for an initial three-year period and thereafter until terminated by either party giving not less than 12 months' written notice. In recognition of her consultancy services, she holds the position of 'Non-Executive Vice-Chairman, Government Affairs' for Tate & Lyle and is paid a fee of €321,000 (£218,933) per annum. This consultancy agreement will cease immediately following Carole Piwnica's retirement from the Board at the 2006 AGM. No compensation in lieu of notice will be paid in respect of the cessation of this contract.

Total shareholder return performance

Broad equity market index

The graph below, as required under Schedule 7A of the Act, illustrates the cumulative Total Shareholder Return, or TSR performance (share price growth plus reinvested dividends) of Tate & Lyle PLC against a 'broad equity market index' over the past five years. The FTSE 100 Index is considered to be the most appropriate benchmark for this purpose as the Company is currently a constituent of this Index and during the relevant period it has remained in or just outside the UK's top 100 companies by market capitalisation. The graph shows the TSR for the FTSE 100 Index and Tate & Lyle in the five years from 31 March 2001.

Tate & Lyle 5-year Cumulative Total Shareholder Return
Value of £100 invested in Tate & Lyle and the FTSE 100 on 31 March 2001



£
400
350
300
250
200
150
100
50
0
March
02
03
04
05
06
FTSE 100 Index

Basic fee	As at 1 April 2006	As at 1 April 2005
Non-executive director	**£43,500**	£41,000
Senior independent director	**£50,000**	£47,500

Supplements	As at 1 April 2006	As at 1 April 2005
Chairman of Audit Committee	**£13,000**	£10,000
Chairman of Remuneration Committee	**£6,500**	£5,500
Chairman of Research Advisory Group	**£20,000**	–

2003 PSP award TSR performance

As shown in the table below, for the performance period from 1 April 2003 to 31 March 2006 in relation to the PSP award in June 2003, Tate & Lyle's share price growth and dividend yields resulted in a TSR that ranked Tate & Lyle at 21st position (70th percentile) in the comparator group of companies. This is between the median and upper quartile performance at which level the performance condition specifies that 84% of the conditional award made in 2003 converts into a deferred right to acquire Tate & Lyle shares. Subject to the rules of the PSP, deferred shares will become eligible for release at the end of the one-year retention period.

The performance condition also specifies that, before any deferred shares can be released, the Committee must be satisfied that the underlying financial performance of Tate & Lyle over the performance period justifies the participants receiving their shares. For the shares awarded in 2003 under the PSP, the Committee considers the underlying financial performance of Tate & Lyle over the performance period does justify the participants receiving their shares.

2003 PSP Award Total Shareholder Return
Tate & Lyle and comparator group from 1 April 2003 to 31 March 2006



%
350
300
250
200
150
100
50
0
-50
Tate & Lyle
Bottom quartile
Third quartile
Second quartile
Top quartile

Each bar in the chart represents a company in the comparator group

Source: Kepler Associates

Directors' emoluments

The following table shows the emoluments of the directors of Tate & Lyle PLC for the year ended 31 March 2006.

	Salary and fees £000	Benefits[1] £000	Allowances[2] £000	Annual bonus £000	Total year to 31 March 2006 £000	Total year to 31 March 2005 £000
Chairman						
Sir David Lees	**283**	**23**	**–**	**–**	**306**	283
Executive directors						
Iain Ferguson	**628**	**18**	**264**	**521**	**1 431**	1 434
Simon Gifford	**447**	**13**	**–**	**335**	**795**	774
Stanley Musesengwa	**447**	**13**	**176**	**335**	**971**	936
Stuart Strathdee	**305**	**13**	**–**	**228**	**546**	486
Non-executive directors						
Richard Delbridge	**58**	**–**	**–**	**–**	**58**	52
Evert Henkes	**45**	**–**	**–**	**–**	**45**	38
Kai Nargolwala	**41**	**–**	**–**	**–**	**41**	13
Carole Piwnica[3]	**260**	**–**	**–**	**–**	**260**	257
Robert Walker[4]	**10**	**–**	**–**	**–**	**10**	–
Dr Barry Zoumas[5]	**56**	**–**	**–**	**–**	**56**	–
Former non-executive directors						
Allen Yurko[6]	**16**	**–**	**–**	**–**	**16**	42
Directors who retired before 31 March 2005	**–**	**–**	**–**	**–**	**–**	74
Totals	**2 596**	**80**	**440**	**1 419**	**4 535**	4 389

1. Benefits for the Chairman and the executive directors include the provision of a car (or cash allowance in lieu). Other benefits for the executive directors incude health insurance and premiums on life assurance policies (where not provided by pension benefit plans).
2. Allowances comprise payments made to Iain Ferguson and Stanley Musesengwa in lieu of pension, calculated as a percentage of base salary, from which they make their own pension arrangements (further details are set out in the section on Directors' Pension Provision on page 63) and in relation to life assurance policies (where not provided by pension benefit plans).
3. Carole Piwnica's total salary is made up of her fee of £41,000 (2005 – £38,000) for serving as a non-executive director of Tate & Lyle, and €321,000 (£218,933) (2005 – €321,000; £218,894) paid to her under her consultancy agreement with the Group, the details of which are given on page 59.
4. Robert Walker was appointed to the Board from 1 January 2006.
5. Dr Barry Zoumas was appointed to the Board from 1 May 2005.
6. Allen Yurko retired from the Board on 28 July 2005.

Directors' long-term incentives

i) Performance Share Plan

Conditional rights to Tate & Lyle PLC ordinary shares under the Performance Share Plan held by directors at 1 April 2005 and 31 March 2006, together with awards made during the year, were as follows:

Director	Awards held at 1 April 2005	Awards made during the year	Awards held at 31 March 2006	Performance period	Earliest exercise date	Latest exercise date
Iain Ferguson	175 159	–	**175 159**	01.04.03 – 31.03.06	01.04.07	31.03.13
	192 401	–	**192 401**	01.04.04 – 31.03.07	01.04.08	31.03.14
	–	199 508	**199 508**	01.04.05 – 31.03.08	01.04.09	31.03.15
	367 560	199 508	**567 068**			
Simon Gifford	96 736	–	**96 736**	01.04.03 – 31.03.06	01.04.07	31.03.13
	137 779	–	**137 779**	01.04.04 – 31.03.07	01.04.08	31.03.14
	–	118 339	**118 339**	01.04.05 – 31.03.08	01.04.09	31.03.15
	234 515	118 339	**352 854**			
Stanley Musesengwa	95 541	–	**95 541**	01.04.03 – 31.03.06	01.04.07	31.03.13
	137 779	–	**137 779**	01.04.04 – 31.03.07	01.04.08	31.03.14
	–	118 339	**118 339**	01.04.05 – 31.03.08	01.04.09	31.03.15
	233 320	118 339	**351 659**			
Stuart Strathdee	59 713	–	**59 713**	01.04.03 – 31.03.06	01.04.07	31.03.13
	91 309	–	**91 309**	01.04.04 – 31.03.07	01.04.08	31.03.14
	–	80 745	**80 745**	01.04.05 – 31.03.08	01.04.09	31.03.15
	151 022	80 745	**231 767**			

1. The awards shown in the table are the maximum amount of shares that can vest under the performance condition.
2. The performance condition attached to the awards are described on page 56 (TSR relative to a comparator group of companies).
3. No shares vested, lapsed or were released during the year.
4. As at 31 March 2006, no directors held any deferred rights over Tate & Lyle PLC ordinary shares under the PSP. As described on page 59, following the end of the financial year, 84% of the conditional award made in 2003 was converted into a deferred right to acquire the relevant number of Tate & Lyle shares. Subject to the rules of the PSP, these deferred shares will become eligible for release at the end of the one-year retention period.
5. Awards take the form of nil cost options.
6. The closing mid-market price on the date of the award during the year was 486.5p.

ii) Deferred Bonus Share Plan

Conditional rights to receive matching shares over Tate & Lyle PLC ordinary shares under the Deferred Bonus Share Plan held by directors at 1 April 2005 and 31 March 2006, together with awards made during the year, were as follows:

Director	Shares acquired with net bonus at 1 April 2005	Shares acquired with net bonus at 31 March 2006	Maximum matching shares on gross bonus at 1 April 2005	Maximum matching shares on gross bonus at 31 March 2006[1]
Iain Ferguson	–	**37 927**	–	**128 566**
Stanley Musesengwa	–	**21 728**	–	**73 654**
Stuart Strathdee	–	**6 300**	–	**21 356**

1. The awards shown are the maximum amount of shares that could be awarded under the performance condition.
2. The performance condition is described on page 56 (TSR relative to a comparator group of companies and/or the satisfaction of employment conditions).
3. No awards vested or lapsed during the year.
4. The closing mid-market price on the date of award during the year was 455p.
5. The performance period for the award made during the year is from 1 April 2005 to 31 March 2008.

iii) Share Option Schemes

Options over Tate & Lyle PLC ordinary shares granted under the 1992 Executive Share Option Scheme, the 2000 Executive Share Option Scheme and the Sharesave Scheme and held by directors at 1 April 2005 and 31 March 2006 were as follows:

Director	At 1 April 2005	Exercised	Market price on date of exercise (pence)	At 31 March 2006	Exercise price (pence)	Earliest exercise date	Latest exercise date	Notes
Iain Ferguson	245 718	–	–	**245 718**	335.75	18.06.06	17.06.13	5
	272 307	–	–	**272 307**	325	18.06.07	17.06.14	6
	6 032	–	–	**6 032**	264	01.08.08	31.01.09	7
	524 057	–		**524 057**				
Simon Gifford	13 500	(13 500)	500	**–**	463	–	–	1
	20 000	(20 000)	500	**–**	473	–	–	1
	30 000	–	–	**30 000**	483	29.11.99	28.11.06	1
	46 912	–	–	**46 912**	470.50	28.11.00	27.11.07	1
	68 175	–	–	**68 175**	336	17.12.01	16.12.08	1
	46 357	–	–	**46 357**	428.25	01.12.02	30.11.09	1
	14 945	–	–	**14 945**	274	12.06.03	11.06.10	1
	134 378	–	–	**134 378**	293.50	05.08.03	04.08.10	2
	139 860	–	–	**139 860**	286	15.06.04	14.06.11	3
	152 202	–	–	**152 202**	374.50	17.06.05	16.06.12	4
	120 625	–	–	**120 625**	335.75	18.06.06	17.06.13	5
	130 000	–	–	**130 000**	325	18.06.07	17.06.14	6
	9 271	(9 271)	597	**–**	182	–	–	7
	926 225	(42 771)		**883 454**				
Stanley Musesengwa	15 000	(15 000)	500	**–**	463	–	–	1
	7 500	–	–	**7 500**	483	29.11.99	28.11.06	1
	3 460	–	–	**3 460**	470.50	28.11.00	27.11.07	1
	21 454	–	–	**21 454**	428.25	01.12.02	30.11.09	1
	88 117	–	–	**88 117**	374.50	17.06.05	16.06.12	4
	119 136	–	–	**119 136**	335.75	18.06.06	17.06.13	5
	130 000	–	–	**130 000**	325	18.06.07	17.06.14	6
	2 310	–	–	**2 310**	410	01.03.08	31.08.08	7
	386 977	(15 000)		**371 977**				
Stuart Strathdee	40 000	(40 000)	490	**–**	463	–	–	1
	10 000	–	–	**10 000**	483	29.11.99	28.11.06	1
	4 500	–	–	**4 500**	470.50	28.11.00	27.11.07	1
	23 939	–	–	**23 939**	336	17.12.01	16.12.08	1
	16 110	–	–	**16 110**	428.25	01.12.02	30.11.09	1
	98 126	–	–	**98 126**	293.50	05.08.03	04.08.10	2
	94 125	–	–	**94 125**	374.50	17.06.05	16.06.12	4
	55 845	–	–	**55 845**	335.75	18.06.06	17.06.13	5
	86 153	–	–	**86 153**	325	18.06.07	17.06.14	6
	625	(625)	457	**–**	304	–	–	7
	2 838	–	–	**2 838**	260	01.03.07	31.08.07	7
	432 261	(40 625)		**391 636**				

1. Granted under the 1992 Scheme with an EPS growth performance condition attached (described on page 57) which has been met. These options are exercisable.
2. Granted in 2000 under the 2000 Scheme with an EPS growth performance condition attached (see page 57). The performance condition attached to 50% of these options was met following the retest (from a fixed base) in 2005. The performance condition attached to the remaining 50% of these options was met at the retest in 2006 (from a fixed base). All these options are now exercisable.
3. Granted in 2001 under the 2000 Scheme with an EPS growth performance condition attached (see page 57) which has been met. These options are exercisable.
4. Granted in 2002 under the 2000 Scheme with an EPS growth performance condition attached (see page 57) which has been met. These options are exercisable.
5. Granted in 2003 under the 2000 Scheme with an EPS growth performance condition attached (see page 57). The performance condition attached to these options was met at its first test and will be exercisable from 18 June 2006.
6. Granted in 2004 under the 2000 Scheme with an EPS growth performance condition attached (see page 57). These options are not exercisable as they are less than three years old.
7. Options held, granted or exercised under the Sharesave Scheme. As this is an all-employee share scheme, no performance conditions are attached.
8. No options were granted or lapsed during the year under the 2000 Scheme, the 1992 Scheme and the Sharesave Scheme.

The aggregate of the theoretical gain made by directors on the exercise of options during the year was £66,176 (2005 – £513,118). This is calculated by reference to the difference between the closing mid-market price of the shares on the date of the exercise and the exercise price of the options, disregarding whether such shares were sold or retained on exercise, and is stated before tax. The market price of the Company's ordinary shares at the close of business on 31 March 2006 was 571p and the range during the year to 31 March 2006 was 449.75p to 616.5p.

Directors' pension provision

Iain Ferguson is not a member of the Tate & Lyle Group Pension Scheme (Group Scheme) and accordingly accrues no pension benefit. Stanley Musesengwa is a member of the Group Scheme but for the year ended 31 March 2006 his pension benefit, as detailed in the table below, only relates to that part of his salary up to the UK statutory Earnings Cap (£105,600 per annum for the 2005/06 tax year). In accordance with the Company's policy, because Iain Ferguson and Stanley Musesengwa receive salary which is not pensionable on a tax approved basis, they are paid cash allowances in lieu of pension calculated as a percentage of base salary from which they make their own pension arrangements (the amounts paid during the year are included in 'Allowances' in the table on page 60).

In light of changes to the taxation of UK pension benefits effective from 6 April 2006, benefits accrued by Stanley Musesengwa in respect of service after that date are no longer subject to a cap on pensionable earnings. As a consequence, from 6 April 2006 the cash allowance in lieu of pension previously paid to him ceased. A cap will continue to apply to benefits accrued in respect of his service prior to 6 April 2006.

During the year, Simon Gifford elected to transfer his benefits out of the Group Scheme and, as a result, at 31 March 2006 he was no longer entitled to a benefit from the Group Scheme. The cash equivalent transfer value paid in respect of his benefits (excluding additional voluntary contributions) amounted to £3,716,000. For comparison purposes, the transfer value of his benefits in the Group Scheme at 1 April 2005 was £3,034,000.

The information below sets out the disclosures required under both the Listing Rules of the UK Listing Authority and Schedule 7A of the Companies Act 1985.

		Defined Benefit Schemes						
Director	Age at 31 March 2006	Accumulated total accrued pension at year-end[1] £000	Increase in accrued pension during the year[2] £000	Increase in accrued pension during the year (net of inflation)[3] £000	Transfer value of increase in accrued pension (net of inflation)[4] £000	Transfer value of accrued pension at start of year[5] £000	Transfer value of accrued pension at year-end[6] £000	Increase in transfer value for the year[7] £000
Stanley Musesengwa	53	22	4	4	60	260	360	100
Stuart Strathdee	54	193	22	17	311	2 730	3 449	719

1. The figure shown represents the amount of pension benefits, based on service, pensionable earnings and, where appropriate, transferred pension rights, which would have been preserved for each director had he left service on 31 March 2006.
2. For each director, the figure represents the difference between the accrued pension at 31 March 2006 and the corresponding pension a year earlier. No allowance is made for inflation.
3. For each director, the figure represents the difference between the accrued pension at 31 March 2006 and the corresponding pension a year earlier. The figures quoted include an adjustment for inflation in accordance with the Listing Rules of the UK Listing Authority.
4. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Faculty and Institute of Actuaries, of the inflation adjusted increase in the total accrued pension for the year.
5. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries, of the accumulated total accrued pension at 31 March 2005.
6. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries, of the accumulated total accrued pension at 31 March 2006.
7. The figures shown represent the increase in the transfer values from 31 March 2005 to 31 March 2006. The transfer values quoted have been calculated using the actuarial bases which applied at each reporting date.

Directors' interests in Tate & Lyle shares

	Ordinary shares	
	At 31 March 2006	At 1 April 2005
Richard Delbridge	**30 000**	30 000
Iain Ferguson[1]	**42 927**	5 000
Simon Gifford	**26 123**	76 589
Evert Henkes	**1 000**	–
Sir David Lees	**40 000**	35 000
Stanley Musesengwa[1]	**61 241**	39 051
Kai Nargolwala	**5 000**	–
Carole Piwnica	**6 612**	6 612
Stuart Strathdee[1]	**81 640**	73 086
Robert Walker	**–**	–
Dr Barry Zoumas	**1 000**	–

1. The number of shares shown as at 31 March 2006 for Iain Ferguson, Stanley Musesengwa and Stuart Strathdee include shares purchased during the year in relation to the Deferred Bonus Share Plan as detailed in the table on page 61.
2. All the above interests are beneficially held.
3. There were no changes in directors' interests in the period from 1 April 2006 to 24 May 2006.
4. No director had interests in any class of shares other than ordinary shares.
5. The Register of Directors' Interests, which is open to inspection, contains full details of directors' shareholdings and options to subscribe for shares.

Dilution

In order to satisfy options granted under the 1992 Executive Share Option Scheme (which was closed in July 2000) and the UK all-employee Sharesave Scheme, the Company issues new shares. In the ten-year period to 31 March 2006, awards made under the Company's share schemes represented 2.9% (2005 – 2.9%) of the Company's issued ordinary share capital, leaving an available dilution headroom of 7.1% (2005 – 7.1%).

Employee benefit trust

The Group has an employee benefit trust which is administered by an independent trustee and which holds ordinary shares in the Company to meet the various obligations under the Group's long-term incentive plans (granted since August 2000). The trust held 11,533,914 ordinary shares at 1 April 2005 and 9,028,813 ordinary shares at 31 March 2006.

Iain Ferguson, Simon Gifford, Stanley Musesengwa and Stuart Strathdee, together with all employees, are potential beneficiaries of the trust and are deemed to be interested in all the shares held in the trust.

On behalf of the Board
Robert Gibber
Company Secretary
24 May 2006

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF TATE & LYLE PLC

We have audited the Group financial statements of Tate & Lyle PLC for the year ended 31 March 2006 which comprise the Consolidated Income Statement, the Consolidated Statement of Recognised Income and Expense, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, and the Notes to the Consolidated Financial Statements. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Tate & Lyle PLC for the year ended 31 March 2006 and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you as to whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referred from the Business Review section of the Directors' Report. We also report to you if, in our opinion we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Chief Executive's Review, the Operating and Financial Review, the Remuneration Report and the Corporate Governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 March 2006 and of its loss and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
1 Embankment Place
London WC2N 6RH
24 May 2006

CONSOLIDATED INCOME STATEMENT

	Notes	Year to 31 March 2006 £m	2005 £m
Sales	5	**3 720**	3 339
Operating profit	6	**75**	229
Interest income	10	**45**	34
Finance expense	10	**(78)**	(58)
Profit before tax		**42**	205
Income tax expense	11	**(69)**	(55)
(Loss)/profit for the year		**(27)**	150
(Loss)/profit for the year attributable to:			
Equity holders of the Company		**(30)**	146
Minority interests		**3**	4
		(27)	150

		pence	pence
(Loss)/earnings per share attributable to the equity holders of the Company	12		
Basic		**(6.3)**	31.0
Diluted		**(6.3)**	30.6
Dividends per share	13		
Interim paid		**5.9**	5.7
Final proposed		**14.1**	13.7
		20.0	19.4

All activities relate to continuing operations.

Analysis of profit before tax		£m	£m
Profit before tax		**42**	205
Add back:			
Exceptional items	8	**248**	45
Amortisation of acquired intangible assets	14	**5**	4
Profit before tax, exceptional items and amortisation of acquired intangible assets		**295**	254

The notes on pages 71 to 123 form part of these Group financial statements.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Notes	Year to 31 March 2006 £m	2005 £m
Net exchange differences arising on consolidation		**23**	1
Employee post-employment benefits:			
– net actuarial gains/(losses) in post-employment benefit plans (note 28)		**40**	(19)
– deferred taxation recognised directly in equity		**(12)**	5
Net valuation losses on available-for-sale financial assets		**(1)**	–
Net loss on cash flow hedges		**(3)**	–
Net profit/(loss) recognised directly in equity	22	**47**	(13)
(Loss)/profit for the year		**(27)**	150
Total recognised income and expense for the year		**20**	137
Adoption of IAS32 and IAS39	41	**7**	–
		27	137
Attributable to:			
Equity holders of the parent		**24**	133
Minority interests		**3**	4
		27	137

The notes on pages 71 to 123 form part of these Group financial statements.

CONSOLIDATED BALANCE SHEET

	Notes	31 March 2006 £m	31 March 2005 £m
ASSETS			
Non-current assets			
Intangible assets	14	**263**	194
Property, plant and equipment	15	**1 209**	1 264
Investments in associates	16	**4**	3
Available-for-sale financial assets	17	**17**	–
Derivative financial instruments	18	**28**	–
Deferred tax assets	27	**7**	–
Trade and other receivables	20	**8**	13
Other non-current assets	41	**–**	16
		1 536	1 490
Current assets			
Inventories	19	**456**	372
Trade and other receivables	20	**482**	410
Current tax assets		**32**	8
Derivative financial instruments	18	**282**	–
Cash and cash equivalents	31	**158**	384
Current asset investments	41	**–**	1
		1 410	1 175
TOTAL ASSETS		**2 946**	2 665
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	21	**122**	124
Share premium	21	**400**	393
Other reserves	23	**56**	110
Retained earnings	22	**327**	324
		905	951
Minority interest	22	**35**	32
TOTAL SHAREHOLDERS' EQUITY	22	**940**	983
LIABILITIES			
Non-current liabilities			
Trade and other payables	25	**3**	8
Borrowings	26	**537**	788
Derivative financial instruments	18	**28**	–
Deferred tax liabilities	27	**60**	29
Retirement benefit obligations	28	**172**	244
Provisions for other liabilities and charges	29	**71**	89
		871	1 158
Current liabilities			
Trade and other payables	25	**382**	404
Current tax liabilities		**30**	23
Borrowings and bank overdrafts	26	**491**	68
Derivative financial instruments	18	**202**	–
Provisions for other liabilities and charges	29	**30**	29
		1 135	524
TOTAL LIABILITIES		**2 006**	1 682
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**2 946**	2 665

The Group financial statements were approved by the Board of Directors on 24 May 2006 and signed on its behalf by:

Sir David Lees, Iain Ferguson, Simon Gifford Directors

The notes on pages 71 to 123 form part of these Group financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	Notes	2006 £m	2005 £m
		Year to 31 March	
Cash flows from operating activities			
Profit before tax		**42**	205
Adjustments for:			
Depreciation and impairment of property, plant and equipment	15	**125**	127
Non-cash exceptional items	8	**248**	(10)
Amortisation of intangible assets	14	**8**	5
Share-based payments	24	**5**	4
Interest income	10	**(45)**	(34)
Finance expense	10	**78**	58
Change in working capital	30	**(211)**	(38)
Cash generated from operations		**250**	317
Interest paid		**(65)**	(42)
Income tax paid		**(98)**	(84)
Net cash generated from operating activities		**87**	191
Cash flows from investing activities			
Proceeds on disposal of property, plant and equipment		**4**	4
Proceeds on disposal of non-current asset investments		**–**	21
Proceeds on disposal of current asset investments		**–**	13
Interest received		**38**	21
Acquisitions of subsidiaries, net of cash and cash equivalents acquired		**(69)**	(73)
Purchases of property, plant and equipment		**(273)**	(141)
Purchases of intangible assets and other non-current assets		**(2)**	(1)
Net cash flows used in investing activities		**(302)**	(156)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		**16**	16
Increase in borrowings		**78**	258
Cash paid to acquire own shares		**–**	(6)
Dividends paid to minority shareholders of subsidiaries		**–**	(1)
Dividends paid to the Company's equity holders		**(93)**	(89)
Net cash flows from financing activities		**1**	178
Net (decrease)/increase in cash and cash equivalents		**(214)**	213
Cash and cash equivalents			
At beginning of year		**384**	157
Impact of IAS32/39 adoption	41	**(9)**	–
Restated		**375**	157
Effect of changes in foreign exchange rates		**(3)**	14
Net (decrease)/increase in cash and cash equivalents		**(214)**	213
At end of year	31	**158**	384

The notes on pages 71 to 123 form part of these Group financial statements.

1 Presentation of financial statements

General information

The principal activities of Tate & Lyle PLC are the development, manufacture and marketing of food and industrial ingredients that have been made from renewable resources. The Group operates more than 65 production facilities in 29 countries, and in numerous partnerships and joint ventures, located predominantly in Europe, the Americas and in South East Asia.

The Company is a public limited company incorporated and domiciled in the United Kingdom. The Company has its primary listing on the London Stock Exchange.

Basis of preparation

These consolidated financial statements are presented for the first time on the basis of International Financial Reporting Standards ('IFRS') adopted by the European Union and have been prepared in accordance with the Listing Rules of the UK Financial Services Authority, and the Companies Act 1985, as applicable to companies reporting under IFRS.

Until 31 March 2005 the consolidated financial statements of the Group had been prepared in accordance with the Companies Act 1985 and applicable United Kingdom Accounting Standards ('UK GAAP'). UK GAAP differs in certain respects from IFRS. When preparing the Group's consolidated financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS. To explain how the Group's reported financial performance and position are affected by these changes, restatements and explanations are included in notes 40 and 41.

With the exception of the adoption on 1 April 2005 of IAS32 *Financial Instruments: Disclosure and Presentation* and IAS39 *Financial Instruments: Recognition and Measurement*, the consolidated comparative information in respect of the year to 31 March 2005 has also been restated to reflect these adjustments. The effects of the adoption of IAS32 and IAS39 on the Group's equity as at 1 April 2005 are described in note 41. The accounting policies summarised in note 2 have been applied in the preparation of these consolidated financial statements in all periods presented except where noted below.

The following IFRSs, International Financial Reporting and Interpretations Committee ('IFRICs') requirements and amendments thereto have been adopted earlier than required:

- December 2004 amendment to IAS19 *Employee Benefits* permitting the recognition of actuarial gains and losses directly in equity (from 1 April 2004);
- April 2005 amendment to IAS39 *Financial Instruments: Recognition and Measurement* concerning cash flow hedges of forecast intra-group transactions (from 1 April 2005);
- June 2005 amendment to IAS39 *Financial Instruments: Recognition and Measurement* concerning the fair value option (from 1 April 2005).

These consolidated financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments and commodities.

These consolidated financial statements are presented in pounds sterling which is the Group's presentation currency.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity and areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

The following IFRSs and IFRICs have been issued but have not been early adopted by the Group:

- IFRIC4 *Determining whether an arrangement contains a lease* (effective from 1 April 2006) requires the determination of whether an arrangement contains a lease. The adoption is expected to result in the recognition of additional property, plant and equipment and the related payables. The impact on the Group's financial statements is still under review.
- IFRIC7 *Applying the restatement approach* (effective from 1 April 2006) provides guidance on hyperinflation accounting. The adoption is not expected to have a material impact on the Group's financial statements.
- IFRS7 *Financial instruments: Disclosures* (effective from 1 April 2007) introduces new disclosures for financial instruments. It replaces requirements in IAS32 *Financial instruments: Disclosure and Presentation* and will introduce additional disclosures in the Group's financial statements for the year ended 31 March 2007.

The parent company, Tate & Lyle PLC has not adopted IFRS as its statutory reporting basis. Audited financial statements for the parent company, prepared in accordance with UK GAAP, are set out on pages 124 to 132.

2 Group accounting policies

Basis of consolidation

(a) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights and taking into account the existence of potential voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The recognised identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the identifiable assets, liabilities and contingent liabilities recognised. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All inter-company transactions and balances between Group entities are eliminated on consolidation.

(b) Joint ventures

An entity is regarded as a joint venture if the Group has joint control over its operating and financial policies. The Group's interests in jointly controlled entities are accounted for by proportionate consolidation, whereby the Group's share of the joint ventures' income and expenses, assets and liabilities and cash flows are combined on a line-by-line basis with similar items in the Group's financial statements. Where necessary, adjustments are made to the financial statements of joint ventures to bring the accounting policies used into line with those used by the Group. The Group recognises the portion of gains or losses on the sale of assets to the joint venture that is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the Group's purchase of assets from the joint venture until it resells the assets to an external entity.

(c) Associates

An entity is regarded as an associate if the Group has significant influence, but not control, over its operating and financial policies. Significant influence generally exists where the Group holds more than 20% and less than 50% of the shareholders' voting rights. Associates are accounted for under the equity method whereby the Group's income statement includes its share of their profits and losses and the Group's balance sheet includes its share of their net assets. Where necessary, adjustments are made to the financial statements of associates to bring the accounting policies used into line with those used by the Group. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in pounds sterling, which is its presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(c) Group entities

From 1 April 2004, the results and financial position of all the Group's entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities, including goodwill and fair value adjustments for each balance sheet presented, are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates as a reasonable approximation to the rates prevailing on the transaction dates; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

Prior to 1 April 2004, exchange differences were recognised in retained earnings.

2 Group accounting policies (continued)

On consolidation exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity.

When a foreign operation is sold, such exchange differences that have accumulated since 1 April 2004 are recognised in the income statement as part of the gain or loss on sale.

Property, plant and equipment

Land and buildings comprise mainly manufacturing sites and administrative facilities. Certain items of land and buildings are carried at amounts based upon valuations recognised in accordance with UK GAAP prior to the Group's adoption of IFRS.

All other property, plant and equipment is stated at historical cost less depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance expenditures are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost or revalued amount of each asset to its residual value over its useful economic life as follows:

Freehold land:	No depreciation
Freehold buildings:	20 to 50 years
Leasehold property:	Period of the lease
Bulk liquid storage tanks:	12 to 20 years
Plant and machinery:	3 to 28 years

The assets' residual values and useful lives are reviewed at each balance sheet date and adjusted if appropriate. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater that its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Borrowing costs directly attributable to the construction of property, plant and equipment are capitalised as part of the cost of those assets.

Leased assets

Leases of property, plant and equipment where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets held under finance leases are capitalised at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding leasing commitments, net of finance charges, are included in liabilities.

Leasing payments are analysed between capital and interest components so that the interest element is charged to the income statement over the period of the lease at a constant periodic rate of interest on the remaining balance of the liability outstanding.

Depreciation on assets held under finance leases is charged to the income statement.

All other leases are treated as operating leases with annual rentals charged to the income statement, net of any incentives granted to the lessee, over the term of the lease.

Intangible assets

(a) Goodwill

Goodwill is calculated as the difference between the fair value of the consideration exchanged, including directly attributable acquisition costs, and the net fair values of the identifiable assets and liabilities acquired and is capitalised. Goodwill is tested for impairment annually and whenever there is an indication of impairment and is carried at cost less accumulated impairment losses.

Where the acquired interest in the net fair value of the identifiable assets and liabilities exceeds the cost of the business combination, the excess is recognised immediately in the income statement.

Contingent receipts represent amounts receivable under the terms of the 2004 realignment of the Sucralose business and are deducted from the related goodwill. When such goodwill is eliminated, receipts are recognised in the income statement.

Gains and losses on the disposal of a business component include the carrying amount of goodwill relating to the entity sold.

2 Group accounting policies (continued)

(b) Patents and other intellectual property

Patents and other intellectual property are shown at historical cost less accumulated amortisation and impairment losses. Where the assets are acquired as part of a business combination, historical cost is based on their fair values as at the date of the combination. Amortisation of the assets is recognised on a straight-line basis over the period of their expected benefit.

(c) Other acquired intangible assets

Other acquired intangible assets are intangible assets arising on consolidation of acquired businesses and include brands, recipes, customer relationships and supplier networks. Amortisation of the assets is recognised on a straight-line basis over the period of their expected benefit.

(d) Other intangible assets

Other intangible assets mainly includes certain development expenditure and software costs. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when the IAS38 recognition criteria are met. Capitalised development costs are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit. Research and other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Impairment

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets other than goodwill are grouped at the lowest levels for which there are separately identifiable cash inflows. Goodwill is allocated to units representing the lowest level at which goodwill is monitored by the Group's Board of Directors for internal management purposes. Further details are given in note 3.

Financial instruments

As explained in note 1, the Group adopted IAS32 and IAS39 for the year ended 31 March 2006 onwards and elected not to restate comparative information. The accounting policies applied to the Group's financial instruments from 1 April 2005 are set out below. Prior to adoption of IAS32 and IAS39 Financial Instruments were accounted for under UK GAAP. The accounting policy previously applied under UK GAAP is set out in note 41 which explains the impacts of the adoption of IAS32 and IAS39 on the Group's equity as at 1 April 2005.

(a) Available-for-sale financial assets

Equity instruments held by the Group and designated as available-for-sale are carried at fair value, with movements in fair value recognised directly in equity.

(b) Loans and receivables

Non-current receivables and loans granted are carried at amortised cost less provisions for impairment. Movements in carrying value are recognised in the income statement.

(c) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(d) Commodity trading instruments

Commodity instruments acquired for trading purposes are carried at fair value. Movements in fair value are recognised in the income statement.

(e) Commodity and treasury hedging instruments

Under IAS39, hedging relationships are categorised by type and must meet strict criteria to qualify for hedge accounting.

(i) Cash flow hedges

Hedges of firm commitments and highly probable forecast transactions, including forecast intra-group transactions that are expected to affect consolidated profit or loss, are designated as cash flow hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the hedging reserve in equity until the period during which the hedged forecast transaction affects profit or loss, at which point the cumulative gain or loss is recognised in the income statement, offsetting the value of the hedged transaction.

2 Group accounting policies (continued)

(ii) Fair value hedges

Hedges against the movement in fair value of recognised assets and liabilities are designated as fair value hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the income statement by offset against the hedged transaction.

(iii) Hedges of net investments

Hedges of a net investment in a foreign operation are designated as net investment hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the translation reserve until the period during which a foreign operation is disposed of or partially disposed of, at which point the cumulative gain or loss is recognised in profit or loss, offsetting the cumulative difference recognised on the translation of the net investment.

Hedge accounting is discontinued at the point when the hedging instrument no longer qualifies for hedge accounting. In the case of cash flow hedging relationships, the cumulative movement in the fair value of the hedging instrument previously recognised in equity up to that point is retained there until the forecast transaction affects profit or loss, unless the hedged transaction is no longer expected to occur, in which case the cumulative movement in fair value is transferred to profit or loss immediately. Movements in the fair value of hedging instruments where the instrument failed to meet the IAS39 hedge accounting criteria or where the movement represents the ineffective portion of a qualifying hedging relationship are recognised in the income statement immediately as other income and expense or net finance expense, as appropriate.

(f) Embedded derivatives

Where an embedded derivative is not closely related to the host contract and where the host contract itself is not already recognised at fair value, movements in the fair value of the embedded derivative are separated from the associated transaction and, except where the embedded derivative is designated as a cash flow hedging instrument, recognised in the income statement.

(g) Fair valuation

Fair values are based on market values where they are available. For unlisted securities the Group establishes fair value using valuation techniques. These include the use of recent arm's length transactions, reference to other similar instruments and discounted cash flow analysis.

Inventories

Except for those items noted below, inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the 'first in – first out' or weighted average cost methods, appropriate to the materials and production processes involved. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Certain items of merchandisable agricultural commodities are stated at market value, in line with regional industry accounting practices.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts which are not considered to be borrowings in nature.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital and holds that share either directly as treasury shares or indirectly within an ESOP trust, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders. These shares are used to satisfy share options granted to employees under the Group's share option schemes. The trustee purchases the Company's shares on the open market using loans made by the Company or other loans guaranteed by the Company.

Provisions

Provisions for liabilities and charges are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably measured. If the effect is material, provisions are measured using expected future cash flows discounted at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Provisions are not recognised for future operating losses. A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

2 Group accounting policies (continued)

Income taxes

The charge for current tax is based on the results for the year as adjusted for items which are non-taxable or disallowed. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated using the enacted or substantively enacted rates that are expected to apply when the asset or liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Employee benefits

(a) Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The amounts recognised in the balance sheet in respect of defined benefit pension plans are the difference between the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for actuarial gains or losses and past service costs charged or credited to equity. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period. The Group has elected to apply the 2004 amendment to IAS19, *Employee Benefits*, with effect from 1 April 2004. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity immediately.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Other post-employment obligations

Some Group companies provide post-employment healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity immediately. These obligations are valued annually by independent qualified actuaries.

2 **Group accounting policies** (continued)

(c) Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans. The fair value of employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, earnings targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, for options granted with non-market vesting conditions, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

Revenue recognition

(a) Sales of goods and services

Sales comprise the amount receivable in the ordinary course of business, net of value added and sales taxes, for goods and services provided. Sales are recognised at the point or points at which the Group has performed its obligations in connection with the contractual terms of the sales agreement, and in exchange obtains the right to consideration.

(b) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method.

(c) Dividend income

Dividend income is recognised when the right to receive payment is established.

Dividend distribution

A dividend distribution to the Company's equity holders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders or, in the case of interim dividends, by the Board of Directors.

Exceptional items

Exceptional items comprise items of income and expense that are material in amount and unlikely to recur and which merit separate disclosure in order to provide an understanding of the Group's underlying financial performance. Examples of events giving rise to the disclosure of material items of income and expense as exceptional items include, but are not limited to, impairment events, disposals of operations or individual assets, litigation claims by or against the Group and the restructuring of components of the Group's operations.

3 Critical accounting estimates and judgements

In order to prepare these consolidated financial statements in accordance with the accounting policies set out in note 2, management has used estimates and judgements to establish the amounts at which certain items are recorded. Critical accounting estimates and judgements are those which have the greatest impact on the financial statements and require the most difficult, subjective and complex judgements about matters that are inherently uncertain. Estimates are based on factors including historical experience and expectations of future events that management believe to be reasonable. However given the judgemental nature of such estimates, actual results could be different from the assumptions used. The critical accounting policies are set out below:

Impairment of assets

Asset impairments have the potential to significantly impact income. In order to determine whether impairments are required the Group estimates the recoverable amount of the asset. This calculation is usually based on projecting future cash flows over a five-year period and using a terminal value to incorporate expectations of growth thereafter. A discount factor is applied to obtain a current value ('value in use'). The 'fair value less costs to sell' of an asset is used if this results in an amount in excess of 'value in use'.

Estimated future cash flows for impairment calculations are based on management's expectations of future volumes and margins based on plans and best estimates of the productivity of the assets in their current condition. Future cash flows therefore exclude benefits from major expansion projects requiring future capital expenditure where that expenditure has not been approved at the balance sheet date.

Future cash flows are discounted using a discount rate based on the Group's weighted average cost of capital, adjusted if appropriate for circumstances specific to the asset being tested. The weighted average cost of capital is impacted by estimates of interest rates, equity returns and market and country related risks. The Group's weighted average cost of capital is reviewed on an annual basis.

Retirement benefits

Among the range of retirement benefits provided in businesses around the Group are a number of defined benefit pension plans and an unfunded healthcare benefit scheme in the United States. The amounts recorded in the financial statements for both of these types of arrangement are based on a number of assumptions, changes to which could have a material impact on the reported amounts.

Any net deficit or surplus arising on defined benefit plans and the liability under the healthcare plan is shown in the balance sheet. The amount recorded is the difference between plan assets and liabilities at the balance sheet date. Plan assets are based on market value at that date. Plan liabilities, including healthcare liabilities, are based on actuarial estimates of the present value of future pension or other benefits that will be payable to members. The most sensitive assumptions involved in calculating the expected liabilities are mortality rates and the discount rate used to calculate the present value. The main financial assumption is the real discount rate, being the excess of the discount rate over the rate of inflation. If this assumption changed by 0.1%, the gross plan liabilities would change by approximately £18 million.

The income statement generally comprises a regular charge to operating profit and a finance charge which represents the net of expected income from plan assets and an interest charge on plan liabilities. These calculations are based on expected outcomes at the start of the financial year. The income statement is most sensitive to changes in expected returns from plan assets and the discount rate used to calculate the interest charge on plan liabilities. A 0.1% change in the assumption of the real discount rate would change the finance expense by approximately £0.4 million.

Full details of these assumptions, which are based on advice from the Group's actuaries, are set out in note 28.

Provisions

The Group recognises a provision where a legal or constructive obligation exists at the balance sheet date and a reliable estimate can be made of the likely outcome. Where appropriate, future cash outflows that are expected to arise over a number of years are discounted to a present value using a relevant discount rate.

At the balance sheet date provisions included amounts for insurance claims payable by the Group's reinsurance company, legal matters, employee termination costs and amounts payable under the deferred consideration clauses of the realignment of the Sucralose business in April 2004.

Although provisions are reviewed on a regular basis and adjusted for management's best current estimates the judgemental nature of these items means that future amounts settled may be different from those provided.

Taxation

The Group operates in a large number of tax jurisdictions around the world. Tax regulations generally are complex and in some jurisdictions agreeing tax liabilities with local tax authorities can take several years. Consequently at the balance sheet date tax liabilities and assets are based on management's best estimate of the future amounts that will be settled. While the Group aims to ensure that the estimates recorded are accurate, the actual amounts could be different from those expected. Deferred tax assets mainly represent past tax losses that the Group expects to recover at some time in the future and by their nature the amounts recorded are therefore dependent on management's judgement about future events.

4 Segment information

Primary format – business segments

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. On 2 June 2005 the Group announced a change to the basis on which divisional performance is reported to reflect its evolving strategy. These divisions are the basis on which the Group reports its primary segment information, as set out below.

The segment results for the year to 31 March 2006 are as follows:

	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia £m	Sugars, Europe £m	Group £m
Sales						
Total sales	1 133	759	142	273	1 559	3 866
Inter-segment sales	(6)	(40)	–	–	(100)	(146)
External sales	1 127	719	142	273	1 459	3 720
Operating profit						
Before exceptional items and amortisation of acquired intangible assets	125	46	68	27	62	328
Exceptional items	14	(263)	–	1	–	(248)
Amortisation of acquired intangible assets	(1)	–	(4)	–	–	(5)
Operating profit	138	(217)	64	28	62	75
Net finance expense						(33)
Profit before tax						42
Segment assets	911	570	250	208	770	2 709
Unallocated assets:						
– current tax assets						32
– deferred tax assets						7
– debt related derivative assets						40
– cash and cash equivalents						158
Total assets						2 946
Segment liabilities	237	142	78	83	320	860
Unallocated liabilities:						
– corporate borrowings						1 028
– debt related derivative liabilities						28
– current tax liabilities						30
– deferred tax liabilities						60
Total liabilities						2 006
Other segment items						
Net operating assets	674	428	172	125	450	1 849
Capital investments (note a)	112	90	126	12	22	362
Depreciation (note 15)	42	47	11	7	18	125
Amortisation of intangible assets (note 14)	1	2	4	–	1	8
Other non-cash items	2	2	–	–	2	6

(a) Capital investments comprise capital expenditure on property, plant and equipment, intangible assets and investments. These items include amounts arising on acquisition of businesses.

4 Segment information (continued)

The segment results for the year to 31 March 2005, which do not include the effects of the adoption of IAS32 and IAS39, are as follows:

	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia £m	Sugars, Europe £m	Group £m
Sales						
Total sales	1 039	802	115	237	1 257	3 450
Inter-segment sales	(2)	(41)	–	–	(68)	(111)
External sales	1 037	761	115	237	1 189	3 339
Operating profit						
Before exceptional items and amortisation of acquired intangible assets	96	44	46	20	72	278
Exceptional items	(55)	(4)	–	16	(2)	(45)
Amortisation of acquired intangible assets	–	–	(4)	–	–	(4)
Operating profit	41	40	42	36	70	229
Net finance expense						(24)
Profit before tax						205
Segment assets	741	745	139	162	485	2 272
Unallocated assets:						
– current asset investments						1
– current tax assets						8
– cash and cash equivalents						384
Total assets						2 665
Segment liabilities	249	181	73	82	189	774
Unallocated liabilities:						
– corporate borrowings						856
– current tax liabilities						23
– *deferred tax liabilities*						29
Total liabilities						1 682
Other segment items						
Net operating assets	492	564	66	80	296	1 498
Capital investments (note a)	55	40	132	6	15	248
Depreciation and other impairment losses (note 15)	41	44	11	9	22	127
Amortisation of intangible assets (note 14)	–	1	4	–	–	5
Other non-cash items	2	–	–	1	2	5

(a) Capital investments comprise capital expenditure on property, plant and equipment, intangible assets and investments. These items include amounts arising on acquisition of businesses.

Secondary format – geographical segments

The Group's operations are based in four main geographical areas. The United Kingdom is the home country of the parent. The main operations in the principal territories are as follows:

Year to 31 March	External sales		Segment assets		Capital investments	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
United Kingdom	**666**	667	**716**	543	**15**	19
Other European countries	**862**	797	**638**	733	**95**	36
North America	**1 478**	1 333	**1 147**	880	**164**	178
Rest of the world	**714**	542	**208**	116	**88**	15
Total	**3 720**	3 339	**2 709**	2 272	**362**	248
Unallocated assets	**–**	–	**237**	393	**–**	–
	3 720	3 339	**2 946**	2 665	**362**	248

5 Sales

Analysis of sales by category:

	Year to 31 March 2006 £m	2005 £m
Sales of goods and services (excluding share of joint ventures' sales)	**3 348**	3 001
Share of sales of joint ventures (note 16)	**372**	338
	3 720	3 339

6 Operating profit

	Year to 31 March 2006 £m	2005 £m
External sales	**3 720**	3 339
Staff costs (note 9)	**295**	271
Inventories:		
– cost of inventories recognised as an expense (included in cost of sales)	**2 171**	1 980
– impairment of inventory recognised in the year	**3**	2
– reversal of part of inventory write down recognised in prior year	**–**	(1)
Depreciation and impairment of property, plant and equipment (note 15):		
– owned assets	**125**	127
Amortisation of intangible assets (note 14):		
– intangible assets arising on acquisition of businesses	**5**	4
– other intangible assets	**3**	1
Repairs and maintenance expenditure on property, plant and equipment	**86**	89
Operating lease rentals:		
– property	**21**	14
– plant and machinery	**12**	12
Research and development expenditure	**21**	20
Impairment of trade receivables (note 20)	**1**	1
Exceptional items (note 8)	**248**	45
Other operating income and expenses	**654**	545
Total	**3 645**	3 110
Operating profit	**75**	229

7 Auditors' remuneration

During the year the Group (including its overseas subsidiaries) obtained the following services from the Group's auditor at costs as detailed below:

	Year to 31 March 2006 £m	2005 £m
Audit and audit-related services		
Statutory audit fee and expenses	**2.0**	1.8
Audit-related – IFRS	**0.1**	0.4
Audit-related – US bond offering	**–**	0.1
Audit-related services – other	**0.1**	–
Non-audit services		
Tax services – compliance	**0.1**	0.1
Total auditors' remuneration	**2.3**	2.4

8 Exceptional items

Exceptional items are as follows:

	Year to 31 March 2006 £m	2005 £m
Impairment losses (a)	**(272)**	–
US healthcare benefit curtailment (b)	**24**	–
Losses related to settlement of litigation claims (c)	**–**	(55)
Net gains on disposal of operations and assets (d)	**–**	10
Total exceptional items	**(248)**	(45)

(a) The current year impairment losses comprise two items: a £263 million impairment of property, plant and equipment in Food & Industrial Ingredients, Europe arising from the expected impact of the new EU sugar regime regulations, as explained in the Chief Executive's Review and note 15; and a £9 million impairment of property, plant and equipment in the UK Citric Acid business, reported as part of the Food & Industrial Ingredients, Americas division, as explained in note 15.

(b) An exceptional credit of £24 million arises from a change in benefits provided to certain members of the Group's US Healthcare Scheme following changes to US government healthcare provisions.

(c) Prior year amounts represent costs relating to the settlement of the High Fructose Corn Syrup class action lawsuit in the United States.

(d) Prior year amounts comprise a credit of £16 million relating to the settlement of the balance due on a loan note issued to the purchaser of Western Sugar offset by net losses on disposal of operations and assets of £6 million.

The tax impact on net exceptional items was a £19 million credit (2005 – £16 million). Tax credits on exceptional items are only recognised to the extent that losses created are expected to be recoverable in the future.

Exceptional items include £1 million (2005 – £nil million) attributable to minority interests.

9 Staff costs

Staff costs for the Group during the year:

	Year to 31 March 2006 £m	2005 £m
Wages and salaries	**240**	218
Social security costs	**30**	28
Other pension costs		
– defined benefit schemes	**18**	19
– defined contribution schemes	**1**	1
– retirement healthcare benefits	**1**	1
Share-based payments	**5**	4
	295	271

The average number of people employed by the Group, excluding associates' employees and including a proportionate share of people employed by joint ventures, is set out in the table below. In accordance with the Companies Act 1985, this includes part-time employees:

By business segment	Year to 31 March 2006	2005
Food & Industrial Ingredients, Americas	**2 592**	2 454
Food & Industrial Ingredients, Europe	**2 952**	2 885
Sucralose	**243**	192
Sugars, Americas & Asia	**1 645**	1 621
Sugars, Europe	**1 699**	1 717
	9 131	8 869

The number of people employed by the Group at 31 March 2006 was 9,349 (2005 – 9,003).

9 Staff costs (continued)

Key management compensation

	Year to 31 March	
	2006 £m	2005 £m
Salaries and short-term employee benefits	**4**	4
Post-employment benefits	**1**	1
Share-based payments	**1**	1
	6	6

Key management include the Company's board of directors, details of whose remuneration are given in the Directors' Remuneration Report on pages 54 to 64, the Company Secretary and the Group Human Resources director.

10 Interest income and finance expense

	Year to 31 March	
	2006 £m	2005 £m
Interest income		
Interest receivable	**45**	34
Finance expense		
Interest payable on bank borrowings	**(2)**	(4)
Interest payable on other borrowings	**(71)**	(49)
Net finance cost arising on defined benefit retirement schemes:		
– interest cost	**(68)**	(66)
– expected return on plan assets	**65**	63
Unwinding of discounts in provisions	**(2)**	(2)
Total finance expense	**(78)**	(58)
Net finance expense	**(33)**	(24)

Finance expense is shown net of borrowing costs capitalised into the cost of assets of £4 million (2005 – £1 million) at a capitalisation rate of 4.3% (2005 – 3.5%).

Interest payable on other borrowings includes £0.2 million (2005 – not applicable) dividends in respect of the Group's 6.5% Cumulative Preference Shares.

11 Income tax expense

Analysis of charge for the year:

	Year to 31 March	
	2006 £m	2005 £m
Current tax:		
– UK	**18**	(10)
– overseas	**53**	59
	71	49
Deferred tax (note 27)	**(2)**	6
Total income tax expense	**69**	55

11 Income tax expense (continued)

Tax on items recognised directly in equity (note 27):

	Year to 31 March 2006 £m	2005 £m
Deferred tax (credit)/charge on share-based payments	**(2)**	2
Deferred tax charge/(credit) on actuarial gain	**12**	(5)
	10	(3)

The effective tax rate for the year, calculated on the basis of the total income tax expense as a proportion of profit before tax, is 164.3% (2005 – 26.8%). This compares with the standard rate of corporation tax in the United Kingdom of 30% (2005 – 30%) as follows:

	Year to 31 March 2006 £m	2005 £m
Profit before tax	**42**	205
Corporation tax charge thereon at 30% (2005 – 30%)	**13**	62
Adjusted for the effects of:		
– Expenses not deductible for tax purposes	**–**	6
– Losses not recognised	**71**	(12)
– Adjustments to tax charged in respect of previous periods	**(10)**	9
– Different tax rates applied on overseas earnings	**(5)**	(10)
Income tax expense for the year	**69**	55

The effective rate of tax on profit before exceptional items and amortisation was 30.2% (2005 – 28.4%).

12 Earnings per share

Basic

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as ESOP shares.

	Year to 31 March 2006	2005
(Loss)/profit attributable to equity shareholders of the Company (£million)	**(30)**	146
Weighted average number of ordinary shares in issue (millions)	**476.7**	471.7
Basic (loss)/earnings per share	**(6.3)p**	31.0p

Diluted

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. Potential dilutive ordinary shares arise from share options. For these, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year to 31 March 2006	2005
(Loss)/profit attributable to equity shareholders of the Company (£million)	**(30)**	146
Weighted average number of ordinary shares in issue (millions)	**476.7**	471.7
Adjustments for dilutive effect of share options (millions) (note a)	**–**	4.8
Weighted average number of ordinary shares for diluted earnings per share (millions)	**476.7**	476.5
Diluted (loss)/earnings per share	**(6.3)p**	30.6p

(a) The adjustment for the dilutive effect of share options in the year to 31 March 2006 has not been reflected in the calculation of the diluted loss per share as the effect would be anti-dilutive.

12 Earnings per share (continued)

Adjusted earnings per share

Adjusted (loss)/earnings per share is stated excluding exceptional items and amortisation of acquired intangible assets as follows:

	Year to 31 March 2006	Year to 31 March 2005
(Loss)/profit attributable to equity shareholders of the Company (£million)	**(30)**	146
Adjustments:		
– exceptional items (note 8)	**248**	45
– exceptional items attributable to minority interests	**(1)**	–
– amortisation of acquired intangible assets	**5**	4
– tax effect of the above adjustments	**(20)**	(17)
Adjusted profit (£million)	**202**	178

Adjusted basic earnings per share

	2006	2005
Weighted average number of ordinary shares in issue (millions)	**476.7**	471.7
Adjusted basic earnings per share	**42.4p**	37.7p

Adjusted diluted earnings per share

	2006	2005
Weighted average number of ordinary shares for diluted earnings per share (millions)	**484.3**	476.5
Adjusted diluted earnings per share	**41.7p**	37.4p

13 Dividends

	Year to 31 March 2006	Year to 31 March 2005
Dividends paid on ordinary equity shares:		
– Final paid (£million)	**65**	62
– Interim paid (£million)	**28**	27
Total dividend paid (£million)	**93**	89
The total ordinary dividend is 20.0p (2005 – 19.4p) made up as follows:		
– Interim dividend paid	**5.9p**	5.7p
– Final dividend proposed	**14.1p**	13.7p
	20.0p	19.4p

The final dividend proposed for the year, which has not been recognised as a liability, will be paid subject to approval by shareholders at the Company's Annual General Meeting on 19 July 2006 to shareholders who are on the register of members on 30 June 2006.

14 Intangible assets

	Goodwill Note (b) £m	Patents £m	Other acquired intangible assets £m	Other intangible assets £m	Total £m
Cost					
At 1 April 2005	154	32	–	28	214
Businesses acquired (note 35)	26	–	48	–	74
Additions at cost	–	–	–	4	4
Adjustments to goodwill (note a)	(8)	–	–	–	(8)
Exchange differences	7	–	–	–	7
At 31 March 2006	**179**	**32**	**48**	**32**	**291**
Accumulated amortisation and impairments					
At 1 April 2005	–	4	–	16	20
Amortisation charge for the year	–	4	1	3	8
At 31 March 2006	**–**	**8**	**1**	**19**	**28**
Net book value at 31 March 2006	**179**	**24**	**47**	**13**	**263**
Cost					
At 1 April 2004	144	–	–	27	171
Businesses acquired	17	32	–	–	49
Additions at cost	–	–	–	1	1
Adjustments to goodwill (note a)	(6)	–	–	–	(6)
Exchange differences	(1)	–	–	–	(1)
At 31 March 2005	154	32	–	28	214
Accumulated amortisation and impairments					
At 1 April 2004	–	–	–	15	15
Amortisation charge for the year	–	4	–	1	5
At 31 March 2005	–	4	–	16	20
Net book value at 31 March 2005	154	28	–	12	194

(a) Adjustments to goodwill include amounts arising under the realignment of the Sucralose business on 2 April 2004 (the 'realignment'). Under the terms of the realignment, deferred consideration is payable to McNeil Nutritionals ('McNeil') based on the achievement of certain minimum targets in respect of sales of Sucralose made by the Group (see note 29). Expected future payments were provided for at the time of the realignment and any changes to the Group's estimates of the deferred consideration are adjusted to goodwill. Another feature of the realignment is that the Group receives amounts from the vendor, McNeil, based on sales of Sucralose tabletop products made by McNeil for ten years from the date of the realignment. These receipts are treated as contingent assets, only recognised in the periods in which they are earned, and are shown as a deduction from goodwill. On elimination of goodwill the receipts are recognised in the income statement.

14 Intangible assets (continued)

(b) The carrying amounts of goodwill by business segment are as follows:

	As at 31 March	
	2006 £m	2005 £m
Food & Industrial Ingredients, Americas	**73**	57
Food & Industrial Ingredients, Europe	**102**	87
Sucralose	**–**	8
Sugars, Europe	**4**	2
	179	154

Goodwill is tested for impairment annually and whenever there is an indication of impairment. Unless otherwise stated, impairment reviews are carried out in accordance with the methodology set out in notes 2 and 3.

Food & Industrial Ingredients, Americas goodwill of £73 million includes £53 million relating to the Staley acquisition, which is treated as one cash generating unit ('CGU') for impairment testing purposes, as the business is managed as one entity and it is therefore not appropriate to allocate goodwill to individual plants. Cash flows used were based on the latest approved plans for five years discounted at 12%. No impairment is required.

Goodwill in the Food & Industrial Ingredients, Europe division of £102 million includes £90 million relating to the acquisition in 2000, of the minority of 34% of shares of the former Amylum business. Although cash flows have been identified for individual plants for the purposes of assessing the recoverable amounts of property, plant and equipment (as described in note 15) the business is managed as a network, with a large amount of interdependency between plants and centralised decision making. Consequently goodwill is monitored at a divisional level and allocated to a group of plant CGUs for the purposes of impairment testing. As a result of the proposed changes to the EU Sugar Regime, described in the Chief Executive's Review, management has concluded that in certain markets the business is unlikely to be able to generate sufficient returns to cover its cost of capital. As required by IAS36 the property, plant and equipment has been reviewed first, resulting in an impairment charge of £263 million as described in note 15. Subsequently, the goodwill has been tested for impairment and the recoverable amount has been estimated based on the assets remaining after the impairment to property, plant and equipment. Recoverable amount was based on value in use, which was calculated based on estimated future cash flows using management internal forecasts of future margins (excluding the impact of any major initiatives) for the next five years. The discount rate used was 11% and zero growth was assumed in perpetuity due to the regulated nature of the market. As a result of this review management has concluded that the recoverable amount on a value in use basis of the group of plant CGUs is greater than the remaining net book value of goodwill and assets and consequently no impairment is required.

The remaining goodwill relates to a number of smaller acquisitions, each of which has been tested for impairment using management projections for five years and discount rates in the range of 10% to 12%. During the year goodwill of £12 million has been recognised on the acquisition of Cesalpinia Foods, part of Food & Industrial Ingredients, Europe and £12 million on the acquisition of Continental Custom Ingredients, part of Food & Industrial Ingredients, Americas (as described in note 35). No impairment losses were identified in respect of these businesses.

15 Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Total £m
Cost or valuation				
At 1 April 2005	526	2 078	97	2 701
Businesses acquired (note 35)	8	4	1	13
Additions at cost	6	35	235	276
Transfers on completion	9	93	(102)	–
Disposals	(4)	(27)	–	(31)
Exchange differences	36	112	5	153
At 31 March 2006	**581**	**2 295**	**236**	**3 112**
Accumulated depreciation and impairments				
At 1 April 2005	195	1 242	–	1 437
Depreciation charge for the year	17	108	–	125
Impairment losses for the year	65	196	11	272
Disposals	(3)	(26)	–	(29)
Exchange differences	16	82	–	98
At 31 March 2006	**290**	**1 602**	**11**	**1 903**
Net book value at 31 March 2006	**291**	**693**	**225**	**1 209**

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Total £m
Cost or valuation				
At 1 April 2004	495	1 963	94	2 552
Businesses acquired	8	48	1	57
Additions at cost	6	25	117	148
Transfers on completion	20	95	(115)	–
Disposals	(3)	(52)	–	(55)
Exchange differences	–	(1)	–	(1)
At 31 March 2005	526	2 078	97	2 701
Accumulated depreciation and impairments				
At 1 April 2004	181	1 174	–	1 355
Depreciation charge for the year	16	109	–	125
Impairment losses for the year	–	2	–	2
Disposals	(2)	(42)	–	(44)
Exchange differences	–	(1)	–	(1)
At 31 March 2005	195	1 242	–	1 437
Net book value at 31 March 2005	331	836	97	1 264

Impairment losses

It is the Group's policy to test assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. As a result of the forthcoming changes to the EU sugar regime, which will reduce significantly EU subsidised exports of sugar and is explained in detail in the Chief Executive's Review, the Group has carried out an impairment review of the assets in Food & Industrial Ingredients, Europe and Sugars, Europe. In addition the Citric business in the UK has continued to generate returns below its cost of capital and this business has been subject to a similar review.

Food & Industrial Ingredients, Europe is a major supplier of sweeteners which operate in direct competition to sugar throughout Europe. As a result of the proposed changes to the EU sugar regime management has concluded that in certain markets the business is unlikely to be able to generate sufficient returns to cover its cost of capital. Consequently an impairment review has been carried out by comparing the recoverable amount of the individual cash generating units with their net book values. For the purposes of the review, individual plants were used as the relevant cash generating units except for the plants in Belgium and France for which a combined review was performed due to the operational interdependency between the two sites. Recoverable amount was generally based on value in use, which was calculated based on estimated future cash flows using management internal forecasts of future margins (excluding the impact of any major initiatives) for the next five years. The discount rate used was 11% and zero growth was assumed in perpetuity due to the regulated nature of the market. For certain cash generating units the calculation of fair value less costs to sell, based on management estimates in the absence of an active market, resulted in recoverable amounts that were higher than value in use. Consequently for those sites the recoverable amount was based on fair value less costs to sell. As a result of the review an impairment loss of £263 million, allocated pro-rata to the asset base of the plants impacted, has been recognised in the year ended 31 March 2006.

15 Property, plant and equipment (continued)

Sugars, Europe is also impacted by the proposed changes to the sugar regime, however management's impairment review of this business did not result in an impairment loss.

The Citric business in the UK has been impacted by margin pressure from increasing raw material and energy costs. An impairment review has been carried out and an impairment of £9 million has been recognised in the year ended 31 March 2006. Cash flows were forecast based on management plans for five years and no growth was assumed in perpetuity. The discount rate used was 12%.

Leased assets

Included in property, plant and equipment is £1 million (2005 – £2 million) in respect of plant and machinery held under finance leases.

Capitalised borrowing costs

The aggregate amount of borrowing costs included in the cost of property, plant and equipment is £44 million (2005 – £41 million), of which £4 million (2005 – £1 million) was capitalised during the year.

16 Investments in associates, joint ventures

Associates	Total £m
At 1 April 2004	3
Disposals	(1)
Exchange differences	1
At 31 March 2005	3
Exchange differences	1
At 31 March 2006	**4**

Joint ventures

The Group's joint ventures, which are proportionately consolidated, are listed in note 39. The amounts proportionately consolidated in the Group income statement and balance sheet are summarised below:

Income statement	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Sales	**372**	338
Expenses	**(326)**	(300)
Profit before tax	**46**	38
Income tax expense	**(10)**	(11)
Profit for the year	**36**	27

Balance Sheet	31 March 2006 £m	31 March 2005 £m
Assets		
Non-current assets	**190**	162
Cash and cash equivalents	**30**	30
Other current assets	**134**	141
	354	333
Liabilities		
Non-current borrowings	**1**	5
Other non-current liabilities	**16**	17
Current borrowings	**27**	45
Other current liabilities	**43**	55
	87	122
Net assets	**267**	211

The Group's proportionate interest in joint ventures' commitments and contingent liabilities was £nil million (2005 – £nil million).

17 Available-for-sale financial assets

	£m
At 31 March 2005	–
Impact of IAS32/39 adoption (note 41)	17
Restated at 1 April 2005	17
Additions	1
Fair value loss	(1)
At 31 March 2006	**17**

The available-for-sale financial assets category arose on adoption of IAS39 on 1 April 2005. Further details are set out in note 41.

Available-for-sale financial assets include the following:

	31 March 2006 £m
Listed securities	**6**
Unlisted securities	**11**
	17

Listed securities are stated at market valuation.

The fair values of unlisted securities are based on cash flows discounted using a risk-adjusted average discount rate of 11%.

18 Derivative financial instruments

As explained in note 41, IAS32 and IAS39 have been adopted from 1 April 2005. The UK GAAP fair value comparative information is provided in note 26.

	31 March 2006	
	Assets £m	Liabilities £m
Non-current derivative financial instruments used to manage the Group's net debt profile		
Currency swaps – net investment hedges	12	(8)
Interest rate swaps – fair value hedges	14	(19)
Interest rate caps – held for trading	2	–
	28	(27)
Current derivative financial instruments used to manage the Group's net debt profile		
Currency swaps – net investment hedges	1	–
Currency swaps – fair value hedges	1	(1)
Interest rate swaps – fair value hedges	10	–
	12	(1)
Total derivative financial instruments used to manage the Group's net debt profile	40	(28)
Other non-current derivative financial instruments		
Commodity pricing contracts – cash flow hedges	–	(1)
	–	(1)
Other current derivative financial instruments		
Forward foreign exchange contracts – cash flow hedges	3	(4)
Commodity pricing contracts – cash flow hedges	20	(21)
Commodity pricing contracts – held for trading	247	(176)
	270	(201)
Total other derivative financial instruments	270	(202)
Total derivative financial instruments	310	(230)
Presented in the balance sheet as follows:		
Total non-current derivative financial instruments	28	(28)
Total current derivative financial instruments	282	(202)
	310	(230)

The net loss included in operating profit from trading financial instruments was £7 million.

Cash flow hedges

The Group employs forward foreign exchange contracts and commodity pricing contracts to hedge cash flow risk associated with forecast transactions. The notional principal amounts of the outstanding forward foreign exchange contracts as of 31 March 2006 are as follows:

	£m
Euro	(89)
US dollar	(46)
Canadian dollar	(8)
Norwegian krona	(7)
British pound	139
Singapore dollar	21
Other	1

Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on forward foreign exchange contracts as of 31 March 2006 will be released to the income statement at various dates up to 12 months from the balance sheet date.

Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on commodity pricing contracts as of 31 March 2006 will be released to the income statement at various dates up to 24 months from the balance sheet date.

18 Derivative financial instruments (continued)

Fair value hedges

The Group employs currency and interest rate swap contracts to hedge the currency and interest rate risks associated with its borrowings. The notional principal amounts of the outstanding currency and interest rate swap contracts applied in fair value hedging relationships as of 31 March 2006 were £410 million and £200 million respectively.

Net investment hedges

The Group employs currency swap contracts to hedge the currency risk associated with its net investments in subsidiaries located primarily in Europe and the United States. The notional principal amounts of the outstanding currency swap contracts applied in net investment hedging relationships as of 31 March 2006 were £195 million. The fair value loss of £22 million on translation of the currency swap contracts to sterling at the balance sheet date was recognised in the translation reserve in shareholders' equity (note 23).

Certain of the Group's borrowings are also designated as hedges of the net investments in overseas subsidiaries.

Trading contracts

Commodity pricing contracts held for trading relate to the Group's commodity trading activities.

Interest rate caps

Interest rate caps hedge the Group's exposure to interest rate risk, but do not qualify for hedge accounting (see note 26). The notional amounts of the outstanding interest rate caps as of 31 March 2006 were £209 million.

19 Inventories

	31 March 2006 £m	31 March 2005 £m
Raw materials and consumables	**196**	139
Work in progress	**21**	16
Finished goods	**239**	217
	456	372

Finished goods inventories of £9 million (2005 – £2 million) are carried at fair value less costs to sell, this being lower than cost.

During the year the Group reversed £nil million (2005 – £1 million) (note 6) being part of an inventory write down made in the prior year, that was subsequently not required.

20 Trade and other receivables

	31 March 2006 £m	31 March 2005 £m
Non-current trade and other receivables		
Trade receivables	**4**	7
Other loans	**4**	6
	8	13
Current trade and other receivables		
Trade receivables	**433**	350
Less: provision for impairment of receivables	**(8)**	(8)
Trade receivables – net	**425**	342
Amounts owed by related parties	**–**	2
Prepayments and accrued income	**30**	33
Other receivables	**27**	33
	482	410

All non-current receivables are due after more than five years from the balance sheet date.

The fair values of the non-current trade and other receivables are not materially different from their carrying values. The fair values of the current trade and other receivables are equivalent to their carrying values due to being short-term in nature.

The Group recognised a loss of £1 million (2005 – £1 million) for the impairment of its trade receivables during the period. The loss has been included in operating income in the income statement.

Included in trade receivables are amounts received of £101 million (2005 – not applicable) in respect of securitised receivables, which are also included in current borrowings. There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

21 Share capital and share premium

	Ordinary shares £m	Preference shares £m	Total share capital £m	Share premium £m	Total £m
At 1 April 2004	121	2	123	383	506
Proceeds from shares issued	1	–	1	10	11
At 31 March 2005	122	2	124	393	517
Impact of IAS32/39 adoption (note 41)	–	(2)	(2)	–	(2)
At 1 April 2005	122	–	122	393	515
Proceeds from shares issued	–	–	–	7	7
At 31 March 2006	**122**	**–**	**122**	**400**	**522**

Preference shares were reclassified to borrowings on 1 April 2005 on adoption of IAS32 as set out in note 41.

Authorised equity share capital

	31 March 2006 £m	31 March 2005 £m
790,424,000 ordinary shares of 25p each (2005 – 790,424,000)	**198**	198

Allotted, called up and fully paid equity share capital

	31 March 2006 Shares	31 March 2006 £m	31 March 2005 Shares	31 March 2005 £m
At 1 April	**486 471 879**	**122**	482 865 893	121
Allotted under share option schemes	**2 268 237**	**–**	3 605 986	1
At 31 March	**488 740 116**	**122**	486 471 879	122

Analysis of ordinary shareholders

At 31 March 2006	Number of holdings	%	Total	%
Up to 500 shares of 25p each	**5 076**	**28.1**	**1 388 989**	**0.3**
501 – 1 000	**4 401**	**24.3**	**3 466 944**	**0.7**
1 001 – 1 500	**2 432**	**13.4**	**3 051 306**	**0.6**
1 501 – 2 000	**1 668**	**9.2**	**3 014 644**	**0.6**
2 001 – 5 000	**2 861**	**15.8**	**8 946 416**	**1.8**
5 001 – 10 000	**699**	**3.9**	**5 019 482**	**1.0**
10 001 – 200 000	**718**	**4.0**	**34 113 183**	**7.0**
200 001 – 500 000	**104**	**0.6**	**32 904 072**	**6.8**
Above 500 000	**128**	**0.7**	**396 835 080**	**81.2**
	18 087	**100**	**488 740 116**	**100**

21 Share capital and share premium (continued)

Substantial interests in share capital

The following notifications of significant shareholders' interests had been received by 24 May 2006 under the provisions of the Companies Act 1985.

	Number of shares	% of ordinary issued share capital notified
Barclays PLC	58 723 371	12.03
AXA S.A.	57 045 938	11.69
Causeway Capital Management LLC	19 761 775	4.06
Legal and General Group plc	14 954 390	3.10

22 Consolidated statement of changes in shareholders' equity

Notes	Share capital and share premium £m 21	Other reserves £m 23	Retained earnings £m	Attributable to the equity holders of the Company £m	Minority interest £m	Total equity £m
Balance at 1 April 2004	506	111	277	894	29	923
Net profit/(loss) recognised directly in equity	–	3	(16)	(13)	–	(13)
Profit for the year	–	–	146	146	4	150
Share-based payments, including tax	–	–	2	2	–	2
ESOP shares acquired	–	–	(6)	(6)	–	(6)
Proceeds from shares issued	11	–	5	16	–	16
Equity transfers	–	(4)	4	–	–	–
Dividends paid (note 13)	–	–	(88)	(88)	(1)	(89)
Balance at 31 March 2005	517	110	324	951	32	983
Impact of IAS32/39 adoption (note 41)	(2)	8	1	7	–	7
Balance at 1 April 2005	515	118	325	958	32	990
Net profit/(loss) recognised directly in equity	–	(58)	105	47	–	47
(Loss)/profit for the year	–	–	(30)	(30)	3	(27)
Share-based payments, including tax	–	–	7	7	–	7
Proceeds from shares issued	7	–	9	16	–	16
Equity transfers	–	(4)	4	–	–	–
Dividends paid (note 13)	–	–	(93)	(93)	–	(93)
Balance at 31 March 2006	**522**	**56**	**327**	**905**	**35**	**940**

The adoption of IAS39 resulted in an increase in shareholders' equity at 1 April 2005 of £7 million, of which £nil million was attributable to the minority interest.

Cumulative goodwill written off to retained earnings amounted to £336 million (2005 – £336 million). Retained earnings at 31 March 2006 includes a deduction for own shares held by the ESOP trust of £30 million (2005 – £39 million). All but 0.01p per share of the dividends arising on these shares have been waived by the trust.

23 Other reserves

	Hedging reserve £m	Translation reserve £m	Other reserves £m	Total £m
At 1 April 2004	–	–	111	111
Currency translation differences	–	2	1	3
Equity transfer	–	–	(4)	(4)
At 31 March 2005	–	2	108	110
Impact of IAS32/39 adoption (note 41)	7	–	1	8
At 1 April 2005	7	2	109	118
Net valuation losses on available-for-sale financial assets	–	–	(1)	(1)
Net loss on cash flow hedges	(3)	–	–	(3)
Currency translation differences:				
– net investment hedging losses in the period	–	(50)	(4)	(54)
Equity transfer	–	–	(4)	(4)
At 31 March 2006	**4**	**(48)**	**100**	**56**

Other reserves comprise: reserves which existed under UK GAAP including the merger reserve; the available-for-sale fair value reserve; and the statutory reserves of certain overseas subsidiaries, all of which are non-distributable.

24 Share-based payments

During the year to 31 March 2006 various equity-settled share-based payment arrangements existed, which are described below:

Type of arrangement	Performance share plan	Executive share option scheme	Deferred bonus share plan	Sharesave scheme Duration in years	Sharesave scheme	Sharesave scheme
Timing of grant	Bi-annually in June and November	Annually in June See note (i)	Annually in July		Annually in June	Annually in December
Number of options/shares granted in year to 31 March 2006	2 008 911	–	149 466	3	70 042	92 639
				5	51 545	54 296
Number of options/shares granted in year to 31 March 2005	1 617 843	4 346 644	–	3	177 426	114 588
				5	70 463	44 032
Fair value per share for 2006 grant (pence)	237	–	479	3	99	171
				5	109	181
Fair value per share for 2005 grant (pence)	140	60		3	67	112
				5	69	121
Valuation basis	Monte Carlo	Binomial lattice	Monte Carlo		Black-Scholes	Black-Scholes
Contractual life	10 years	10 years	3 years		3/5 years	3/5 years
Vesting conditions	See note (ii)	See note (iii)	See note (iv)		See note (v)	See note (v)

(i) The last grant under this scheme was made in June 2004.

(ii) Exercise is dependent on total shareholder return as measured by reference to a comparator group over a three-year period following grant. Participants are not entitled to dividends prior to the exercise of options.

(iii) Exercise is dependent on earnings per share performance relative to inflation over a three-year period following grant. Participants are not entitled to dividends prior to the exercise of options.

(iv) Executives have the opportunity to defer up to 50% of their annual cash bonus (after deduction of tax, national insurance or other social security payment) and invest the amount deferred in the Company's shares. Subject to the satisfaction of employment conditions and a performance target over the performance period, participants will receive awards of matching shares based on the number of shares which could have been acquired from the gross bonus amount deferred by the participant. During the performance period, dividends are paid on the deferred shares but not on matching shares. Further details are set out on page 56 of the Remuneration Report.

(v) Options granted in the years to 31 March 2005 and 31 March 2006 were by invitation at a 10% discount to the market price. Options are exercisable at the end of a three-year or five-year savings contract.

The Group recognised total expenses of £5 million (2005 – £4 million) related to equity-settled share-based payment transactions during the year.

24 Share-based payments (continued)

Details of the movements for equity-settled share option schemes during the year to 31 March were as follows:

	Number	2006 Weighted average exercise price pence	Number[1]	2005 Weighted average exercise price pence
Outstanding at 1 April	**19 235 965**	**284**	18 870 520	303
Granted	**2 277 433**	**51**	6 370 996	243
Exercised	**(4 720 383)**	**333**	(4 888 325)	294
Lapsed	**(342 641)**	**260**	(1 117 226)	301
Outstanding at 31 March	**16 450 374**	**237**	19 235 965	284

1. Comparatives have been restated to reflect minor amendments.

The weighted average Tate & Lyle PLC share price at the date of exercise for share options exercised during the year was 546 pence (2005 – 460 pence). At 31 March 2006, 2,902,460 (2005 – 6,250,224) of the outstanding options were exercisable at a weighted average exercise price of 350 pence (2005 – 351 pence). A detailed breakdown of the range of exercise prices for options outstanding at 31 March is shown in the table below:

	Number outstanding at end of year	Weighted average remaining contractual life in months	2006 Weighted average exercise price in pence	Number outstanding at end of year	Weighted average remaining contractual life in months	2005 Weighted average exercise price in pence
At nil cost	**4 674 449**	**103.2**	**–**	2 727 297	108.1	–
£0.01 to £1.99	**69 254**	**22.7**	**182**	604 230	19.1	182
£2.00 to £3.99	**10 986 695**	**79.6**	**326**	14 583 871	88.4	327
£4.00 to £5.99	**719 976**	**37.7**	**437**	1 320 567	37.0	449
Total	**16 450 374**	**84.2**	**237**	19 235 965	85.5	284

The fair value of grants is measured using the valuation technique that is considered to be the most appropriate to value each class of grant. These include Binomial Lattice models, Black-Scholes calculations and Monte Carlo simulations. These valuations take into account factors such as non-transferability, exercise restrictions and behavioural considerations. Key assumptions are detailed below:

At 31 March 2006	Deferred bonus plan	Performance share plan	Sharesave scheme
Expected volatility	**25%**	**25%**	**25%**
Expected life	**n/a**	**n/a**	**3.5/5.5 years**
Risk-free rate	**n/a**	**n/a**	**4.7%**
Expected dividend yield	**3.9%**	**3.9%**	**3.9%**
Forfeiture rate	**0%**	**0%**	**0%**
Correlation with comparators	**35%**	**35%**	**n/a**
Volatility of comparators	**18-57%**	**18-57%**	**n/a**
Expectations of meeting performance criteria	**100%**	**100%**	**n/a**
Weighted average market price at date of grant (pence)	**467**	**487**	**537**

At 31 March 2005	Executive share option scheme	Performance share plan	Sharesave scheme
Expected volatility	25%	25%	25%
Expected life	n/a	n/a	3.5/5.5 years
Risk-free rate	5.3%	n/a	5.1%
Expected dividend yield	5.7%	5.7%	3.9%
Forfeiture rate	0%	0%	0%
Correlation with comparators	n/a	35%	n/a
Volatility of comparators	n/a	18-57%	n/a
Expectations of meeting performance criteria	100%	n/a	n/a
Weighted average market price at date of grant (pence)	323	323	389

The expected volatility is based on the Company's historical volatility over the three-year period prior to each award date.

25 Trade and other payables

	31 March 2006 £m	31 March 2005 £m
Non-current payables		
Accruals and deferred income	**2**	6
Other payables	**1**	2
	3	8
Current payables		
Trade payables	**216**	218
Social security	**17**	15
Amounts owed to related parties	**1**	3
Accruals and deferred income	**94**	124
Other payables	**54**	44
	382	404

26 Borrowings

Non-current borrowings

	31 March 2006 £m	31 March 2005 £m
Unsecured borrowings		
2,394,000 6.5% cumulative preference shares of £1 each (2005 – £2,394,000) (note a)	**2**	–
Industrial Revenue Bonds 2002-2023 (US$23,700,000)	**14**	13
Floating Rate Note 2007 (€150,000,000)	**–**	103
6.5% Guaranteed Note 2012 (£200,000,000)	**205**	185
5.0% Notes 2014 (US$500,000,000)	**276**	262
5.75% Guaranteed Bonds 2006 (€300,000,000)	**–**	206
	497	769
Bank loans		
Variable unsecured loans (Euro)	**35**	–
Variable unsecured loans (US$)	**5**	6
Variable secured loans (US$)	**–**	12
	40	18
Other borrowings		
Obligations under finance leases	**–**	1
	–	1
Total non-current borrowings	**537**	788

(a) Preference shares were reclassified to borrowings on 1 April 2005 on adoption of IAS32 as set out in note 41.

On a return of capital on a winding-up, the holders of 6.5% cumulative preference shares shall be entitled to £1 per share, in preference to all other classes of shareholders. Holders of these shares are entitled to vote at meetings, except on the following matters: any question as to the disposal of the surplus profits after the dividend on these shares has been provided for, the election of directors, their remuneration, any agreement between the directors and the Company, or the alteration of the Articles of Association dealing with any of such matters.

Current borrowings

	31 March 2006 £m	31 March 2005 £m
Floating Rate Note 2007 (€150,000,000)	**105**	–
5.75% Guaranteed Bonds 2006 (€300,000,000)	**213**	–
Unsecured bank overdrafts	**9**	15
Receivables securitisation	**101**	–
Short-term loans		
– unsecured	**47**	27
– secured	**12**	23
Current portion of non-current borrowings	**4**	3
Total current borrowings	**491**	68

Secured borrowings

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Other secured borrowings are secured on property, plant and equipment, receivables and inventories.

26 Borrowings (continued)

Fair values

The fair values of the Group's borrowings compared with their book values are as follows:

	31 March 2006 Book value £m	31 March 2006 Fair value £m
Unsecured debenture loans	**814**	**826**
Non-current bank loans	**40**	**40**
Current borrowings	**174**	**173**
Total	**1 028**	**1 039**

Interest rate risks and maturity of borrowings

The maturity profile of the Group's non-current borrowings is as follows:

	31 March 2006 £m	31 March 2005 £m
One to two years	**1**	322
Two to five years	**4**	7
After five years	**532**	459
Total non-current borrowings	**537**	788

Floating rate borrowings bear interest based on relevant national LIBOR equivalents. If the interest rates applicable to the Group's floating rate debt rise from the levels at 31 March 2006 by an average of 1% over the year to 31 March 2007, this would reduce Group profit before tax by approximately £5 million.

The exposure of the Group to interest rate changes when borrowings re-price is as follows:

	Within one year £m	One to two years £m	Two to five years £m	After five years £m	Total £m
At 31 March 2006					
Total borrowings	**502**	**4**	**4**	**518**	**1 028**
Effect of interest rate swaps	**46**	**–**	**242**	**(288)**	**–**
	548	**4**	**246**	**230**	**1 028**

As part of its interest rate management strategy, the Group has entered into interest rate caps for a notional principal amount of £209 million (2005 – £203 million), capping interest rates at 4% or 5% until 2009 or 2007 respectively.

Taking into account the Group's interest rate swap and cap contracts, the effective interest rates of its borrowings are as follows:

	31 March 2006	31 March 2005
2,394,000 6.5% cumulative preference shares of £1 each (2005 – £2,394,000)	**6.5%**	6.5%
Industrial Revenue Bonds 2002-2023 (US$23,700,000)	**3.2%**	2.3%
Floating Rate Note 2007 (€150,000,000)	**3.5%**	3.1%
6.5% Guaranteed Note 2012 (£200,000,000)	**4.9%**	3.7%
5.0% Notes 2014 (US$500,000,000)	**4.7%**	4.4%
5.75% Guaranteed Bonds 2006 (€300,000,000)	**4.7%**	4.2%

Short-term loans and overdrafts

Current short-term loans mature within the next 12 months and overdrafts are repayable on demand. Both short-term loans and bank overdrafts are arranged at floating rates of interest and expose the Group to cash flow interest rate risk.

Credit facilities and arrangements

The Group has undrawn committed multi-currency facilities of £353 million (2005 – £327 million) which expire in 2009. These facilities incur commitment fees at market rates. The facilities may only be withdrawn in the event of specified events of default. In addition, the Group has substantial uncommitted facilities.

26 Borrowings (continued)

At 31 March 2006, a US subsidiary had outstanding external borrowings of US$800 million, the principal amount of which is guaranteed by another Group company by way of credit-linked deposits with a bank of US$680 million and pledged bank securities of US$120 million. The guarantees result in these borrowings being, in substance, non-recourse to the Group as to principal in the event of default and accordingly the borrowings and deposits are offset in these financial statements.

UK GAAP comparatives

IAS32 was not adopted until 1 April 2005. Comparative information with respect to the carrying values and fair values is therefore presented below under UK GAAP. The accounting policy is detailed in note 41.

	31 March 2005 Book value £m	31 March 2005 Fair value £m
Financial instruments held or issued to finance the Group's operations		
Cash and cash equivalents	384	384
Borrowings and bank overdrafts[1]	(856)	(888)
Non-equity shares	(2)	(2)
Financial instruments used to manage the interest rate and currency borrowings		
Interest and currency related derivatives	4	(2)
Financial instruments used to hedge future transactions		
Commodity and currency related instruments	5	–
Derivative financial instruments held for trading		
Commodity derivatives[2]	(1)	(1)

1. Borrowings include the effect of cross-currency swaps used in managing the Group's currency and interest rate risk. The book value of these swaps at 31 March 2005 was £13 million asset and the fair value was £15 million asset.
2. The fair values of commodity derivatives are calculated as the product of the volume and the difference between their strike or traded price and the corresponding market price. The market price is based upon the corresponding closing price of that market. Where there is no terminal market and/or the market is illiquid, the market price is based upon management estimates, taking into consideration all relevant current market and economic factors.

The interest rate exposure of the financial assets of the Group at 31 March 2005 included £108 million on non-interest bearing assets and £390 million on floating rate assets. The currency exposure of these assets totalling £498 million was as follows: £108 million (sterling); £171 million (US dollars); £56 million (Euro); £23 million (Canadian dollars); and £140 million (other).

At 31 March 2005 the total net unrecognised gains on hedges were £5 million, which included unrecognised gains of £18 million and unrecognised losses of £13 million.

27 Deferred tax

Deferred tax is calculated in full on temporary differences using tax rates applicable in the jurisdictions where such differences arise. Movements in deferred income tax liabilities in the year are as follows:

Deferred tax	Total £m
At 1 April 2004	47
Businesses acquired	(19)
Charged to income (note 11)	6
Credited to statement of recognised income and expense	(5)
At 31 March 2005	29
Impact of IAS32/39 adoption (note 41)	4
At 1 April 2005	33
Reclassification to current tax	(9)
Businesses acquired	20
Credited to income (note 11)	(2)
Charged to statement of recognised income and expense	12
Exchange differences	(1)
At 31 March 2006	**53**

27 Deferred tax (continued)

Of the amounts of deferred tax credited to income and equity, £2 million (2005 – £1 million) arises from changes in tax rates and the imposition of new taxes. Of the amounts of deferred tax credited to income, £2 million arises from the recognition of previously unrecognised tax losses, where the entities concerned have returned to profit.

Deferred tax assets in respect of unutilised tax losses of £577 million (2005 – £293 million) have not been recognised to the extent that they exceed taxable profits against which these assets may be recovered.

No deferred tax has been recognised in respect of unremitted earnings of £1.3 billion (2005 – £1.1 billion) where the Group is both able to control dividend policy and does not anticipate dividends to be remitted in the foreseeable future.

The movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax liabilities	Capital allowances in excess of depreciation £m	Other £m	Total £m
At 1 April 2004	159	–	159
Reclassification	(20)	–	(20)
Exchange differences	(1)	–	(1)
At 31 March 2005	138	–	138
Impact of IAS32/39 adoption (note 41)	–	4	4
At 1 April 2005	138	4	142
Reclassification	9	–	9
Businesses acquired	1	19	20
Credited to income	(20)	–	(20)
Exchange differences	9	–	9
At 31 March 2006	**137**	**23**	**160**

Deferred tax assets	Retirement benefit obligations £m	Share-based payments £m	Tax losses £m	Other £m	Total £m
At 1 April 2004	92	–	–	20	112
Reclassification	(4)	5	–	(21)	(20)
Businesses acquired	–	–	–	19	19
(Charged)/credited to income	(7)	1	2	(2)	(6)
(Charged)/credited to equity	5	(2)	–	2	5
Exchange differences	–	–	–	(1)	(1)
At 31 March 2005	86	4	2	17	109
Reclassification	11	–	–	7	18
(Charged)/credited to income	(23)	2	–	3	(18)
(Charged)/credited to equity	(12)	2	–	–	(10)
Exchange differences	6	–	–	2	8
At 31 March 2006	**68**	**8**	**2**	**29**	**107**

Deferred tax assets and liabilities are offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

As a result of these offsets, the deferred tax balances are presented in the balance sheet as follows:

	31 March 2006 £m	31 March 2005 £m
Deferred tax liabilities	**60**	29
Deferred tax assets	**(7)**	–
	53	29

28 Retirement benefit obligations

(a) Plan information

The Group maintains pension plans for its operations throughout the world. Most of these arrangements are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary.

The principal schemes are funded and their assets held in separate trustee-administered funds. The schemes are funded in line with local practice and contributions are assessed in accordance with local independent actuarial advice. The schemes operated by the Group are subject to independent actuarial valuation at regular intervals using consistent assumptions appropriate to conditions prevailing in the relevant country. The most recent actuarial valuations of plan assets and the present value of the defined benefit obligations were carried out as at 31 March 2006 by independent actuaries.

The Group also maintains defined contribution pension schemes and some fully insured pension schemes and multi-employer pension arrangements.

On 1 April 2002, the main United Kingdom scheme was closed to new members. A defined contribution pension scheme has been established to provide pension benefits to new United Kingdom employees. Under the projected unit method, the service cost of the closed scheme will increase as the members approach retirement.

The Group's subsidiaries in the United States provide unfunded retirement medical and life assurance benefits to their employees.

The Group expects to contribute approximately £50 million to its defined benefit plans in the year to 31 March 2007.

(b) Principal assumptions

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Pension benefits			Medical benefits
Year to 31 March 2006	**UK**	**US**	**Others**	
Inflation rate	**2.8%**	**3.5%**	**2.0-2.5%**	**3.5%**
Expected rate of salary increases	**4.6%**	**4.5%**	**2.0-4.0%**	**n/a**
Expected rate of pension increases	**2.8%**	**0.0%**	**0.0-1.8%**	**n/a**
Discount rate	**4.9%**	**6.0%**	**4.6-5.3%**	**6.0%**
Expected return on plan assets	**6.2%**	**7.8%**	**4.5-7.0%**	**n/a**

	Pension benefits			Medical benefits
Year to 31 March 2005	UK	US	Others	
Inflation rate	2.8%	3.5%	2.0-2.5%	3.5%
Expected rate of salary increases	4.5%	4.5%	2.0-4.0%	n/a
Expected rate of pension increases	2.8%	0.0%	0.0-1.8%	n/a
Discount rate	5.4%	6.1%	4.5-5.8%	6.1%
Expected return on plan assets	6.2%	8.0%	4.5-7.0%	n/a

The following mortality tables have been used for the principal schemes. For the UK pension scheme the Group has used PMA92CO5MC (+2.5 year age rating) for male pensioners and PFA92CO5MC (+4.5 year age rating) for female pensioners (2005 – PMA8OCO3 and PA(90)F (–2 year age rating)). For the US pension schemes the Group has used GAM83M for male pensioners and GAM83F for female pensioners (2005 – GAM83M and GAM83F).

The expected rates of return on individual categories of plan assets are estimated by reference to indices published by the relevant exchanges. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan's investment portfolio. The actual rate of return on the plan assets for the year was 14.6% (2005 – 7.2%), and amounted to £173 million (2005 – £74 million).

Medical cost trend rates are estimated at between 8.9% and 9.5% per annum (2005 – 10.0-12.0%), grading down to 5% by 2015. If medical cost trend rates were to increase or decrease by 1%, the effects are estimated as follows:

	2006		2005	
	Increase £m	**Decrease £m**	Increase £m	Decrease £m
Increase/(decrease) in medical benefits current service and interest cost	**1**	**(1)**	1	(1)
Increase/(decrease) in medical benefits obligation	**8**	**(7)**	9	(8)

28 Retirement benefit obligations (continued)

(c) Amounts recognised in the income statement

Year to 31 March 2006	Pension benefits UK £m	US £m	Others £m	Total £m	Medical benefits £m	Total £m
Current service cost	**10**	**4**	**3**	**17**	**1**	**18**
Past service cost – exceptional (note 8)	**–**	**–**	**–**	**–**	**(24)**	**(24)**
Past service cost – other	**–**	**1**	**–**	**1**	**–**	**1**
Charged to operating profit	**10**	**5**	**3**	**18**	**(23)**	**(5)**
Interest cost	**43**	**15**	**4**	**62**	**6**	**68**
Expected return on plan assets	**(45)**	**(15)**	**(5)**	**(65)**	**–**	**(65)**
Charged/(credited) to finance expense	**(2)**	**–**	**(1)**	**(3)**	**6**	**3**
	8	**5**	**2**	**15**	**(17)**	**(2)**

Year to 31 March 2005	Pension benefits UK £m	US £m	Others £m	Total £m	Medical benefits £m	Total £m
Current service cost	9	5	4	18	1	19
Past service cost	1	–	–	1	–	1
Charged to operating profit	10	5	4	19	1	20
Interest cost	43	14	4	61	5	66
Expected return on plan assets	(44)	(15)	(4)	(63)	–	(63)
Charged/(credited) to finance expense	(1)	(1)	–	(2)	5	3
	9	4	4	17	6	23

Current service and past service costs are presented in staff costs (note 9); expected return on plan assets and interest cost are presented in finance expense (note 10).

28 Retirement benefit obligations (continued)

(d) Amounts recognised in the balance sheet

At 31 March 2006	UK £m	US £m	Others £m	Pension benefits Total £m	Medical benefits £m	Total £m
Fair value of plan assets:						
Equities	**284**	**133**	**44**	**461**	**–**	**461**
Bonds	**420**	**73**	**34**	**527**	**–**	**527**
Property and other	**148**	**26**	**17**	**191**	**–**	**191**
	852	**232**	**95**	**1 179**	**–**	**1 179**
Present value of funded obligations	**(883)**	**(278)**	**(95)**	**(1 256)**	**–**	**(1 256)**
Present value of unfunded obligations	**–**	**–**	**–**	**–**	**(95)**	**(95)**
Net liability recognised in the balance sheet	**(31)**	**(46)**	**–**	**(77)**	**(95)**	**(172)**

At 31 March 2005	UK £m	US £m	Others £m	Pension benefits Total £m	Medical benefits £m	Total £m
Fair value of plan assets:						
Equities	314	105	31	450	–	450
Bonds	386	58	28	472	–	472
Property and other	50	23	17	90	–	90
	750	186	76	1 012	–	1 012
Present value of funded obligations	(822)	(249)	(80)	(1 151)	–	(1 151)
Present value of unfunded obligations	–	–	–	–	(105)	(105)
Net liability recognised in the balance sheet	(72)	(63)	(4)	(139)	(105)	(244)

The plan assets do not include any of the Group's financial instruments, nor any property occupied by, or other assets used by, the Group.

(e) Reconciliation of movement in plan assets and liabilities

Liabilities	UK £m	US £m	Others £m	Pension benefits Total £m	Medical benefits £m	Total £m
At 31 March 2004	801	256	68	1 125	85	1 210
Total service cost	10	5	4	19	1	20
Interest cost	43	14	4	61	5	66
Actuarial loss/(gain)	11	(10)	7	8	22	30
Contributions paid by employees	–	–	1	1	–	1
Benefits paid	(43)	(15)	(3)	(61)	(7)	(68)
Exchange differences	–	(1)	(1)	(2)	(1)	(3)
At 31 March 2005	822	249	80	1 151	105	1 256
Total service cost – exceptional	–	–	–	–	(24)	(24)
Total service cost – other	10	5	3	18	1	19
Interest cost	43	15	4	62	6	68
Actuarial loss	53	3	6	62	6	68
Contributions paid by employees	–	–	1	1	–	1
Benefits paid	(47)	(16)	(3)	(66)	(6)	(72)
Exchange differences	2	22	4	28	7	35
At 31 March 2006	**883**	**278**	**95**	**1 256**	**95**	**1 351**

28 Retirement benefit obligations (continued)

Assets	UK £m	US £m	Others £m	Pension benefits Total £m	Medical benefits £m	Total £m
At 31 March 2004	713	189	67	969	–	969
Expected return on assets	44	14	5	63	–	63
Actuarial gain/(loss)	17	(7)	1	11	–	11
Contributions paid by employer	19	9	4	32	6	38
Contribution paid by employees	–	–	1	1	–	1
Benefits paid	(43)	(15)	(4)	(62)	(6)	(68)
Exchange differences	–	(4)	2	(2)	–	(2)
At 31 March 2005	750	186	76	1 012	–	1 012
Expected return on assets	45	15	5	65	–	65
Actuarial gain	84	14	10	108	–	108
Contributions paid by employer	20	16	3	39	6	45
Contribution paid by employees	–	–	1	1	–	1
Benefits paid	(47)	(16)	(3)	(66)	(6)	(72)
Exchange differences	–	17	3	20	–	20
At 31 March 2006	**852**	**232**	**95**	**1 179**	**–**	**1 179**

(f) History of the plans and experience adjustments

	2006 £m	2005 £m
Present value of defined obligation	**1 351**	1 256
Fair value of plan assets	**(1 179)**	(1 012)
Deficit	**172**	244
Cumulative experience adjustments on plan liabilities – loss	**98**	30
Cumulative experience adjustments on plan assets – gain	**(119)**	(11)

All experience adjustments are recognised directly in equity, net of related tax (see Consolidated Statement of Recognised Income and Expense).

29 Provisions for other liabilities and charges

	Insurance funds £m	Other provisions £m	Total £m
At 1 April 2004	29	40	69
Acquisition of businesses	–	57	57
Charged to the income statement	5	2	7
Utilised in the year	(7)	(7)	(14)
Exchange differences	(1)	–	(1)
At 31 March 2005	26	92	118
Charged/(credited) to the income statement	5	(3)	2
Utilised in the year	(10)	(14)	(24)
Exchange differences	2	3	5
At 31 March 2006	**23**	**78**	**101**

	31 March 2006 £m	31 March 2005 £m
Provisions are expected to be utilised as follows:		
Within one year	**30**	29
After more than one year	**71**	89
	101	118

Insurance funds represent amounts provided by the Group's captive insurance subsidiary in respect of the expected level of insurance claims.

Other provisions include costs arising from recent restructuring initiatives and £49 million (2005 – £54 million) relating to the deferred payments arising from the Sucralose realignment in 2004. Estimates of the deferred consideration are revised as further and more certain information becomes available, with corresponding adjustments to goodwill (see note 14). Also included within other provisions are amounts provided for claims under clauses in the disposal agreements of businesses disposed. These provisions are expected to be utilised within the next few years.

30 Change in working capital

	31 March 2006 £m	31 March 2005 £m
Increase in inventories	**(84)**	(28)
Increase in receivables	**(67)**	(67)
(Decrease)/increase in payables	**(27)**	62
Increase in derivative financial instruments	**(80)**	–
(Decrease)/increase in provisions for other liabilities and charges	**(17)**	49
(Decrease)/increase in retirement benefit obligations	**(72)**	2
Movement during year	**(347)**	18
The above movements include the following non-cash elements:		
Exchange differences	**9**	1
Acquisitions and disposals during the year	**11**	22
Other items	**60**	(79)
Impact of IAS32/39 adoption (note 41)	**56**	–
Increase in working capital	**(211)**	(38)

Other items include non-cash movements in retirement benefits and derivatives, and the elimination of balances within debtors and creditors attributable to interest, property, plant and equipment and investments.

31 Cash and cash equivalents

	31 March 2006 £m	31 March 2005 £m
Cash at bank and in hand	**104**	77
Short-term bank deposits	**54**	307
	158	384

The effective interest rate on short-term deposits was 3.6% (2005 – 3.2%) which have an average maturity of 4 days (2005 – 9 days).

32 Net debt

The adoption of IFRS – and of IAS32 and IAS39 in particular – has altered the Group's net debt profile based on the definitions previously reported under UK GAAP. Following adoption of IFRS, cash and cash equivalents, bank overdrafts and borrowings now reflect the effects of various balance sheet reclassifications as well as the inclusion of the Group's share of joint ventures' net debt. Furthermore, derivative instruments used to manage the currency and interest rate risk of the Group's net debt profile which were presented as part of cash and cash equivalents, bank overdrafts and borrowings are now presented within the classifications derivative financial assets and derivative financial liabilities.

The components of the Group's net debt profile are as follows:

	Notes	31 March 2006 £m	31 March 2005 £m
Non-current borrowings	26	**(537)**	(788)
Current borrowings and overdrafts[1]	26	**(491)**	(68)
Debt-related derivative instruments[2]	18	**12**	–
Current asset investments		**–**	1
Cash and cash equivalents	31	**158**	384
Net debt		**(858)**	(471)

1.Current borrowings include £101 million (31 March 2005 – not applicable) in respect of securitised receivables.

2.Derivative financial instruments presented within assets and liabilities in the balance sheet of £80 million comprise net debt-related instruments of £12 million and net non-debt-related instruments of £68 million.

Movements in the Group's net debt profile are as follows:

	2006 £m	2005 £m
Balance at 31 March	**(471)**	(420)
Impact of IAS32/39 adoption (note 41)	**(58)**	–
Balance at 1 April	**(529)**	(420)
(Decrease)/increase in cash and cash equivalents in the period	**(214)**	213
Cash inflow from increase in borrowings	**(78)**	(258)
Borrowings arising on acquisitions	**(6)**	–
Cash inflow from decrease in current asset investments	**–**	(13)
Increase in net debt resulting from cash flows	**(298)**	(58)
Exchange differences	**(31)**	7
Increase in net debt in the year	**(329)**	(51)
Balance at 31 March	**(858)**	(471)

33 Contingent liabilities

	31 March 2006 £m	31 March 2005 £m
Guarantees of loans and overdrafts of subsidiaries, joint ventures, associates and former subsidiaries	**2**	20
Trade guarantees	**18**	18

Guarantees given by the Group may not exceed £2 million (2005 – £22 million).

Other trade guarantees have been given in the normal course of business by the Group at both 31 March 2006 and 31 March 2005. These are excluded from the figures given above and are in respect of Revenue and Customs and the Rural Payments Agency for Agricultural Produce bonds, ECGD recourse agreements, letters of credit and tender and performance bonds.

The Group is subject to claims and litigation generally arising in the ordinary course of its business, some of which are for substantial amounts. All such actions are strenuously defended but provision is made for liabilities that are considered likely to arise on the basis of current information and legal advice and after taking into account the Group's insurance arrangements.

Whilst there is always uncertainty as to the outcome of any claim or litigation, it is not expected that claims and litigation existing at the balance sheet date will have a material adverse effect on the Group's financial position.

34 Commitments

Capital commitments

	31 March 2006 £m	31 March 2005 £m
Commitments for the acquisition of property, plant and equipment	**28**	25

Operating lease arrangements

Operating lease payments represent rentals payable by the Group for certain of its land, buildings, plant and equipment.

At the balance sheet date the Group has outstanding commitments under non-cancellable operating leases which fall due as follows:

	31 March 2006 £m	31 March 2005 £m
Within one year	**27**	39
In the second to fifth years inclusive	**86**	69
After five years	**116**	104
	229	212

35 Acquisitions

Cesalpinia Group

On 16 December 2005, the Group acquired 100% of the issued share capital of Cesalpinia Foods for £32 million, satisfied in cash. The Cesalpinia Foods group, located in Italy, produces food ingredients, specialising in solutions for dairy products, soups, sauces and dressings. The fair values currently established for the acquisition are provisional due to the proximity of the date of acquisition to the Group's reporting date. The acquisition has contributed £12 million to sales and £1 million to operating profit in the period since acquisition. If the acquisition of Cesalpinia Foods had been completed on the first day of the financial year, Group sales for the year would have been £3,747 million and Group loss attributable to equity holders of the Company would have been £28 million.

				2006
	Notes	Book value at acquisition £m	Fair value adjustments £m	Fair value £m
Intangible assets	14	–	18	18
Property, plant and equipment	15	2	2	4
Inventories		6	1	7
Trade and other receivables		8	–	8
Cash and cash equivalents		(3)	–	(3)
Trade and other payables		(5)	–	(5)
Borrowings		(1)	–	(1)
Deferred tax	27	–	(8)	(8)
		7	13	20
Goodwill	14			12
				32
Cash consideration				31
Transaction costs				1
				32

Goodwill has arisen on the acquisition of Cesalpinia Foods because of anticipated synergies that do not meet the criteria for recognition as an intangible asset at the date of acquisition.

Continental Custom Ingredients

On 23 January 2006, the Group acquired 100% of the issued share capital of Continental Custom Ingredients ('CCI') for £40 million. The CCI group, based in the United States, produces food ingredients, specialising in dairy stabilisers, emulsifiers, beverage flavours and vitamin and mineral fortifications. The fair values currently established for the acquisition are provisional due to the proximity of the date of acquisition to the Group's reporting date. The acquisition has contributed £7 million to sales and £nil million to operating profit in the period since acquisition. If the acquisition of CCI had been completed on the first day of the financial year, Group sales for the year would have been £3,757 million and Group loss attributable to equity holders of the Company would have been £27 million.

35 Acquisitions (continued)

	Notes	Book value at acquisition £m	Fair value adjustments £m	2006 Fair value £m
Intangible assets	14	–	30	30
Property, plant and equipment	15	9	–	9
Inventories		4	1	5
Trade and other receivables		4	–	4
Cash and cash equivalents		1	–	1
Trade and other payables		(4)	–	(4)
Borrowings		(5)	–	(5)
Deferred tax	27	–	(12)	(12)
		9	19	28
Goodwill	14			12
				40
Cash consideration				36
Transaction costs				1
Cash paid				37
Tax liability				3
				40

Goodwill has arisen on the acquisition of CCI because of anticipated synergies that do not meet the criteria for recognition as an intangible asset at the date of acquisition.

France Melasse

During the year the Group increased its shareholding in France Melasse SA by £4 million. Net assets of £2 million were acquired, giving rise to £2 million goodwill on consolidation.

Sucralose

In April 2004, the Group completed the realignment of its Sucralose activities with McNeil Nutritionals ('McNeil'), a Johnson & Johnson company, achieved through the separation of that business into its constituent Ingredient and Tabletop parts. The Group acquired the Sucralose Ingredients business and manufacturing assets from McNeil for an initial consideration of £72 million. In addition, there are contingent payments treated as deferred consideration, and other receipts treated as contingent assets (note 14), that reflect continued participation in the success of each party's own ongoing Sucralose activities. The assets acquired upon realignment were as follows:

	Notes	Book value at acquisition £m	Fair value adjustments £m	2005 Fair value £m
Intangible assets	14	–	32	32
Property, plant and equipment	15	76	(19)	57
Inventories		21	4	25
Deferred tax	27	–	19	19
		97	36	133
Goodwill	14			15
				148
Cash consideration				70
Transaction costs				2
Tax liability				19
Deferred consideration payable				57
				148

Tate & Lyle South Africa

In addition, during the year ended 31 March 2005 the Group acquired the remaining 80% shareholding in Tate & Lyle South Africa for £3 million generating £2 million goodwill on consolidation.

36 Post balance sheet events

In April 2006 the Group acquired the assets and intellectual property of Hycail BV and its Finnish subsidiary Hycail Finland OY for £2 million.

On 23 May 2006 the Group filed suit in the US District Federal Court for Central Illinois against a Chinese manufacturing group based in Hebei province as well as six importers of sucralose into the US. The proceedings allege infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China.

37 Related party disclosures

Identity of related parties

The Group has related party relationships with its subsidiaries, joint ventures and associates (note 39) and with key management being its directors and executive officers. No related party relationships with close family members of the Group's key management existed in the current or prior periods.

Subsidiaries, joint ventures and associates

Transactions entered into by the Company with subsidiaries and between subsidiaries as well as the resultant balances of receivables and payables are eliminated on consolidation and are not required to be disclosed. Similarly, the Group's share of transactions entered into by the Company and its subsidiaries with joint ventures and between joint ventures as well as the Group's share of the resultant balances of receivables and payables are eliminated on consolidation. Transactions and balances with subsidiaries and joint ventures (before consolidation eliminations) and with associates are as follows:

	31 March 2006 £m	31 March 2005 £m
Sales of goods and services		
– to joint ventures	**26**	26
Purchases of goods and services		
– from joint ventures	**22**	19
Receivables		
– due from joint ventures	**6**	8
– due from associates	**–**	1
Payables		
– due to joint ventures	**10**	12
– due to associates	**1**	2

The Group had no material related party transactions containing unusual commercial terms.

Key management

Key management compensation is disclosed in note 9.

38 Foreign exchange rates

The following exchange rates have been applied in the translation of the financial statements of foreign subsidiaries, joint ventures and associates:

	Year to 31 March	
	2006	2005
Average foreign exchange rates		
US Dollar £1 = $	**1.79**	1.85
Euro £1 = €	**1.47**	1.47
Canadian Dollar £1 = C$	**2.13**	2.36

	As at 31 March	
	2006	2005
Year-end foreign exchange rates		
US Dollar £1 = $	**1.74**	1.88
Euro £1 = €	**1.43**	1.45
Canadian Dollar £1 = C$	**2.03**	2.28

39 Main subsidiaries and investments

Subsidiaries based in the UK[1]	Type of business	Percentage of equity attributable to Tate & Lyle PLC
Tate & Lyle UK Limited	Cereal sweeteners & starches	100.0
Orsan SA Limited	Holding company	80.4
Redpath (UK) Limited	Holding company	100.0
The Molasses Trading Company Limited	Holding company	100.0
Tate & Lyle Fermentation Products Limited	Holding company	100.0
Tate & Lyle Holdings Limited[2]	Holding company	100.0
Tate & Lyle Industrial Holdings Limited[2]	Holding company	100.0
Tate & Lyle Industries Limited	See below	100.0
Tate & Lyle International Finance PLC[2]	In-house treasury company	100.0
Tate & Lyle Investment Services Limited	Holding company	100.0
Tate & Lyle Investments Limited[2]	Holding company	100.0
Tate & Lyle Investments (USA) Limited	Holding company	100.0
Tate & Lyle Sugar Quay Investments Limited[2]	Holding company	100.0
Tate & Lyle Ventures Limited[2]	Holding company	100.0
United Molasses (Ireland) Ltd[3]	Molasses	50.0

1. Registered in England and Wales, except United Molasses (Ireland) Ltd, which is registered in Northern Ireland.
2. Direct subsidiaries of Tate & Lyle PLC.
3. Non-coterminous year-end.

Main operating units of Tate & Lyle Industries Limited	Type of business
Tate & Lyle Citric Acid	Citric acid
Tate & Lyle Thames (Process Technology)	Sugar technology
Tate & Lyle Sugars, Europe	Sugar refining and trading, molasses and bulk liquid storage

Subsidiaries operating overseas		Type of business		Percentage of equity attributable to Tate & Lyle PLC
Barbados	Caribbean Antilles Molasses Company Limited	Molasses		100.0
Belgium	Tate & Lyle Europe NV	Cereal sweeteners & starches		100.0
	Tate & Lyle Molasses Belgium NV	Molasses		100.0
Bermuda	Tate & Lyle Management & Finance Limited	Management & finance		100.0
	Tate & Lyle Reinsurance Limited	Reinsurance		100.0
British Virgin Islands	Anglo Vietnam Sugar Investments Limited	Holding company		75.0
Brazil	Tate & Lyle Brasil SA[1]	Citric acid and sugar trading		100.0
Canada	Continental Colloids Limited	Blending		100.0
	Tate & Lyle Canada Limited	Sugar refining		100.0
China	Orsan Guangzhou Gourmet Powder Company Limited[1]	Glutamate producer	(51.0)	80.1
France	Tate & Lyle France SAS	Cereal sweeteners & starches		99.6
	France Melasse SA[1]	Molasses	(100.0)	66.6
	Société Européenne des Mélasses SA[1]	Holding company		66.6
Germany	Tate & Lyle Molasses Germany GmbH	Molasses		100.0
Greece	Tate & Lyle Greece SA	Cereal sweeteners & starches		99.0
Italy	Cesalpinia SrL	Blending		100.0
	IDEA SpA	Blending		100.0
	Tate & Lyle Molasses Italy SrL	Molasses		100.0
Mauritius	The Mauritius Molasses Company Limited	Molasses		66.7
Mexico	Continental Colloids Mexicana SA	Blending		100.0
	Mexama, SA de CV[1]	Citric acid		65.0
	Tate & Lyle Mexico SA de CV[1]	Holding company		100.0
Morocco	Tate & Lyle Morocco SA	Cereal sweeteners & starches		100.0
Mozambique	Companhia Exportadora de Melaços	Molasses		100.0

39 Main subsidiaries and investments (continued)

Subsidiaries operating overseas (continued)

		Type of business		Percentage of equity attributable to Tate & Lyle PLC
Netherlands	Tate & Lyle Netherlands BV	Cereal sweeteners & starches		100.0
	Tate & Lyle Molasses Holland BV	Molasses		100.0
	Tate & Lyle Holland BV	Holding company		100.0
Norway	Tate & Lyle Norge A/S	Sugar distribution		100.0
Portugal	Alcântara Empreendimentos SGPS, SA[1]	Holding company		100.0
	Tate & Lyle Açucares Portugal, SA[1]	Sugar refining		100.0
	Tate & Lyle Molasses Portugal Ltda	Molasses		100.0
Singapore	Tate & Lyle Singapore Pte Ltd	High intensity sweeteners		100.0
South Africa	Tate & Lyle South Africa (Pty) Ltd	Molasses		100.0
Spain	Tate & Lyle Spain SA	Cereal sweeteners & starches		97.4
	Tate & Lyle Molasses Spain SA	Molasses		100.0
Trinidad	Caribbean Bulk Storage and Trading Company Ltd[1]	Molasses		100.0
USA	Tate & Lyle Custom Ingredients Inc	Blending		100.0
	Tate & Lyle Ingredients Americas, Inc	Cereal sweeteners & starches		100.0
	Tate & Lyle Inc	Cereal sweeteners & starches		100.0
	Staley Holdings Inc	Holding company		100.0
	Tate & Lyle Finance, Inc	In-house banking		100.0
	Tate & Lyle LLC	Holding company		100.0
	Tate & Lyle Holdings (US) LLP	Holding company		100.0
	Tate & Lyle Sucralose, Inc	High intensity sweeteners		100.0
	TLI Holdings Inc	In-house banking		100.0
Vietnam	Nghe An Tate & Lyle Sugar Company Limited	Cane sugar manufacture	(80.9)	60.7

1. Non-coterminous year-end.

Joint ventures

		Type of business		Percentage of equity attributable to Tate & Lyle PLC
Bermuda	Astaxanthin Partners Ltd	Animal Nutritional Ingredients		50.0
Bosnia	Tate & Lyle E.U. Ltd	Cereal sweeteners & starches		50.0
Bulgaria	Amylum Bulgaria AD[1, 3]	Cereal sweeteners & starches	(96.9)	47.2
Colombia	Sucromiles SA[3]	Citric acid		50.0
Czech Republic	Eastern Sugar Ceska Republica as[2, 3]	Sugar beet processing	(94.5)	47.3
France	Sedalcol SNC	Cereal processing (alcohol)		50.0
Hungary	Hungrana kft[1, 3]	Cereal sweeteners & starches	(50.0)	25.0
	Eastern Sugar Rt[2, 3]	Sugar beet processing	(100.0)	50.0
	Eastern Sugar kft[2, 3]	Holding company	(100.0)	50.0
Ireland	Premier Molasses Company Ltd[3]	Molasses		50.0
Italy	Sedamyl SpA	Cereal sweeteners & starches		50.0
Mexico	Almidones Mexicanos SA[3]	Cereal sweeteners & starches		50.0
	Grupo Industrial Azucarero de Occidente SA de CV[3]	Cane sugar manufacture		49.0
Netherlands	Eastern Sugar BV[3]	Holding company		50.0
	Eaststarch CV	Holding company		50.0
Romania	Amylum Romania SA[1, 3]	Cereal sweeteners & starches	(99.4)	49.7
Slovakia	Amylum Slovakia spol sro[1, 3]	Cereal sweeteners & starches	(100.0)	48.7
	Eastern Sugar sro[2, 3]	Holding company	(100.0)	50.0
	Eastern Sugar Slovensko as[2, 3]	Sugar beet processing	(95.6)	47.8
Spain	Compania de Melazas SA[3]	Molasses		50.0
Turkey	Amylum Nisasta[1]	Cereal sweeteners & starches	(100.0)	50.0
USA	DuPont Staley Bio-Products Company LLC	Industrial Ingredients		50.0

The share capital held is of ordinary shares.

1. Share capital held by Eaststarch CV.
2. Share capital held by Eastern Sugar BV.
3. Non-coterminous year-end.

39 Main subsidiaries and investments (continued)

Associate		Type of business	Percentage of equity attributable to Tate & Lyle PLC
Thailand	Tapioca Development Corporation[1]	Starch production	33.3

1. *Non-coterminous year-end.*

Particulars of other subsidiaries and associated undertakings which are either not material or are dormant will be included in the forthcoming Annual Return.

The proportion of shares held by Tate & Lyle PLC, its subsidiaries, joint ventures and associates is shown in brackets where it is different from the percentage of equity attributable to Tate & Lyle PLC.

Those entities which have non-coterminous year-ends are consolidated in the Group accounts using management accounts for the period to 31 March.

40 Adoption of International Financial Reporting Standards

As described in note 1, these Group financial statements are the first such statements prepared under IFRS.

The Group's transition date was 1 April 2004. At this date, certain changes were made to the Group's accounting policies under UK GAAP in order to bring them in line with IFRS, resulting in a number of adjustments to equity to reflect the effects of retrospective application of those new policies.

In accordance with IFRS1 *First-time Adoption of International Financial Reporting Standards* the Group applied certain optional exemptions and mandatory exceptions to the principle of retrospective application of IFRS as follows:

- The Group has applied IFRS3 *Business Combinations* prospectively with effect from the transition date.
- Certain items of property, plant and equipment were carried under UK GAAP at amounts based upon valuations. The Group has applied the exemption which permits a first-time adopter to use a previous GAAP revaluation of an item of property, plant and equipment as deemed cost. Consequently, there is no adjustment to the previous carrying value under UK GAAP.
- As permitted by IFRS1 the Group has recognised all cumulative actuarial gains and losses at the transition date for all employee benefit plans falling within the scope of IAS19 *Employee Benefits*. This means that the net deficit on the Group's employee benefit plans is included within net assets at 1 April 2004.
- The Group has applied the IFRS1 exemption from the requirement for retrospective application of IAS21 *The Effects of Changes in Foreign Exchange Rates* in respect of cumulative translation differences. This means that the Group has elected not to classify any retained earnings arising prior to 1 April 2004 within cumulative translation differences, which are, therefore, deemed to be zero at the transition date.
- The Group has applied the IFRS1 exemption from the requirement to restate its comparative information for the effects of adopting IAS32 *Financial Instruments: Disclosure and Presentation*, IAS39 *Financial Instruments: Recognition and Measurement* and IFRS4 *Insurance Contracts*. The Group did not restate comparative information at 1 April 2004 or for the year to 31 March 2005 for these standards.
- As permitted under IFRS1 and IFRS2 *Share-based Payment*, the Group has made no adjustment in either the income statement or balance sheet for share option grants that occurred prior to 7 November 2002.

Key changes in accounting policies

The following notes highlight the main differences between UK GAAP and IFRS that had a material effect on the financial statements of the Group.

(a) Share-based payment

Under UK GAAP, the Group recognised a charge in respect of employee share options based on the difference between the exercise price of the option and the market value of a Tate & Lyle share at the grant date. Accordingly, only grants made under the Tate & Lyle 2003 Performance Share Plan attracted a charge under UK GAAP, based on their intrinsic value. Under IFRS2 the Group recognises a charge reflecting the fair value of all employee share options granted since 7 November 2002 that had not vested by 1 January 2005.

The UK GAAP charge for the year to 31 March 2005 totalled £2 million, reflecting expense for two years of option grants. The impact of IFRS on profit before taxation for the year to 31 March 2005 is an additional charge of £2 million. In the year to 31 March 2006, the IFRS charge increased to reflect expense covering three years of option grants.

Net assets increased by £3 million at 31 March 2005 reflecting the deferred taxation impact.

(b) Employee benefits

Tate & Lyle operates a number of pension and post-employment healthcare schemes and has both defined benefit and defined contribution plans. Under UK GAAP, the Group accounted for these schemes in accordance with SSAP24, which required that the expected cost be charged to the profit and loss account so as to accrue cost over the service lives of employees on the basis of a constant percentage of earnings.

Under IAS19, the net surplus or deficit for each defined benefit scheme is calculated based on the present value of the discounted obligation less the fair value of the plan assets. The Group has elected to adopt early the amendment to IAS19 issued by the IASB on 16 December 2004, which allows all actuarial gains and losses to be immediately charged or credited to equity through the Statement of Recognised Income and Expense.

The charge to the income statement under IAS19 comprises the current service cost, interest cost on scheme liabilities, expected return on scheme assets, past service cost and the impact of any settlements or curtailments.

The impact on profit before taxation for the year to 31 March 2005 is a credit of £4 million. Net assets at 31 March 2005 reduced by £117 million.

The impact on net assets reflects the reversal of prepayments and liabilities previously reported under UK GAAP and recognition of assets and liabilities measured in accordance with IFRS, including those of joint ventures, adjusted for the impact of deferred taxation.

40 Adoption of International Financial Reporting Standards (continued)

(c) Intangible assets

Research and development

Under UK GAAP, the Group expensed all research and development costs as incurred. Under IFRS, the Group is required to capitalise development costs where this expenditure meets the recognition criteria set out in IAS38 *Intangible Assets*. Research costs continue to be expensed as incurred.

The capitalisation under IFRS of development costs expensed during the 2005 financial year under UK GAAP increased profit before taxation under IFRS by £1 million in the year to 31 March 2005. The charge in the year to 31 March 2005 under IFRS for the amortisation of development costs capitalised in previous periods reduces profit before taxation by £1 million compared to UK GAAP. Overall, the impact on profit before tax in the year to 31 March 2005 is £nil million.

The impact on net assets under IFRS, reflecting the capitalisation of costs previously expensed as incurred under UK GAAP, after adjusting for the impact of deferred taxation, is an increase of £5 million at 31 March 2005.

Reclassification of capitalised software costs

Under UK GAAP, software assets were included as part of property, plant and equipment, whereas under IFRS, unless they are integral to another asset, they are included as part of intangible assets. In the balance sheet, a reclassification of £4 million from property, plant and equipment to intangible assets was reflected under IFRS at 31 March 2005. There was no impact on either profit before taxation or total net assets under IFRS.

The treatment of goodwill under IFRS is discussed in the following note.

(d) Business combinations

IFRS3 *Business Combinations* introduces significant changes to the accounting for acquisitions compared to UK GAAP. The international standard requires recognition of all intangible assets that meet the IAS38 recognition criteria. Any goodwill arising from business combinations is not amortised under IAS38, but is subject to impairment tests annually or whenever there is an indication of impairment. Negative goodwill is recognised immediately in the income statement.

The requirement to cease amortising goodwill has the impact of increasing profit before taxation by £9 million in the year to 31 March 2005. Net assets at 31 March 2005 increased by £9 million.

IFRS3 requires the Group to record inventories acquired in a business combination at an amount equivalent to the selling price of those inventories, less costs of disposal and a reasonable profit allowance for the subsequent selling effort of the Group. UK GAAP requires acquired inventories to be recorded at cost.

In the case of the Sucralose realignment, this leads to the Group's acquired inventory being valued at an amount £4 million higher under IFRS than under UK GAAP, resulting in an increased charge under IFRS during the year to 31 March 2005. Net assets at 31 March 2005 reduced by £4 million.

(e) Accounting for joint ventures

Under UK GAAP, the Group accounted for joint ventures using the gross equity method, showing its share of joint venture turnover as part of total turnover, and its share of operating profit separately on the face of the profit and loss account. Under IFRS, the Group has elected to account for joint ventures using proportionate consolidation, whereby its share of each of the assets, liabilities, income and expenses is combined line by line with similar items in the Group's financial statements.

While this change does not materially alter total net assets, it has a significant impact on the classification of assets and liabilities within the Group's balance sheet. Profit before taxation remains unchanged for all periods presented.

(f) Taxation

There is no difference in accounting for current taxation between UK GAAP and IFRS.

In respect of deferred taxation, under UK GAAP, the Group recognised deferred taxation only on timing differences that arose from the inclusion of gains and losses in tax assessments in periods different from those in which they were recognised in the financial statements. Under IAS12 *Income Taxes,* deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Under UK GAAP, the Group elected to discount deferred tax as permitted by FRS19. Discounting of deferred tax is not permitted under IFRS. The impact on the taxation charge for the year to 31 March 2005 is a debit of £2 million reflecting the reversal of the discounting effect recognised under UK GAAP. An increase during the year under UK GAAP of the goodwill on the Sucralose realignment of £4 million relating to the unwinding of discounted deferred taxation on the realignment has been reversed.

Net assets at 31 March 2005 reduced by £33 million (1 April 2004 – £30 million), due to the reversal of the discounting effect recognised under UK GAAP as well as the recognition of deferred taxation in respect of the unremitted earnings of certain overseas investments.

40 Adoption of International Financial Reporting Standards (continued)

(g) Other

Events after the balance sheet date

Under UK GAAP, the Group recognised a provision for the dividend declared within its financial statements. IFRS specifically states that dividends approved by the relevant authority after the reporting date do not meet the definition of a present obligation and should not therefore be recognised. The impact of this is to increase net assets at 31 March 2005 by £65 million (1 April 2004 – £62 million).

Other adjustments

Other adjustments, relating to sundry reclassifications and remeasurements, increase net assets by £6 million at 31 March 2005 (1 April 2004 – £5 million). These other adjustments contain certain minor amendments and balance sheet reclassifications compared to the unaudited appendix contained in the Annual Report and Accounts for the year ended 31 March 2005.

Cash flow

The adoption of IFRS had no material impact on the consolidated cash flow statement, but led to the reclassification of certain items between categories. Cash and cash equivalents presented in accordance with IFRS include cash and cash equivalents of joint ventures, accounted for under the proportionate consolidation method, of £30 million at 31 March 2005 (1 April 2004 – £17 million) and exclude certain current asset investments of £1 million at 31 March 2005 (1 April 2004 – £14 million).

Financial instruments

As noted above, the Group has applied the IFRS1 exemption from the requirement to restate its comparative information for the effects of adopting IAS32 *Financial Instruments: Disclosure and Presentation*, IAS39 *Financial Instruments: Recognition and Measurement* and IFRS4 *Insurance Contracts.* Therefore, the Group adopted these standards with effect from 1 April 2005.

40 Adoption of International Financial Reporting Standards (continued)

Reconciliations of UK GAAP financial information to IFRS

Consolidated Balance Sheet as at 1 April 2004

	UK GAAP in IFRS format £m	Share-based payments Note (a) £m	Employee benefits Note (b) £m	Intangible assets Note (c) £m	Business combinations Note (d) £m	Joint ventures Note (e) £m	Taxation Note (f) £m	Other Note (g) £m	IFRS £m
ASSETS									
Non-current assets									
Intangible assets	136	–	–	11	–	9	–	–	156
Property, plant and equipment	1 062	–	–	(4)	–	132	–	7	1 197
Investments in associates	3	–	–	–	–	–	–	–	3
Investments in joint ventures	194	–	–	–	–	(194)	–	–	–
Trade and other receivables	38	–	(31)	–	–	–	–	–	7
Other non-current assets	19	–	–	–	–	16	–	–	35
	1 452	–	(31)	7	–	(37)	–	7	1 398
Current assets									
Inventories	273	–	–	–	–	72	–	(1)	344
Trade and other receivables	299	–	–	–	–	52	–	–	351
Cash and cash equivalents	42	–	–	–	–	17	–	98	157
Current asset investments	112	–	–	–	–	–	–	(98)	14
	726	–	–	–	–	141	–	(1)	866
TOTAL ASSETS	2 178	–	(31)	7	–	104	–	6	2 264
SHAREHOLDERS' EQUITY									
Capital and reserves attributable to the Company's equity holders:									
Share capital and share premium	507	(1)	–	–	–	–	–	–	506
Other reserves	118	–	–	–	–	–	–	(7)	111
Retained earnings	326	1	(99)	5	–	–	(30)	74	277
	951	–	(99)	5	–	–	(30)	67	894
Minority interest	27	–	–	–	–	2	–	–	29
TOTAL SHAREHOLDERS' EQUITY	978	–	(99)	5	–	2	(30)	67	923
LIABILITIES									
Non-current liabilities									
Trade and other payables	5	–	–	–	–	3	–	–	8
Borrowings	512	–	–	–	–	12	–	–	524
Deferred tax liabilities	65	–	(52)	2	–	2	30	–	47
Retirement benefit obligations	121	–	120	–	–	1	–	–	242
Provisions for other liabilities and charges	60	–	–	–	–	9	–	–	69
	763	–	68	2	–	27	30	–	890
Current liabilities									
Trade and other payables	370	–	–	–	–	33	–	(61)	342
Current tax liabilities	37	–	–	–	–	5	–	–	42
Borrowings and overdrafts	30	–	–	–	–	37	–	–	67
	437	–	–	–	–	75	–	(61)	451
TOTAL LIABILITIES	1 200	–	68	2	–	102	30	(61)	1 341
TOTAL LIABILITIES AND EQUITY	2 178	–	(31)	7	–	104	–	6	2 264

40 Adoption of International Financial Reporting Standards (continued)

Reconciliations of UK GAAP financial information to IFRS

Consolidated Balance Sheet as at 31 March 2005

	UK GAAP in IFRS format £m	Share-based payments Note (a) £m	Employee benefits Note (b) £m	Intangible assets Note (c) £m	Business combinations Note (d) £m	Joint ventures Note (e) £m	Taxation Note (f) £m	Other Note (g) £m	IFRS £m
ASSETS									
Non-current assets									
Intangible assets	173	–	–	11	5	9	(4)	–	194
Property, plant and equipment	1 111	–	–	(4)	–	150	–	7	1 264
Investments in associates	2	–	–	–	–	1	–	–	3
Investments in joint ventures	211	–	–	–	–	(211)	–	–	–
Trade and other receivables	60	–	(51)	–	–	4	–	–	13
Other non-current assets	16	–	–	–	–	–	–	–	16
	1 573	–	(51)	7	5	(47)	(4)	7	1 490
Current assets									
Inventories	288	–	–	–	–	85	–	(1)	372
Trade and other receivables	361	–	–	–	–	56	–	1	418
Cash and cash equivalents	59	–	–	–	–	30	–	295	384
Current asset investments	296	–	–	–	–	–	–	(295)	1
	1 004	–	–	–	–	171	–	–	1 175
TOTAL ASSETS	2 577	–	(51)	7	5	124	(4)	7	2 665
SHAREHOLDERS' EQUITY									
Capital and reserves attributable to the Company's equity holders:									
Share capital and share premium	517	–	–	–	–	–	–	–	517
Other reserves	117	–	–	–	–	–	–	(7)	110
Retained earnings	384	3	(117)	5	5	(1)	(33)	78	324
	1 018	3	(117)	5	5	(1)	(33)	71	951
Minority interest	29	–	–	–	–	3	–	–	32
TOTAL SHAREHOLDERS' EQUITY	1 047	3	(117)	5	5	2	(33)	71	983
LIABILITIES									
Non-current liabilities									
Trade and other payables	8	–	–	–	–	–	–	–	8
Borrowings	783	–	–	–	–	5	–	–	788
Deferred tax liabilities	53	(3)	(58)	2	–	6	29	–	29
Retirement benefit obligations	116	–	124	–	–	4	–	–	244
Provisions for other liabilities and charges	112	–	–	–	–	7	–	(1)	118
	1 072	(3)	66	2	–	22	29	(1)	1 187
Current liabilities									
Trade and other payables	416	–	–	–	–	51	–	(63)	404
Current tax liabilities	19	–	–	–	–	4	–	–	23
Borrowings and overdrafts	23	–	–	–	–	45	–	–	68
	458	–	–	–	–	100	–	(63)	495
TOTAL LIABILITIES	1 530	(3)	66	2	–	122	29	(64)	1 682
TOTAL LIABILITIES AND EQUITY	2 577	–	(51)	7	5	124	(4)	7	2 665

40 Adoption of International Financial Reporting Standards (continued)

Reconciliations of UK GAAP financial information to IFRS

Consolidated Income Statement for the year to 31 March 2005

	UK GAAP in IFRS format £m	Share-based payments Note (a) £m	Employee benefits Note (b) £m	Intangible assets Note (c) £m	Business combinations Note (d) £m	Joint ventures Note (e) £m	Taxation Note (f) £m	Other Note (g) £m	IFRS £m
Sales	3 001	–	–	–	–	338	–	–	3 339
Operating profit	181	(2)	6	–	5	38	–	1	229
Share of net result of associates and joint ventures	38	–	–	–	–	(38)	–	–	–
Interest income	34	–	–	–	–	–	–	–	34
Finance expense	(56)	–	(2)	–	–	–	–	–	(58)
Profit before tax	197	(2)	4	–	5	–	–	1	205
Income tax expense	(53)	1	(1)	–	–	–	(2)	–	(55)
Profit for the year	144	(1)	3	–	5	–	(2)	1	150
Attributable to:									
Equity holders of the Company	140	(1)	3	–	5	–	(2)	1	146
Minority interest	4	–	–	–	–	–	–	–	4
	144	(1)	3	–	5	–	(2)	1	150

Earnings per share attributable to the equity holders of the Company	pence	pence	pence	pence	pence	pence	pence	pence	pence
Basic	29.7	(0.2)	0.6	–	1.1	–	(0.4)	0.2	31.0
Diluted	29.4	(0.2)	0.6	–	1.0	–	(0.4)	0.2	30.6

41 Adoption of IAS32 and IAS39

The Group adopted IAS32 and IAS39 from 1 April 2005. The effects of the changes in accounting policies required on the Group's balance sheet at 1 April 2005 are summarised below.

(i) Under UK GAAP the Group reported other non-current assets and current asset investments of £29 million and £1 million respectively. These comprised: equity investments, now reclassified as available-for-sale financial assets; and loans and non-current receivables, now reclassified as trade and other receivables.

- Available-for-sale financial assets are made up of non-current recievables previously carried at £15 million and current asset investments of £1 million. A fair value adjustment resulted in an increase of £1 million, which also increases other reserves by the same amount.
- Trade and other receivables are made up of other non-current assets carried at £10 million.

In addition to the reclassifications described above, a further £4 million previously reported as other non-current assets has been reclassified as derivative financial instruments.

(ii) Certain of the Group's derivative financial instruments were not carried at fair value under UK GAAP. IFRS also requires separate presentation of derivative financial instruments on the balance sheet. Reclassifications from other financial assets and liabilities and accrued interest balances have been made, along with re-measurement adjustments, as reflected in the restated consolidated balance sheet.

(iii) The Group's Food & Industrial Ingredients, Europe business operates a securitisation programme under which it receives cash from selling trade receivables. Under UK GAAP, the amounts received under this facility of £45 million were linked in presentation to the original amounts receivable. Under IAS39, the amounts received are shown as borrowings. Trade and other receivables are reduced for reclassification of derivative financial instruments of £14 million.

(iv) Cash and cash equivalents have been adjusted for the reclassification of currency swap contracts of £9 million.

(v) Cumulative preference shares of £2 million have been reclassified as non-current borrowings.

(vi) Other reserves are adjusted by £1 million for unrealised fair value adjustments arising on available-for-sale financial assets (as explained in note (i)); a further reserve for deferred net gains on cash flow hedges of £11 million has been recorded in other reserves, net of attributable deferred taxation of £4 million.

(vii) Non-current and current trade and other payables are adjusted for reclassification of derivative financial instruments of £5 million and £35 million respectively, including £11 million relating to commodity trading contracts, as explained in note (ii).

(viii) Non-current borrowings are adjusted for reclassification of derivative financial instruments of £13 million, as explained in note (ii), and for cumulative preference shares of £2 million, as explained in note (v).

(ix) Current borrowings are adjusted for reclassification of derivative financial instruments of £21 million (including £11 million relating to reclassified interest accruals), as explained in note (ii), and for securitised receivables of £45 million, as explained in note (iii).

(x) Retained earnings are increased by £1 million net as a result of re-measurement differences arising on financial instruments at 1 April 2005.

Under UK GAAP, trading instruments were marked-to-market using externally derived market prices. Gains or losses were recognised immediately in the profit and loss account. For hedging instruments, the Group applied a form of hedge accounting which enabled changes in the market value of financial instruments to be matched in the profit and loss account with recognition of the underlying hedged exposure.

41 Adoption of IAS32 and IAS39 (continued)

Reconciliations of UK GAAP financial information to IFRS

Consolidated Balance Sheet as at 1 April 2005 reflecting the adoption of IAS32 and IAS39

	Notes	31 March 2005 £m	Effects of IAS32/39 adoption £m	1 April 2005 £m
ASSETS				
Non-current assets				
Intangible assets		194	–	194
Property, plant and equipment		1 264	–	1 264
Investments in associates		3	–	3
Available-for-sale financial assets	(i)	–	17	17
Derivative financial instruments	(ii)	–	33	33
Trade and other receivables	(i)	13	(3)	10
Other non-current assets	(i)	16	(16)	–
		1 490	31	1 521
Current assets				
Inventories		372	–	372
Trade and other receivables	(iii)	410	31	441
Current tax assets		8	–	8
Derivative financial instruments	(ii)	–	35	35
Current asset investments	(i)	1	(1)	–
Cash and cash equivalents	(iv)	384	(9)	375
		1 175	56	1 231
TOTAL ASSETS		2 665	87	2 752
SHAREHOLDERS' EQUITY				
Capital and reserves attributable to the Company's equity holders:				
Share capital and share premium	(v)	517	(2)	515
Other reserves	(vi)	110	8	118
Retained earnings	(x)	324	1	325
		951	7	958
Minority interest		32	–	32
TOTAL SHAREHOLDERS' EQUITY		983	7	990
LIABILITIES				
Non-current liabilities				
Trade and other payables	(vii)	8	(5)	3
Borrowings	(viii)	788	15	803
Derivative financial instruments	(ii)	–	20	20
Deferred tax liabilities	(vi)	29	4	33
Retirement benefit obligations		244	–	244
Provisions for other liabilities and charges		118	–	118
		1 187	34	1 221
Current liabilities				
Trade and other payables	(vii)	404	(35)	369
Current tax liabilities		23	–	23
Borrowings and overdrafts	(ix)	68	66	134
Derivative financial instruments	(ii)	–	15	15
		495	46	541
TOTAL LIABILITIES		1 682	80	1 762
TOTAL LIABILITIES AND EQUITY		2 665	87	2 752

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF TATE & LYLE PLC: PARENT COMPANY FINANCIAL STATEMENTS

We have audited the parent company financial statements of Tate & Lyle PLC for the year ended 31 March 2006 which comprise the Parent Company Balance Sheet and the Notes to the Parent Company Financial Statements. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Tate & Lyle PLC for the year ended 31 March 2006.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you as to whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referred from the Business Review section of the Directors' Report. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Chairman's Statement, the Chief Executive's Review, the Operating and Financial Review and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006;
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place
London WC2N 6RH
24 May 2006

PARENT COMPANY BALANCE SHEET

	Notes	31 March 2006 £m	31 March 2005 (Restated) £m
Fixed assets			
Intangible assets	2	**24**	28
Tangible assets	3	**2**	2
Investments in subsidiary undertakings	4	**2 005**	1 837
		2 031	1 867
Current assets			
Debtors – due within one year	5	**39**	26
Debtors – due after more than one year	5	**12**	14
		51	40
Creditors – due within one year	6	**(234)**	(116)
Net current liabilities		**(183)**	(76)
Total assets less current liabilities		**1 848**	1 791
Creditors – due after more than one year	7	**(453)**	(373)
Provisions for liabilities and charges	9	**(1)**	(1)
Total net assets		**1 394**	1 417
Capital and reserves			
Called up share capital	12	**122**	124
Share premium account	13	**400**	393
Profit and loss account	13	**872**	900
Shareholders' funds (including non-equity interests)		**1 394**	1 417

The parent company financial statements were approved by the Board of Directors on 24 May 2006 and signed on its behalf by:

Sir David Lees, Iain Ferguson, Simon Gifford Directors

Registered No. 76535

The notes on pages 126 to 132 form part of these parent company financial statements.

1 Parent company accounting policies

Accounting basis

The parent company financial statements are prepared under the historical cost convention, except as disclosed below, in accordance with the Companies Act 1985 and applicable UK accounting standards. As permitted by Section 230 of the Companies Act 1985, the Company's profit and loss account and statement of total recognised gains and losses are not presented in these financial statements. The Tate & Lyle PLC consolidated financial statements for the year ended 31 March 2006 contain a consolidated statement of cash flows. Consequently the Company has taken the exemption available in FRS1 (Revised 1996) *Cash flow statements,* and has not presented its own cash flow statement.

Changes in accounting policies

The Company has adopted the following new standards in the year ended 31 March 2006: FRS1 *Retirement Benefits*; FRS20 *Share-based Payment (early adopted)*; FRS21 *Events after the Balance Sheet Date*; FRS23 *The Effects of Changes in Foreign Exchange Rates*; FRS25 *Financial Instruments: Disclosure and Presentation*; FRS26 *Financial Instruments: Measurement* and FRS28 *Corresponding Amounts*. The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly except where the exemption from restating comparatives has been taken. Details of the effect of prior year adjustments are shown in note 14.

Intangible fixed assets

Patents and other intellectual property are shown at historical cost less accumulated amortisation and impairment losses. Where the assets are acquired as part of a business combination, historical cost is based on their fair values as at the date of the combination. Amortisation of the assets is recognised on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

Tangible fixed assets

Depreciation is provided on a straight-line basis to write off the cost of tangible fixed assets over the estimated useful life. The tangible fixed assets comprise plant and machinery which is depreciated over a period of 3 to 28 years. Impairment reviews are undertaken if there are indications that the carrying values may not be recoverable.

Investments

Fixed asset investments are included in the balance sheet at cost, less any provision for impairment.

Leases

Operating lease costs are charged to profit as incurred.

Research and development

All expenditure on research and development is charged to profit as incurred.

Retirement benefits

The Company contributes to the Group pension plan operated in the UK. Details of the plan are included within Note 28 of the Group financial statements. As permitted under FRS17 *Retirement Benefits*, the plan is accounted for as a defined contribution plan, as the employer cannot identify its share of the underlying assets and liabilities of the plan. The employer's contributions relate to the current service period only.

Deferred tax

Deferred tax is recognised on a full provision basis on timing differences between the recognition of gains and losses in the accounts and their recognition for tax purposes that have arisen but not reversed at the balance sheet date. Deferred tax is not recognised on permanent differences or on timing differences arising on unremitted profits of overseas subsidiaries. Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be sufficient future taxable profits to permit tax relief of the underlying timing differences.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling on the last day of the financial period (the closing rate) and other profits and losses on exchange are credited or charged to the profit and loss account.

Share-based compensation

The Company operates a number of equity-settled, share-based compensation plans. The fair value of employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, earnings targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, for options granted with non-market vesting conditions, the Company revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the profit and loss account, and a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

2 Intangible fixed assets

	Patents £m
Cost	
At 1 April 2005 and 31 March 2006	**32**
Amortisation	
At 1 April 2005	4
Charge for the year	4
At 31 March 2006	**8**
Net book value at 31 March 2006	**24**
Net book value at 31 March 2005	28

3 Tangible fixed assets

The net book value of tangible fixed assets of £2 million (2005 – £2 million) comprises plant and machinery.

4 Investments in subsidiary undertakings

	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Total £m
At 1 April 2005	1 608	229	1 837
Additions	132	–	132
Exchange differences	33	3	36
At 31 March 2006	**1 773**	**232**	**2 005**

Shares in subsidiary undertakings are stated at cost or earliest ascribed value less amounts provided of £70 million (2005 – £70 million). Loans to subsidiary undertakings are stated net of amounts provided of £9 million (2005 – £9 million).

5 Debtors

	31 March 2006 £m	31 March 2005 (Restated) £m
Due within one year		
UK taxation	**31**	20
Other debtors	**7**	5
Prepayments and accrued income	**1**	1
	39	26
Due after more than one year		
Deferred taxation (note 8)	**12**	14

6 Creditors – due within one year

	31 March 2006 £m	31 March 2005 (Restated) £m
Borrowings		
Amounts owed to subsidiary undertakings	**190**	68
Other creditors		
Owed to subsidiary undertakings	**12**	7
Other creditors	**1**	2
Accruals and deferred income	**31**	39
	234	116

7 Creditors – due after more than one year

	31 March 2006 £m	31 March 2005 £m
Borrowings		
Amounts owed to subsidiary undertakings	**451**	373
Preference shares	**2**	–
	453	373

Preference shares of £2 million were reclassified to borrowings on adoption of FRS25 as set out in note 13.

	31 March 2006 £m	31 March 2005 £m
Maturity of borrowings		
Over one year and up to two years	**–**	120
Over five years	**453**	253
	453	373

8 Deferred taxation

Deferred taxation charged to profit in the year was £2 million.

9 Provisions for liabilities and charges

Provisions for liabilities and charges of £1 million (2005 – £1 million) are expected to be utilised within the next 12 months.

10 Contingent liabilities

	31 March 2006 £m	31 March 2005 £m
Loans and overdrafts of subsidiaries, joint ventures, associates and former subsidiaries guaranteed	**739**	789

Guarantees given in respect of loans and overdrafts given by Tate & Lyle PLC may not exceed £1,821 million (2005 – £1,702 million).

Other trade guarantees have been given in the normal course of business by Tate & Lyle PLC at both 31 March 2006 and 31 March 2005. These are excluded from the figures given above and are in respect of Revenue and Customs and the Rural Payments Agency for Agricultural Produce bonds, ECGD recourse agreements, letters of credit and tender and performance bonds.

11 Financial commitments

Annual payments made by the Company in the year ended 31 March 2006 in respect of operating leases which expire after more than five years (2005 – more than five years) were £3 million (2005 – £3 million).

12 Share capital

Authorised equity share capital

	31 March 2006 £m	31 March 2005 £m
790,424,000 ordinary shares of 25p each (2005 – 790,424,000)	**198**	198

Allotted, called up and fully paid equity share capital

	31 March 2006 Shares	31 March 2006 £m	31 March 2005 Shares	31 March 2005 £m
At 1 April	**486 471 879**	**122**	482 865 893	121
Allotted under share option schemes	**2 268 237**	**–**	3 605 986	1
At 31 March	**488 740 116**	**122**	486 471 879	122

As set out in note 13 preference shares have been reclassified to borrowings at 1 April 2005 on adoption of FRS25.

13 Reconciliation of movements in shareholders' funds

	Ordinary shares £m	Preference shares £m	Total share capital £m	Share premium £m	Profit and loss account £m	Total £m
At 31 March 2005	122	2	124	393	838	1 355
Prior year adjustments (note 14)	–	–	–	–	62	62
At 31 March 2005 (restated)	122	2	124	393	900	1 417
Adoption of FRS25 (note a)	–	(2)	(2)	–	–	(2)
At 1 April 2005	122	–	122	393	900	1 415
Proceeds from shares issued	–	–	–	7	9	16
Share-based payments	–	–	–	–	2	2
Ordinary dividend paid	–	–	–	–	(93)	(93)
Profit for the year	–	–	–	–	54	54
At 31 March 2006	**122**	**–**	**122**	**400**	**872**	**1 394**

(a) Adoption of FRS25 comprises the reclassification of £2 million of preference share capital to borrowings.

The profit for the year before dividends dealt with in the financial statements of the Company amounted to £54 million (2005 – £770 million profit, restated).

The remaining amount available for the payment of dividends by the Company at 31 March 2006 was £872 million.

14 Prior year adjustments

The Company has adopted the following accounting standards in the year ended 31 March 2006: FRS17 *Retirement Benefits*; FRS20 *Share-based payments (early adopted)*; FRS21 *Events after the Balance Sheet Date*; FRS23 *The effects of changes in Foreign Exchange rates*; FRS25 *Financial Instruments: Disclosure and Presentation*; FRS26 *Financial Instruments: Measurement*.

In addition, the Company has taken advantage of the option in FRS19 *Deferred Tax*, not to discount deferred tax assets and liabilities. Prior year balances have been restated accordingly.

The impact of these changes on the Company's balance sheet at 31 March 2005 is shown below:

	Notes	31 March 2005 £m	Effect on adoption of new standards £m	31 March 2005 (Restated) £m
Fixed assets				
Intangible assets		28	–	28
Tangible assets		2	–	2
Investments in subsidiary undertakings		1 837	–	1 837
		1 867	–	1 867
Current assets				
Debtors – due within one year		26	–	26
Debtors – due after more than one year	(a)	17	(3)	14
		43	(3)	40
Creditors – due within one year	(b)	(181)	65	(116)
Net current assets/(liabilities)		(138)	62	(76)
Total assets less current liabilities		1 729	62	1 791
Creditors – due after more than one year	(c)	(373)	–	(373)
Provisions for liabilities and charges		(1)	–	(1)
Total net assets		1 355	62	1 417
Capital and reserves				
Called up share capital		124	–	124
Share premium account		393	–	393
Profit and loss account		838	62	900
Shareholders' funds		1 355	62	1 417

(a) Debtors – due after more than one year reduce by £3 million comprising a reduction of £6 million on adoption of FRS17, representing the reversal of a previously recognised pension prepayment and related deferred tax, and an increase of £3 million due to the cessation of discounting of deferred tax balances.

(b) Creditors – due within one year reduce by £65 million due to the adoption of FRS21 and represents the reversal of the accrual for the final dividend for the year ended 31 March 2005 which is no longer recognised as a liability until it is approved by the Company's shareholders.

(c) The Company has taken advantage of the exemptions in FRS25 and FRS26 not to restate comparative information. The impact of these standards, which were therefore adopted on 1 April 2005, is shown in note 13.

The impact of adopting the remaining standards on the parent company balance sheet at 31 March 2005 was not significant.

15 Related parties

As permitted by FRS8 *Related Party Disclosures* disclosure of related party transactions with other companies controlled by Tate & Lyle PLC is not provided and there were no reportable transactions with other related parties.

16 Profit and loss account disclosures

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

The Company's audit fee for the year ended 31 March 2006 was £0.5 million (2005 – £0.4 million).

The Company employed 85 staff including directors (2005 – 82) and the total staff costs are shown below:

	Year to 31 March	
	2006 £m	2005 £m
Wages and salaries	**12**	9
Social security	**1**	1
Retirement benefits	**2**	2
	15	12

Directors' emoluments disclosures are provided in the Directors' Remuneration Report on pages 54 to 64 of the Tate & Lyle PLC Annual Report.

17 Dividends

	Year to 31 March	
	2006	2005
Dividends paid on ordinary equity shares:		
– Final paid (£million)	**65**	62
– Interim paid (£million)	**28**	27
Total dividend paid (£million)	**93**	89
The total ordinary dividend is 20.0p (2005 – 19.4p) made up as follows:		
– Interim dividend paid	**5.9p**	5.7p
– Final dividend proposed	**14.1p**	13.7p
	20.0p	19.4p

The final dividend proposed for the year, which has not been recognised as a liability, will be paid subject to approval by shareholders at the Company's Annual General Meeting on 19 July 2006 to shareholders who are on the register of members on 30 June 2006.

INFORMATION FOR INVESTORS

Addresses and telephone numbers

Relevant addresses and telephone numbers are given on page 137.

Dividends on Ordinary shares

Two payments were made during the tax year 2005/06 as follows:

Payment date	Dividend description	Dividend per share
3 August 2005	Final 2005	13.7p
10 January 2006	Interim 2006	5.9p

Services

Single Company Individual Savings Account (ISA)

Tate & Lyle's ordinary shares can be held in a Single Company ISA. For information, please call Lloyds TSB Registrars ISA Helpline on 0870 24 24 244.

Shareholding enquiries

Queries on shareholdings should be addressed to Tate & Lyle's Registrar, Lloyds TSB Registrars (see page 137 for contact details).

Tate & Lyle's website (www.tateandlyle.com) and share price information

Tate & Lyle's website provides direct links to other Group company sites and to sites providing financial and other information relevant to the Company. The share price is available on the website with a 20-minute delay. Similar information is available on many specialist websites, on Teletext and in several national newspapers.

Capital gains tax

The market values on 31 March 1982 for the purposes of indexation up to April 1998 in relation to capital gains tax of Tate & Lyle PLC shares then in issue were:

Ordinary shares of £1 each	201.00p
Equivalent value per ordinary share of 25p	50.25p
6½% cumulative preference shares	43.50p

Tate & Lyle American Depositary Shares (ADSs)

The Company's shares trade in the United States on the NASDAQ over the counter (OTC) market in the form of ADSs and these are evidenced by American Depositary Receipts (ADRs). The shares are traded under the symbol TATYY. Each ADS is equivalent to four ordinary shares. For more information, contact The Bank of New York at the address given on page 137.

Financial calendar (dates are provisional except those in italics)

2006 Annual General Meeting	*19 July 2006*
Announcement of interim results for six months to 30 September 2006	2 November 2006
Announcement of preliminary results for year ended 31 March 2007	24 May 2007
2007 Annual General Meeting	18 July 2007

Dividend on Ordinary shares	2006 Final	2007 Interim	2007 Final
Announced	*25 May 2006*	2 November 2006	24 May 2007
Payment date	*27 July 2006*[1]	9 January 2007	26 July 2007[1]

1. Subject to the approval of shareholders.

Dividends on 6½% Cumulative Preference shares

Paid 31 March and 30 September

Share information	UK GAAP[2] 1997	1998	1999	2000	2001	2002	2003	2004[1]	IFRS 2005[3,4]	2006[4]
Pence per 25p ordinary share										
Closing share price	434.0	522.0	401.0	227.0	228.8	349.2	299.0	297.2	531.5	**571.0**
Earnings – basic	18.8	31.1	30.4	24.3	(50.0)	24.7	27.8	32.7	31.0	**(6.3)**
basic, before amortisation and exceptional items	40.5	35.7	28.5	30.0	14.8	22.2	33.1	34.0	37.7	**42.4**
Earnings – diluted	19.7	30.6	30.4	24.2	(49.8)	24.6	27.7	32.6	30.6	**(6.3)**
diluted, before amortisation and exceptional items	38.3	35.1	28.4	29.9	14.8	22.1	33.0	33.9	37.4	**41.7**
Dividend	17.0	17.0	17.2	17.8	17.8	17.8	18.3	18.8	19.4	**20.0**
Closing market capitalisation £ million	1 968	2 378	1 832	1 039	1 102	1 683	1 441	1 435	2 586	**2 791**
Including convertible redeemable preference shares £ million	36	32	–	–	–	–	–	–	–	–

Business ratios	1997	1998	1999	2000	2001	2002	2003	2004[1]	2005[3,4]	2006[4]
Interest cover – times Profit before interest, exceptional items and amortisation divided by net finance expense[5]	4.5	4.0	3.0	3.6	2.3	3.3	7.6	9.3	11.6	**9.9**
Gearing Net borrowings as a percentage of total net assets	84%	92%	84%	64%	91%	59%	45%	40%	48%	**91%**
Net margin Profit before interest, exceptional items and amortisation as a percentage of sales	5.6%	6.4%	5.9%	7.0%	4.3%	5.3%	7.8%	7.7%	8.3%	**8.8%**
Return on net operating assets Profit before interest and exceptional items as a percentage of average net operating assets	13.3%	13.7%	11.9%	13.5%	8.5%	10.5%	14.2%	15.4%	18.8%	**18.9%**
Dividend cover – times										
Basic earnings per share after exceptional items and amortisation divided by dividends per share	1.1	1.8	1.8	1.4	(2.8)	1.4	1.5	1.7	1.6	**(0.3)**
Basic earnings per share before exceptional items and amortisation divided by dividends per share	2.4	2.1	1.7	1.7	0.8	1.2	1.8	1.8	1.9	**2.1**

1. Comparative figures for 2004 have been restated to reflect the adoption of UITF38 Accounting for ESOP Trusts.
2. Comparative figures for 1997 to 2004 have not been restated to reflect the adoption of IFRS from 1 April 2004. The nature of the IFRS transition adjustments is discussed in note 40 of the Group financial statements.
3. Comparative figures for 2005 have not been restated to reflect the adoption of IAS32/39 from 1 April 2005. The nature of the IAS32/39 transition adjustments is discussed in note 41 of the Group financial statements.
4. 'Amortisation' relates to the amortisation of intangible assets arising on acquisition of businesses.
5. Under UK GAAP interest cover was calculated using only the profit before interest, exceptional items and amortisation, and the net finance expense of Tate & Lyle PLC and its subsidiaries.

In 2000, the Group changed its accounting reference date from 30 September to 31 March resulting in an extended accounting period of 18 months to March 2000.

Results presented above are for years to 31 March and have been calculated using the Group's published interim and full year financial statements.

In order to show the underlying trend of dividend payments, dividends shown in the above table have been adjusted as follows:

(a) to exclude from the dividend for the year to March 1997 the Foreign Income Dividend enhancement of 1.325p per share included in the Interim 1997 dividend; and
(b) to exclude from the dividend of 26.9p per share paid in respect of the 18 months to March 2000 the Final Dividend of 9.1p per share paid in respect of the transitional six-month period to March 2000 with the effect that the dividend of 17.8p per share for the year to March 2000 shown above is presented on an annualised basis.

	UK GAAP[2]								IFRS	
Employment of capital	1997 £m	1998 £m	1999 £m	2000 £m	2001 £m	2002 £m	2003 £m	2004[1] £m	2005[3,4] £m	**2006[4] £m**
Intangible assets and property, plant and equipment	1 764	1 821	1 892	1 854	1 860	1 699	1 565	1 414	1 458	**1 472**
Other non-current assets	–	–	–	–	–	–	–	–	3	**49**
Working capital	326	319	288	211	307	114	94	107	37	**328**
Net operating assets	2 090	2 140	2 180	2 065	2 167	1 813	1 659	1 521	1 498	**1 849**
Net borrowings	(955)	(1 030)	(986)	(805)	(963)	(639)	(471)	(388)	(471)	**(858)**
Net (liabilities)/assets for dividends and tax	(4)	7	(23)	4	(142)	(93)	(144)	(155)	(44)	**(51)**
Total net assets	1 131	1 117	1 171	1 264	1 062	1 081	1 044	978	983	**940**
Capital employed										
Called up share capital	116	117	117	117	123	123	123	123	124	**122**
Reserves	844	846	904	984	885	920	889	828	827	**783**
	960	963	1 021	1 101	1 008	1 043	1 012	951	951	**905**
Minority interests	171	154	150	163	54	38	32	27	32	**35**
	1 131	1 117	1 171	1 264	1 062	1 081	1 044	978	983	**940**
Profit summary										
Sales	5 047	4 560	4 359	4 090	4 146	3 944	3 167	3 167	3 339	**3 720**
Group operating profit:										
Before exceptional items and amortisation	253	260	220	237	156	180	219	214	278	**328**
Amortisation	–	–	–	–	(5)	(8)	(8)	(8)	(4)	**(5)**
Operating exceptional items	(83)	(9)	(5)	–	–	–	(39)	–	(45)	**(248)**
Group operating profit	170	251	215	237	151	172	172	206	229	**75**
Share of profits of joint ventures and associates	30	30	37	47	29	36	35	43	–	**–**
Total operating profit	200	281	252	284	180	208	207	249	229	**75**
Non-operating exceptional items:										
Write-downs on planned sale of business	–	–	–	(50)	(307)	–	(12)	–	–	**–**
Profit/(loss) on sale or termination of businesses	–	–	–	25	9	(5)	19	(6)	–	**–**
Profit/(loss) on sale of fixed assets	–	–	18	7	–	13	(1)	–	–	**–**
Profit/(loss) before net finance expense	200	281	270	266	(118)	216	213	243	229	**75**
Net finance expense	(56)	(65)	(73)	(65)	(67)	(55)	(29)	(23)	(24)	**(33)**
Net finance (expense)/income of joint ventures and associates	(5)	(10)	(13)	(10)	(5)	(2)	3	4	–	**–**
Profit/(loss) before taxation	139	206	184	191	(190)	159	187	224	205	**42**
Taxation	(39)	(60)	(49)	(63)	(40)	(39)	(57)	(69)	(55)	**(69)**
Profit/(loss) after taxation	100	146	135	128	(230)	120	130	155	150	**(27)**
Minority interests	(14)	(7)	4	(17)	(6)	(2)	2	(1)	(4)	**(3)**
Profit/(loss) for the period	86	139	139	111	(236)	118	132	154	146	**(30)**
Profit before tax, exceptional items and amortisation	222	215	171	209	113	159	228	227	254	**295**

1. Comparative figures for 2004 have been restated to reflect the adoption of UITF38 *Accounting for ESOP Trusts*.
2. Comparative figures for 1997 to 2004 have not been restated to reflect the adoption of IFRS from 1 April 2004. The nature of the IFRS transition adjustments is discussed in note 40 of the Group financial statements.
3. Comparative figures for 2005 have not been restated to reflect the adoption of IAS32/39 from 1 April 2005. The nature of the IAS32/39 transition adjustments is discussed in note 41 of the Group financial statements.
4. 'Amortisation' relates to the amortisation of intangible assets arising on acquisition of businesses.

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